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恒隆集團
HANG LUNG GROUP

Seeing beyond limits.

用遠見·來創展


TOWER




Annual Report
2004/05 年報

Corporate Profile
公司簡介

Hang Lung Group has been a leader in Hong Kong's property development market for over 40 years. Through its subsidiaries, the Group owns and operates a successful portfolio of developments throughout Hong Kong, and is also active in China – especially in Shanghai and Tianjin – where it has focused its expansion efforts in recent years. The Group's new property development interests are now held by Hang Lung Properties Limited, a publicly listed subsidiary which also holds a substantial portfolio of commercial and retail, office, residential/apartment, industrial/office and car park properties.

The key components of Hang Lung's business philosophy and culture are summed up by the company's four core values: integrity, loyalty, authority and simplicity. Hang Lung is a family owned, independently run company managed by a team of top executives. It has the in-depth industry knowledge and streamlined structure to ensure quick, decisive action based on years of professional property experience.

Looking forward, Hang Lung Group will maintain its leadership position in Hong Kong's dynamic property market, while exploring the diverse business potential that exists in cities throughout Mainland China.

恒隆集團於過去四十多年來穩居香港物業發展市場之翹楚地位。集團透過旗下附屬公司，在香港持有及管理多項物業，成績斐然，並於近年致力發展中國業務，尤其在上海和天津甚為活躍。集團之物業發展新項目現由恒隆地產有限公司持有。恒隆地產乃恒隆集團旗下之上市附屬公司，擁有龐大之投資物業組合，包括商場及商舖、寫字樓、住宅/寓所、工業/寫字樓、以及停車場物業。

恒隆之四大核心價值為：誠信、忠貞、權操及昭明，彼等概括本公司之業務哲學和公司文化。由一群卓越行政人員管理的恒隆，是家族擁有、營運自主的公司。多年來，恒隆在地產市場累積深厚經驗和專業知識，並建立了一個靈活運作架構，故能採取敏銳果斷的行動。

展望未來，恒隆集團將確保其在活力澎湃的香港地產市場保持領導地位，並在充滿業務機會的中國內地城市搜尋良機。

恒隆集團
HANG LUNG GROUP

Annual Report
2004 / 05

二零零四至零五年
年報

Contents 目錄

Financial Highlights
財務摘要

		Results 業績		
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	Change 變動 % 百分率
Turnover	營業額	7,472	5,449	37
Net profit attributable to shareholders	股東應佔純利	4,678	2,544	84
Dividends	股息	724	637	14
Per share data	每股資料			
Earnings	盈利	352.2¢	191.7¢	84
Dividends for the year	全年股息	54.5¢	48¢	14
Net assets	資產淨值	$17.2	$14.2	21
Shareholders' funds	股東權益	22,839	18,829	21
Gearing ratio *(Note 1)*	負債率 *(附註1)*	10%	24%	(58)
Pay-out ratio	派息比率	15%	25%	(40)

Notes:

1. Gearing ratio represents net debt over equity plus net debt. Net debt represents bank loans, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

附註：

1. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。



$Million
百萬元
Net Profit
純利
$4,678M
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005
Underlying net profit

Net Profit
純利
For the year ended 30 June 截至六月三十日止年度



Cents
仙
Earnings per Share (Basic)
每股盈利（基本）
352.2¢
400
320
240
160
80
0
2001
2002
2003
2004
2005
Earnings per Share
Dividends per Share

Earnings and Dividends per Share
每股盈利及股息
For the year ended 30 June 截至六月三十日止年度

		Underlying results *(Note 2)* 基本業績*(附註2)*		
		2005 $Million 百萬元	2004 $Million 百萬元	Change 變動 % 百分率
Turnover	營業額	7,472	5,449	37
Net profit attributable to shareholders	股東應佔純利	1,903	987	93
Dividends	股息	724	637	14
Per share data	每股資料			
Earnings	盈利	143.3¢	74.4¢	93
Dividends for the year	全年股息	54.5¢	48¢	14
Net assets	資產淨值	$17.8	$14.4	24
Shareholders' funds	股東權益	23,639	19,154	23
Gearing ratio *(Note 1)*	負債率*(附註1)*	10%	23%	(56)
Pay-out ratio	派息比率	38%	65%	(42)

2. To facilitate better understanding of the Group's operational results, the underlying results are presented by excluding the effect of changes in fair value of investment properties and their related deferred tax.

2. 為加強對本集團營運業績的理解，上述之基本業績均已撇除投資物業之公平值變動及其有關遞延税項的影響。


$17.2
2005

Net Assets per Share
每股資產淨值
At 30 June 於六月三十日


10%
2005

Gearing Ratio
負債率
At 30 June 於六月三十日

Chairman's Statement
主席報告

- Net profit attributable to shareholders grew 83.9% to HK$4,677.5 million.
- Leasing and property sales performed well in Hong Kong. Major subsidiary Hang Lung Properties has been able to sell apartments at progressively higher prices.

- 股東應佔純利增加百分之八十三點九，達港幣四十六億七千七百五十萬元。
- 香港物業租賃及銷售業務表現良好，主要附屬公司恒隆地產以節節上升之價格售出物業單位。





TO OUR SHAREHOLDERS

Results and Dividend

Starting this year, new accounting standards dictate that revaluation surpluses or deficits of investment properties together with related deferred taxes, if applicable, must be recognized in the income statement. These are non-cash items. In the past, the former goes into a reserve account on the balance sheet so there is no issue with the latter. Given these changes, last year's accounts are restated accordingly so comparisons with latest results are meaningful.

For the fiscal year ending 30 June 2005, we reported an increase in turnover of 37.1% to HK$7,472.2 million. Net profit attributable to shareholders grew by 83.9% to HK$4,677.5 million, and earnings per share was 352.2 cents, a rise of 83.7%. The underlying net profit, which excludes the revaluation gain and the related deferred tax, shot up 92.9% to HK$1,903.0 million from the HK$986.6 million of a year ago. The underlying earnings per share rose by 92.6% to 143.3 cents.

致各股東

業績及股息

由本年度起，新會計準則規定，收益表必須計入投資物業之重估盈餘或虧損及有關的遞延稅項（倘適用）。此等為非現金項目，前者於過去列入資產負債表之儲備賬，故以往對後者並無影響。由於該等改變，去年度之賬項已重新編列，令其與本年度之業績可作有意義之比較。

截至二零零五年六月三十日止財政年度，本集團錄得營業額港幣七十四億七千二百二十萬元，上升百分之三十七點一。股東應佔純利為港幣四十六億七千七百五十萬元，增加百分之八十三點九。每股盈利為三元五角二點二仙，上升百分之八十三點七。倘不計入重估盈餘及有關的遞延稅項，基本純利增長百分之九十二點九，由去年港幣九億八千六百六十萬元增至港幣十九億零三百萬元；每股基本盈利增長百分之九十二點

Your Board recommends a final dividend of 40 cents per share which is an improvement of 11.1 % over last year. If accepted by shareholders, total dividends for the year will be 54.5 cents per share, representing an increase of 13.5%.

董事局建議派發末期股息每股四角，較去年度增加百分之十一點一。如獲股東通過，全年度每股股息總額將為五角四點五仙，較去年度增加百分之十三點五。

Business Review

In early 2004, Hong Kong's property market finally recovered after some six years of weakness due mainly to the Asian Financial Crisis. In the past twelve months or so, all doubts regarding the sustainability of that recovery have apparently been dispelled. Transaction volume and prices have both reached their highest levels since the Crisis began. Rents from all sectors grew and in some cases quite strongly. There are several phenomena worth observing.

Whereas prices for mass residential have been rising in the past year, the number of transactions for the primary market has ebbed and flowed. This is due perhaps to the speed at which luxury apartment prices have gone up, which has had a psychological effect on the market as a whole. Potential buyers do not seem convinced where the market will go.

The past year witnessed a surge in the volume of the secondary market while that of the primary market shrank. This may be due to the high prices of new apartments. Prices for older units which had not moved much began to look cheap. In the longer run, the primary market must be supported by transaction volume in the second-hand market.

Society is unclear about the future of land supply. Is the government bent on driving up prices and therefore holding supply tightly? If not, why did repeated efforts by developers to apply for land fail? The fact that almost all applicants have fast diminishing land banks does not support the suspicion that they are low balling bids.

One point, however, seems certain: government officials are afraid of being accused of selling land cheaply. Insinuations about the government's wrongdoing in this regard are, in my opinion, unreasonable if not ridiculous. In the twenty-five years that I have been in the industry, I do not recall the government ever selling land below market. Whatever the case, many people today worry that there may soon be a shortage of supply.

業務回顧

二零零四年年初，香港物業市場終於復甦，擺脫了亞洲金融風暴所帶來約六年的疲憊光景。各界就此次復甦之持續性所抱有的疑慮，於過去約十二個月似已一掃而空。物業成交宗數及價格均創出亞洲金融風暴以來之最高水平；各類物業租金普遍上揚，部份物業之租金升幅頗為強勁。然而，數項現象值得吾等探討。

儘管普羅住宅物業價格去年持續攀升，但一手市場之成交宗數卻時增時減。此或許與豪宅價格之漲升速度有關，其對整體市場帶來心理影響。潛在買家似乎未能肯定樓價何去何從。

過去一年，二手市場成交額上升，而一手市場成交額則下降。此也許由於新樓價格較高，而舊樓價格因未顯著上升，相比下顯得平宜。長期而言，一手市場成交額有賴二手市場成交額支持。

社會對未來土地供應並不清楚。政府是否由於決心推高樓價故此收緊土地供應量？倘非如此，為何發展商屢次申請土地均失敗？差不多所有申請土地之發展商，其土地儲備均正迅速減少，故質疑彼等壓低投標價並無事實支持。

然而，有一點可以肯定：政府官員恐怕被指斥為賤價沽地。本人認為，在這方面歸咎政府之明嘲暗諷，均全不合理甚至荒謬。本人從事地產業二十五年，從未見政府曾以低於市價出售土地。無論如何，許多人士現時均擔心土地供應行將出現短缺。

The completion of expansion projects at Plaza 66 and The Grand Gateway in Shanghai will boost results in 2006 and 2007.

上海恒隆廣場及港匯廣場完成擴建計劃後，可令二零零六年及二零零七年之業績更上層樓。

Nevertheless, of late the government seems to be taking steps to address the potential problem. Recent changes in the land application process should help release more sites into the market. Other government initiatives should increase transaction volume. For example, the Mortgage Corporation relaxed the mortgage ceiling to 95%. Owners of Home Ownership Scheme (HOS) units can now dispose of them after three years of ownership, instead of five. The relaxation of security of tenure for domestic tenancies should also help.

政府近期似乎正採取行動以處理此項潛在問題。其就土地申請程序作出之更改，應有助增加市場土地供應量，而政府其他措施應可增加物業成交額。舉例而言，按揭公司把樓宇按揭上限增至九成五；居者有其屋計劃(居屋)之業主現可在三年後出售其單位，以往之規定為五年；放寬住宅租賃之租住權保障亦應可帶來幫助。

As for developers, they are hungry for land and are bidding aggressively whenever there is the chance. While expensive land does not automatically translate to higher apartment prices, the former may nevertheless have a psychological effect on potential home buyers.

發展商方面，彼等正渴求土地，每有機會便會積極出價投地。雖然地價上升不會直接推高樓價，但前者對潛在置業者確有心理影響。

Through careful timing and planning of marketing campaigns, our major subsidiary Hang Lung Properties has been able to sell apartments at progressively higher prices. According to an investment banking report which came out late last year, our profit margins rank number one in the industry. I will not be surprised if this leadership position will continue for a few more years as predicted by the same report.

本公司之主要附屬公司恒隆地產，憑著精心安排售樓時間及銷售計劃，成功地以節節上升之價格售出住宅物業單位。根據一家投資銀行去年年底發表的報告，恒隆地產之邊際利潤高踞業內榜首，並預期此領導地位將維持數年。對此本人並不感意外。

For the rental market, retail space led the recovery almost two years ago, followed by offices. Now all sectors are performing well. Your Company together with Hang Lung Properties are prime beneficiaries. Although benefits have not yet been fully reflected in our bottom line, vacancy is down. As can be expected, retail districts where mainland tourists congregate do better. Likewise, core central offices outstripped outlying ones.

物業租賃市場方面，商舖約兩年前率先復甦，隨之為寫字樓，如今各類租賃物業均有良好表現。本公司和恒隆地產乃主要受惠者。雖然吾等之溢利尚未完全反映此等裨益，但旗下物業之空置率已下降。內地旅客常前往之購物區表現較佳，地點適中之寫字樓物業比邊陲者享有較佳之表現，此等均可謂意料中事。

Our Shanghai operations have performed very well. Part of the sales proceeds from one office tower at The Grand Gateway has been booked with more to come in the next few months. The other office block retained by the Company has been completed and is fully let. Committed rents are rather satisfactory.

本公司之上海業務表現甚佳。港匯廣場出售其一幢辦公室大樓之部份銷售收益經已入賬，未來數月將續有進賬；本公司所保留之另一幢辦公室大樓經已落成及完全租出，協定之租金頗令人愜意。

Prospects

Barring unforeseen circumstances, the next few years should be promising ones. The staged completion of The Grand Gateway in Shanghai will boost income. Both sales proceeds of one office tower and rental from the other will begin to come through in the present fiscal year. In early 2006, the serviced apartments should be ready, and the second residential block (the first was finished several years ago along with the mall which is owned by Hang Lung Properties) is expected to be completed by July 2006. Plaza 66 in which we have a 10% interest (with Hang Lung Properties owning 79%) will see a jump in income at the beginning of 2007 when the second office tower will be available for leasing.

Things in Hong Kong look promising. Completed projects of Hang Lung Properties will be gradually sold. With probably the best profit margins of all major real estate companies, there should be billions of dollars of total profit.

Investment properties are also expected to perform well. The effects of the all-round rising market, if sustained, will take about three years to come through. These past twelve months saw the beginning of it, and there should be more positive results to come.

The longer term future of the group will rest on the mainland. Hang Lung Properties is embarking on an ambitious strategy to build at least ten more sizeable commercial complexes in that many cities. The primary task for the coming three years will be to nail down huge sites in major population centers that have vibrant economies and consumer spending power. So far we have succeeded in Tianjin and are close to fruition in two other cities. In 2006 and 2007, I hope to seal another seven or eight transactions. If successful, we will gradually transform ourselves into a group with two foci of activities--Hong Kong and the mainland. Specifically, the brand name "Hang Lung Plaza" which is already well-known in Shanghai will become ubiquitous in mainland China.

Ronnie C. Chan
Chairman

Hong Kong, 31 August 2005

展望

倘無不可預見之情況出現，本公司未來數年應享有可觀成果。隨著上海港匯廣場之擴建計劃分階段完成，本公司之租金收入將可增加。港匯廣場一幢辦公室大樓之銷售收益及另一幢辦公室大樓之租金收益，可於本財政年度開始彰顯。到了二零零六年年初，港匯廣場之服務式寓所大樓應可完工，而第二幢住宅大樓預期可於二零零六年七月落成(首幢住宅大樓及購物商場於數年前落成，恒隆地產持有該購物商場)。本公司並持有恒隆廣場百分之十權益(恒隆地產持有恒隆廣場百分之七十九權益)，恒隆廣場第二幢辦公室大樓將於二零零七年年初可供出租，屆時其租金收入將可大幅增加。

香港業務之前景理想。恒隆地產將逐步出售其落成物業，彼有可能是所有大型地產公司中邊際利潤最佳之公司，而本公司應可分享數以十億元計之利潤總額。

投資物業亦可望有良好之表現。倘大市持續上升，其利好影響需三年時間方會完全彰顯。過去十二個月所見乃其開端，未來應可有更佳之成果。

本集團之長遠前景取決於內地業務。恒隆地產現正採取雄心勃勃之策略，在多個內地城市合共發展最少十個規模宏大之商用物業。吾等未來三年之主要工作，乃在各個人口眾多並具有經濟活力及消費能力之主要城市，選出可供發展之大型土地。吾等至今已在天津取得成功，在兩個其他城市亦接近成事。本人希望，吾等在二零零六年及二零零七年，可再取得七個或八個項目。倘能成功，吾等可逐步成為一個以香港和內地為兩大重點之地產集團。「恒隆廣場」這個現已在上海廣為人知的品牌，屆時將會在中國內地聲名四播。

主席
陳啟宗

香港，二零零五年八月三十一日

Management Discussion and Analysis
管理層之討論及分析



[illegible] Ronnie Chichung [illegible]
[illegible] Nelson Wai Leung [illegible] Managing Director [illegible]
[illegible] Terry Sze Yuen Ng [illegible]
[illegible] Wilfred Sai Leung [illegible] Director (left) [illegible]

Hang Lung is a family owned, independently run company managed by a team of top executives. It has both the industry knowledge and streamlined structure to act quickly and decisively in building shareholder value.

由一群卓越行政人員管理的恒隆，是家族擁有、營運自主的公司。憑著專業知識和精簡架構作出敏銳果斷的行動，為股東持續創值。

Business Overview and Strategies
業務概覽及策略


Hang Lung has entered
a harvest phase,
reaping the benefits
of disciplined and
focused investment.



The Group entered a harvest phase during the year under review, reaping the benefits of disciplined and focused investment.

Turnover for the year under review increased by 37.1% to $7,472.2 million. This growth was supported by increased contributions from both Property Development and Sales (up 57.4% to $4,899.6 million) and Property Leasing (up 10.0% to $2,555.0 million). Further, a revaluation gain of $6,290.3 million and its related deferred tax are recorded in the income statement with the early adoption of the new HKAS 40 and HKSIC-Int 21 Financial Reporting Standards. Accordingly, net profit attributable to shareholders grew by 83.9% to $4,677.5 million. Taking out the effect of revaluation and its related deferred tax, the underlying net profit has increased by 92.9% to $1,903.0 million.

The Group's steady progress towards its goals comes as a result of its disciplined investment approach, as well as its proven three-pronged strategy for success in the property market: 1) investing in prime locations with high traffic flow; 2) self-management of properties for greater control and efficiency; and 3) constantly listening to – and addressing – customer needs.

回顧年度內，本集團進入收成期；嚴謹專注的投資策略帶來成果。

回顧年度之營業額達七十四億七千二百二十萬元，增加百分之三十七點一。此乃受惠於物業發展及銷售業務以及物業租賃業務之貢獻，兩者之營業額分別上升百分之五十七點四及百分之十，至四十八億九千九百六十萬元及二十五億五千五百萬元。此外，由於本集團提早採納新頒布的財務報告準則《香港會計準則》第四十號及《香港註釋常務委員會詮釋》第二十一號，故收益表計入物業重估收益達六十二億九千零三十萬元與及其有關之遞延稅項。因此，股東應佔純利因而增加百分之八十三點九，達四十六億七千七百五十萬元。倘不計入物業重估及有關之遞延稅項，基本純利為十九億零三百萬元，增長百分之九十二點九。

本集團可穩步邁向目標，除因投資策略嚴謹外，亦有賴集團在地產市場採取三項成功策略，包括：(一)選擇交通便利之黃金地點作出投資；(二)自行管理物業以取得更佳調控及效益；及(三)不斷聆聽及滿足客戶需要。

The Group is expanding its business into Mainland China, building on its success in Hong Kong. After developing a firm foothold in Shanghai, the Group has now made an investment in Tianjin and is actively seeking investment opportunities in other fast-developing cities around China.

本集團以其在香港之出色表現為基礎，致力擴展中國內地業務。經在上海打穩根基後，集團現已在天津作出投資，並正積極在中國其他發展迅速之城市尋找投資機會。



Investment Property Analysis
投資物業分析
Breakdown by Gross Floor Area
總樓面面積分類
14%
41%
45%
Breakdown by Rental Income
租金收入分類
12%
58%
30%
Residential/Apartment
住宅/寓所
Office/Industrial
寫字樓/工業
Commercial
商舖
Property Value
物業總值
$Million
百萬元
42,500
34,000
25,500
17,000
8,500
0
2001
2002
2003
2004
2005
Investment property
投資物業
Property under development
發展中物業
Investment Property Size
投資物業面積
'000 sq.m.
千平方米
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
Residential/Apartment
住宅/寓所
Office/Industrial
寫字樓/工業
Commercial
商舖

Hong Kong Property Leasing
香港物業租賃


GRAND PLAZA
TOWER 2

The Grand Plaza luxury serviced apartments offer modern and convenient residential options for urban professionals.

康蘭居豪宅式服務寓所，旺中帶靜，乃專業人士現代家居之選。

Fuelled by Hong Kong's rebounding economy, the property leasing business has been one of Hang Lung's major growth areas for the year.

在香港經濟復甦帶動下，物業租賃業務成為恒隆年內主要的增長範疇之一。

Rental revenues from Hong Kong properties grew 7.7% to $1,941.8 million during the year under review, buoyed by a rebounding economy. The Group's leasing portfolio has received a major boost from the improving economy, making this business one of the major growth areas for the year.

Rental growth in Hong Kong continued to grow, driven by an increase in rental rates generated by an influx of tourists from Mainland China, as well as increased local spending. Occupancy rates for the Group's leasing portfolio have risen across the board in FY2005.

To generate maximum returns for shareholders, the Group carefully considers management, tenant mix and best use of space in all its leasing properties according to its philosophy of maximising each building's potential.

回顧年度內，受惠於經濟復甦，本集團之香港物業租金收入增加百分之七點七，達十九億四千一百八十萬元。經濟復甦為集團之租賃物業組合帶來重大裨益，令該業務成為集團年內主要的增長範疇之一。

大量中國內地旅客來港，加上本土消費增加，除帶動租金上升外，亦為租務帶來持續增長。二零零五財政年度內，本集團旗下各類租賃物業之租出率均上揚。

為替股東帶來最大回報，本集團細心考慮旗下所有租賃物業之管理運作、租戶組合及最佳空間用途，按一貫策略致力發揮旗下每項物業之最大潛能。

Geographical Analysis of Investment Properties
按地域性分析之投資物業
At 30 June 2005 於二零零五年六月三十日

		Gross Floor Area ('000sq.m.) 樓面面積(千平方米)		Rental Revenue ($Million) 租金收入(百萬元)		Occupancy Rate (%) 租出率(百分率)	
		2005	2004	2005	2004	2005	2004
Hong Kong	**香港**						
Hong Kong Island	**港島**						
Central and Admiralty	中環及金鐘	**50.6**	50.6	**241.8**	241.5	**90**	97
Causeway Bay and Wanchai	銅鑼灣及灣仔	**98.5**	98.5	**402.7**	377.4	**97**	95
Kornhill and Quarry Bay	康山及鰂魚涌	**126.7**	126.7	**369.1**	346.2	**90**	89
The Peak and Mid-Levels	山頂及半山區	**28.2**	28.2	**115.8**	94.6	**86**	86
Hong Kong South	港島南區	**9.2**	9.2	**37.5**	41.4	**86**	95
Kowloon	**九龍**						
Mongkok	旺角	**102.0**	102.0	**311.5**	266.4	**95**	90
Tsimshatsui	尖沙咀	**39.7**	39.7	**81.9**	68.6	**99**	90
Ngau Tau Kok and Kwun Tong	牛頭角及觀塘	**69.2**	69.2	**252.8**	239.4	**99**	95
Cheung Sha Wan, Kwai Chung and Others	長沙灣、葵涌及其他	**109.5**	109.5	**128.7**	127.1	**89**	88
Total	總計	**633.6**	633.6	**1,941.8**	1,802.6	**94**	91

Segmental Analysis
按類分析

		Rental Revenue ($Million) 租金收入(百萬元)		Occupancy Rate (%) 租出率(百分率)	
		2005	2004	2005	2004
Hong Kong	**香港**				
Commercial/Retail	商場/商舖	**1,080.3**	998.6	**98**	97
Office	寫字樓	**449.6**	429.2	**91**	91
Residential/Apartment	住宅/寓所	**233.6**	192.3	**85**	78
Industrial/Office	工業/寫字樓	**85.8**	80.3	**96**	94
Car Parks	停車場	**92.5**	102.2	**N/A**	N/A
Total	總計	**1,941.8**	1,802.6	**94**	91

With a portfolio covering some of the hottest districts in Hong Kong – such as Mongkok, Causeway Bay, The Peak and Admiralty – the leasing business has been one of the fastest growing areas for the Group, and still holds much potential for future growth.

本集團之租賃物業組合橫跨香港多個最興旺之地區，包括旺角、銅鑼灣、山頂及金鐘等。物業租賃向為本集團增長最快之業務範疇之一，並仍享有巨大的增長潛力。

Hong Kong Property Leasing
香港物業租賃

Commercial and Retail Sector

The Group's strategic decision to convert the Grand Tower Hotel in Mongkok into a commercial complex was strongly ratified in FY2005. Significant growth in rental income has already been realised in its first full year of contributions as a commercial building.

Causeway Bay

Rental income from Fashion Island/Fashion Walk increased by 8%, growing at a much faster rate than the previous year. Occupancy stood at 99.5%.

Quarry Bay

Kornhill Plaza, a shopping complex located above the bustling Tai Koo MTR Station, increased rental income slightly by 3% with occupancy of 99%.

The Peak

The Peak Galleria, a shopping mall situated on Hong Kong's landmark Victoria Peak, continues to draw tourists and local visitors with its wide variety and spectacular views. Rental income from The Peak Galleria grew by 13% with occupancy at 97.5%.

Kowloon Bay

Having completed its evolutionary phase last year, Amoy Plaza began to blossom during FY2005, providing 6% growth in rental income with occupancy at 99%.

商場及商舖

本集團改建前雅蘭酒店為商用物業之策略性決定，於二零零五財政年度彰顯效益。該項位於旺角的商用物業，於其首個全年營業年度已錄得可觀的租金收益增長。

銅鑼灣

名店廊/名店坊之租金收入上升百分之八，升幅遠勝去年，租出率達百分之九十九點五。

鰂魚涌

康怡廣場位於熙攘的太古地鐵站上蓋，其租金收入微升百分之三，租出率達百分之九十九。

山頂

山頂廣場位於太平山頂，後者乃香港之地標。山頂廣場設施繽紛，景觀璀璨，向為遊客和本土居民之遊覽勝地。其租金收入上升百分之十三，租出率達百分之九十七點五。

九龍灣

淘大商場去年重整旗鼓後，於二零零五財政年度開始收成，其租金收入上升百分之六，租出率達百分之九十九。


FASHION ISLAND
UNITED COLORS OF BENETTON.

Causeway Bay

Fashion Island/Fashion Walk offer trendy shopping and dining choices in the heart of Hong Kong's shopping district.

銅鑼灣

名店廊/名店坊位於香港購物區心臟，時尚商店食館一應俱全。







Mongkok

During the year under review, Grand Tower was renamed as One Grand Tower, while the Ritz Building was renamed as Two Grand Tower. Full year rental income contributions from One Grand Tower increased by an impressive 30% with 100% occupancy.

旺角

回顧年度內，雅蘭中心及麗斯大廈分別易名為雅蘭中心一期及雅蘭中心二期。雅蘭中心一期之全年度租金收入大幅上升百分之三十，租出率高達百分之一百。

Office Sector

Rental revenue from the office sector increased by 5% during FY2005.

One Grand Tower in Mongkok was a spectacular performer, increasing rental income by 104% with occupancy at 92%. The Group's decision to re-purpose the former Grand Tower Hotel is paying significant rewards in both the retail and office sectors.

寫字樓

二零零五財政年度內，來自寫字樓物業之租金收入上升百分之五。

位於旺角之雅蘭中心一期表現卓越，其租金收入上升百分之一百零四，租出率為百分之九十二。本集團改建前雅蘭酒店為商場兼寫字樓物業之決定，帶來可觀成果。

Residential and Apartment Sector

Nestled within the Mid-Levels on Hong Kong Island, The Summit is a luxury residential property featuring a multi-purpose penthouse function room, clubhouse facilities and a sizeable indoor swimming pool. The development continues to attract quality corporate and consular tenants, resulting in a 39% increase in rental income with 84% occupancy during FY2005.

The Grand Plaza Apartments, located above the Tai Koo MTR Station, continued to reap the benefits of its conversion from a hotel into a serviced apartment development. Rental income increased by 39% with occupancy at 87%.

住宅及寓所

座落於港島半山區之御峰豪宅，設有多用途之閣樓宴會廳、豪華會所及巨大之室內泳池。該物業繼續吸引尊貴企業和領事館人員成為租戶，其二零零五財政年度之租金收入上升百分之三十九，租出率為百分之八十四。

位於太古地鐵站上蓋之康蘭居，由酒店改為服務式寓所後繼續獲益，其租金收入上升百分之三十九，租出率為百分之八十七。

Mongkok

...come contributions
...om One Grand Tower
...Mongkok increased by
...impressive 30% with
...% occupancy.

旺角

...雅蘭中心一期之租金
...大幅上升百分之三十，
...出率高達百分之一百。




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Hong Kong Property Development and Sales
香港物業發展及銷售


the HARBOURSIDE
union square

Market demand for luxury units at The HarbourSide has remained strong.

君臨天下續領風騷，市場對此項豪宅物業需求殷切。

Hong Kong's rebounding economy and rising consumer confidence have spurred growth in property development and sales.

香港經濟復甦及消費者信心回升，為物業發展及銷售業務帶來動力。

Increasing consumer confidence has led to a rebound in Hong Kong's property market, resulting in 57.4% growth in revenue from Property Sales at $4,899.6 million.

消費者信心回升帶動香港物業市場復甦，故物業銷售業務之收入增長百分之五十七點四，達四十八億九千九百六十萬元。

Property Sales
物業銷售
For the year ended 30 June 2005 截至二零零五年六月三十日止年度

Location	地區	No. of Units Sold 銷售單位數量	Units Sold 銷售單位 % 百分率	Average Sales Price 平均銷售價 (HK$/sq.ft.) (港幣/平方呎)
The HarbourSide	君臨天下	76	7%	$12,900
AquaMarine	碧海藍天	815	50%	$4,600
Carmel-on-the-Hill	君逸山	171	91%	$5,100
Total	總計	1,062		

The Group's premium in-town residential development projects are all conveniently located within minutes of Hong Kong's Central business district.

本集團專注發展市區優質住宅物業。旗下所有物業發展項目均位於交通方便之地點，距離香港中環商業區僅數分鐘車程。

The HarbourSide

The HarbourSide offers a unique luxury proposition and enjoys a prime location above the Airport Railway's Kowloon Station. The development features three 80-storey luxury residential towers constructed over a 5-storey car park podium.

Market response to The HarbourSide has remained strong, and 76 units, or 7%, were sold during the year under review (2004: 169 units or 15%). Average prices increased to $12,900 per sq.ft., up from an average price of $9,600 per sq.ft. in the previous year.

君臨天下

君臨天下位於機場鐵路九龍站上蓋，乃一項地點優越之獨特豪宅物業。該項目包括三幢樓高八十層之豪宅大廈，下設五層停車場。

回顧年度內，君臨天下繼續取得熱烈之市場反應，共售出七十六個單位，佔其單位總數百分之七(二零零四年：一百六十九個單位，佔其單位總數百分之十五)。其每平方呎平均售價達一萬二千九百元，遠較其去年之每平方呎平均售價九千六百元為高。

AquaMarine

AquaMarine offers five residential towers over a 5-storey car park and retail podium; conveniently located in the West Kowloon Reclamation Area.

碧海藍天

碧海藍天位於交通便捷之西九龍填海區。該物業包括五幢住宅大廈，下設五層停車場。


HarbourSide
three 80-storey
residential towers
located above
Railway's



AquaMarine

Sales at AquaMarine have created momentum in the West Kowloon property market.



Hong Kong Property Development and Sales
香港物業發展及銷售

Strong sales at AquaMarine have created market momentum in West Kowloon, as 815 units (or 50%) were sold at an average price of $4,600 per sq.ft. – a premium of 15-20% over normal property prices in the district. The Group's wholly owned Blocks 1 & 2, which offer the best views in the development, will be offered to the market during 2005/06.

碧海藍天已售出八百一十五個單位，佔其單位總數百分之五十；其每平方呎之平均售價達四千六百元，較區內住宅物業之一般售價高出百分之十五至百分之二十。碧海藍天之強勁銷情，為西九龍樓盤掀起熱潮。本集團擁有該物業景觀最佳之第一座和第二座之全部權益，並將於二零零五/零六年把其推出市場。

Carmel-on-the-Hill

Carmel-on-the-Hill, located in Kowloon's Ho Man Tin district, features a 24-storey residential tower built over a 4-storey car park and retail podium.

FY2005 sales at Carmel-on-the-Hill were a resounding success, with over 90% of flats sold out within the first stage of the public launch. This response is especially impressive as minimal advertising was employed to publicise the launch. 171 units, or 91%, were sold at an average price of $5,100 per sq.ft.

君逸山

君逸山位於九龍何文田區，乃一幢樓高二十四層之住宅大廈，下設四層停車場及商場。

二零零五財政年度內，君逸山享有出類拔萃之銷售成果。在極少廣告宣傳下，其首階段公開發售已售出超過百分之九十之單位，所掀起之熱烈反應令人倍感振奮。君逸山全年度共售出一百七十一個單位，佔其單位總數百分之九十一，其每平方呎平均售價達五千一百元。







Carmel-on-the-Hill

Carmel-on-the-Hill comprises a 24-storey residential tower built over a 4-storey carpark and retail podium.

君逸山

君逸山乃一幢樓高二十四層之住宅大廈，下設四層停車場及商場。

The Long Beach

The Long Beach, situated near the MTR Olympic Station in the West Kowloon Reclamation Area, offers over 1,800 residential flats ranging in size from approximately 700 sq.ft. to 2,100 sq.ft. Eight blocks of 43-storey towers offer residents sea views, as well as a 43,000 sq.ft. detached clubhouse with recreational facilities.

The development was completed during the year under review, and the occupation permit was issued in September 2004. Units will be gradually released onto the market over the next two to three years.

浪澄灣

浪澄灣位於西九龍填海區，鄰近地鐵奧運站。該項目包括八幢樓高四十三層之住宅大廈，共超過一千八百個單位，每個單位之面積約介乎七百平方呎至二千一百平方呎，均享有海景；並設有面積達四萬三千平方呎之獨立會所及康樂設施。

該物業已於回顧年度內落成，並於二零零四年九月獲發入伙紙。本集團將於未來兩至三年內，逐步把該物業之單位推出市場。

Land Bank

With significant development potential in its portfolio, combined with reserves in unsold units and properties with promising redevelopment potential, Hang Lung's land bank contains some of the best prime real estate in Hong Kong.

土地儲備

恒隆之土地儲備包括多項位於香港最佳地點之發展物業之未售單位，以及具有可觀重建潛力之物業組合。







China Operations
中國業務



Hang Lung is expanding in China, building on its solid foundations in Shanghai.

上海項目已打穩根基，恒隆現正擴展中國業務。

With an eye on the future, Hang Lung is actively looking to apply its disciplined investment approach in rapidly growing cities throughout China.

恒隆採用嚴謹的投資策略，在增長迅速之中國城市開拓未來。

Geographical Analysis of Investment Properties and Properties under Development
按地域性分析之投資物業及發展中物業
At 30 June 2005 於二零零五年六月三十日

		Total Gross Floor Area 總樓面面積 ('000sq.m.) (千平方米)		Rental Revenue 租金收入 (HK$Million) (港幣百萬元)		Occupancy Rate 租出率 (%) (百分率)	
		2005	2004	2005	2004	2005	2004
China	中國						
Shanghai	上海						
Xuhui District	徐匯區	252.9	309.7	276.2	243.0	99	98
Jing An District	靜安區	211.3	211.3	337.0	276.5	100	100
		464.2	521.0	613.2	519.5	99	99
Tianjin	天津	135.0	–	–	–	–	–
Total	總計	599.2	521.0	613.2	519.5	–	–

135,000 sq.m. in Tianjin

Taking its first strategic step outside of Shanghai, the Group landed a 135,000 sq.m. shopping mall project in Tianjin.

集團在上海以外作出首項策略性投資，於天津發展一個樓面面積達十三萬五千平方米之購物商場。

The Group is actively looking northward to Mainland China to capitalise on the vast opportunities offered by the developing Chinese economy.

Applying its philosophy of disciplined growth and investment, the Group began its strategic approach to the Chinese market in Shanghai with the Plaza 66 office/retail development, as well as The Grand Gateway. Total GFA from the two projects covers 464,200 sq.m., of which 132,900 sq.m. is currently under development. Both projects currently generate a yield on cost of about 12%.

In January this year the Group landed a milestone project in Tianjin, taking its first strategic step outside of Shanghai. Commanding one of the best locations in the city, this future world-class shopping mall is scheduled for completion in 2009/10 and is expected to generate similar yields to the Group's properties in Shanghai.

Total GFA of the Group's property investment portfolio in Mainland China now stands at approximately 599,200 sq.m.

The Group plans to further invest in 10 or more new cities in Mainland China over the next 3 to 4 years to provide long-term rental growth, aiming to repeat the success story in Shanghai with each of these new cities.

北望神州，中國經濟發展蓬勃，提供大量良機。本集團現正積極拓展中國內地市場，以掌握該等機會。

集團採用嚴謹的投資策略，在中國市場穩步增長。集團首先在上海發展恒隆廣場寫字樓/購物商場項目及港匯廣場項目。該兩個項目之總樓面面積合共達四十六萬四千二百平方米，其中十三萬二千九百平方米現正施工。兩者現時提供之成本收益率均約達百分之十二之水平。

今年一月，集團在天津作出策略性投資。此乃集團在上海以外之首個內地物業項目，標誌著集團中國業務之新里程碑。該項目位於天津黃金地段，將發展為一個世界級購物商場，預期可於二零零九/一零年落成，並可望提供與上海物業相若之收益率。

集團現時在中國內地之投資物業組合，合共之總樓面面積約達五十九萬九千二百平方米。

未來三至四年，集團計劃進一步投資在十個或以上之中國內地其他城市，藉此帶來長線的租金收益增長，同時為該等城市再創本集團在上海的成功佳話。

China Operations
中國業務

China Property Leasing and Sales

Plaza 66

Towering above its neighbours, Plaza 66 in Shanghai is currently the tallest building in the historic Puxi district. With its prime location on Nan Jing Xi Lu, the development's Office Tower 1 features 66 storeys of Grade A office space constructed over a 5-storey retail podium. Commercial and retail income increased by 23% during FY2005, with occupancy at 100%. Similarly, office rental income grew by 21% upon an occupancy rate of 99%.

The Grand Gateway

The Grand Gateway, located above Xujiahui Station – Shanghai's largest subway station, is a 101,924 sq.m. shopping mall featuring multiplex theatres, restaurants, fully integrated family leisure facilities and specialty shops. During the year under review, commercial and retail rental income grew by a promising 16% with occupancy standing firm at 100%.

中國物業租賃及銷售

恒隆廣場

恒隆廣場現為上海歷史悠久之浦西區之最高建築物，在區內傲視同儕。該項目位於南京西路，包括樓高六十六層之甲級辦公室大樓第一座，下設五層購物商場。二零零五財政年度內，其購物商場之租金收入上升百分之二十三，租出率達百分之一百；辦公室大樓之租金收入亦上升百分之二十一，租出率達百分之九十九。

港匯廣場

港匯廣場位於上海最大之地鐵站徐家匯地鐵站之上蓋，總樓面面積達十萬一千九百二十四平方米，設施包括多類型影劇院、食肆、完善的家庭消閒配套及各專門店。回顧年度內，其購物商場之租金收入上升百分之十六，租出率穩企於百分之一百之水平。


Plaza
66

Plaza 66

Towering over its neighbours on Nan Jing Xi Lu, Plaza 66 is the tallest building in Shanghai's historic Puxi district.

恒隆廣場

位於上海南京西路之恒隆廣場，乃歷史悠久之浦西區之最高建築物，傲視同儕。



Rental income at The Grand Gateway Garden I, the development's residential tower, increased by 3% with occupancy at 96%. In addition, Office Tower 1 was completed in June 2005.

該項目之住宅大樓港匯花園一期，其租金收入上升百分之三，租出率達百分之九十六之水平。此外，港匯廣場辦公室大樓第一座已於二零零五年六月落成。

Office Tower 2 was completed in June 2005, and sales at the development are expected to be completed by the end of the calendar year.

港匯廣場辦公室大樓第二座亦於二零零五年六月落成，其出售事宜可望於二零零五年年底完成。

China Property Under Development

Progress on Office Tower 2 at Plaza 66 is on schedule, and completion is expected in 2006.

Construction of the second residential tower and serviced apartments at The Grand Gateway is also progressing well.

發展中之中國物業

恒隆廣場辦公室大樓第二座現正如期施工，預期可於二零零六年落成。

港匯廣場之第二幢住宅大樓及另一幢服務寓所大樓之施工進度良好。



The Grand Gateway

Centrally located above Shanghai's largest subway station, The Grand Gateway offers world-class shopping and entertainment facilities.

港匯廣場

港匯廣場位於上海最大地鐵站之上蓋，雄據市內中樞要點，提供世界級購物及娛樂設施。



Financial Review
財務回顧

Share Placement

On 29 November 2004, Hang Lung Properties placed 370 million new ordinary shares with professional and institutional investors at $12.0 per share (market price was $12.8 per share). The placement raised approximately $4.4 billion, and a deemed profit of $478.0 million was recorded in the Group's accounts accordingly. Believing that the capital and property markets operate on different cycles, the Group utilised the placement to take advantage of comparatively inexpensive capital, which will be applied towards future property development projects.

股份配售

二零零四年十一月二十九日，恒隆地產向專業及機構投資者配售三億七千萬股普通股新股份，每股作價十二元(市價為每股十二元八角)，集資所得款項約為四十四億元。由於該項配售，本集團之賬目被視為錄得四億七千八百萬元之盈利。本集團相信，資本市場與物業市場之週期並不相同，故集團掌握機會進行配股，以取得較為廉宜之資金供未來物業發展項目所需。

Liquidity and Capital Resources

On 7 June 2005, the Group signed a $8.0 billion syndicated loan facility with 19 local and international banks. The facility was well received by the financial community, and will assist in reducing costs of funds for the Group.

During the year under review, the Group issued $1.5 billion floating rate notes due in 2009.

The Group further reduced its gearing ratio in FY2005, which now stands at a very healthy 10%.

As at 30 June 2005, undrawn banking facilities together with bank deposits amounted to $18,740.8 million, comprising $3,733.8 million in bank deposits, $13,657.0 million in committed facilities and $1,350.0 million in demand facilities.

流動資金及資本資源

二零零五年六月七日，本集團與十九家本地及國際銀行簽訂一項八十億元之銀團貸款。該項目獲銀行界熱烈支持，並有助集團減省借貸成本。

回顧年度內，本集團發行本金總額十五億元於二零零九年到期之浮息票據。

二零零五財政年度內，本集團之負債率進一步下降，現時之負債率處於百分之十之穩健水平。

於二零零五年六月三十日，尚未動用之銀行信貸連同銀行存款合共為一百八十七億四千零八十萬元，其中三十七億三千三百八十萬元為銀行存款、一百三十六億五千七百萬元為承諾信貸，而十三億五千萬元為活期信貸。

Dividend

The Board proposes a final dividend of 40 cents per share, which is an increase of 11% above last year's figure. The total dividend for the year is 54.5 cents, up 14% from the previous year. The Group consistently offers one of the highest dividend yields amongst all players in Hong Kong's property sector.

股息

董事局建議派發末期股息每股四角，較去年度增加百分之十一。全年度每股股息總額為五角四點五仙，較去年度增加百分之十四。環顧所有香港上市地產公司，本集團之股息率持續居於榜首之列。



Liquidity Ratio
流動比率
At 30 June 於六月三十日



Time
倍
2.0
1.6
1.2
0.8
0.4
0
2001
2002
2003
2004
2005

Note: Liquidity ratio represents current assets less inventories over current liabilities.

附註：流動比率乃流動資產減存貨後與流動負債之比較

Underlying Pay-out Ratio
基本派息比率
For the year ended 30 June 截至六月三十日止年度



%
百分率
160
128
96
64
32
0
2001
2002
2003
2004
2005

The Group is continuing its policy of evenly spreading out dividend payments from year to year. This "smoothing out" process avoids pegging of the dividend to annual profits, thereby eliminating fluctuations tied to the timing of property sales. This policy has allowed the Group to consistently offer one of the highest dividend yields amongst all players in Hong Kong's property sector.

本集團繼續秉持在各個年度大致均勻地派發股息之政策。此「分攤」方式可避免股息與年度溢利掛鈎，後者有可能因銷售物業之時間而出現波動。有關方式令本集團近年來持續成為股息率最高之香港大型地產公司之一。

Accounting Standards

In advance of requirements, the Group has adopted the new HKAS 40 and HKSIC-Int 21, where revaluation changes and related deferred tax are recognised in the income statement. Excluding the effect of property revaluation changes and its related deferred tax, net profit attributable to shareholders increased by 93% to $1,903.0 million; basic earnings per share would increase by 93%, from 74.4 cents to 143.3 cents; and diluted earnings per share would increase by 92%, from 74.2 cents to 142.4 cents.

會計準則

由於本集團提早採納新頒布的《香港會計準則》第四十號及《香港註釋常務委員會詮釋》第二十一號，故收益表反映物業重估及相關遞延稅項之會計政策改變。倘不計入物業重估及相關遞延稅項影響，股東應佔純利為十九億零三百萬元，增長百分之九十三；每股基本盈利為一元四角三點三仙，較上年度七角四點四仙增長百分之九十三；及每股攤薄盈利為一元四角二點四仙，較上年度七角四點二仙增長百分之九十二。

Risk Management
風險管理

Land Bank

During the year under review, the Group actively participated in land auctions and tendering, and continued with its proven and prudent approach towards land acquisition by purchasing land only if the price and location are right.

The Group developed an investment plan in Mainland China which included unambiguous criteria for the selection of target cities. This was based on the development status of major cities and the potential of their location, government support for business growth, and reasonable land prices. The Group's senior management teams, which actively participate in and supervise project progress, also lead land acquisition projects in Hong Kong and Mainland China.

Interest Rate and Exchange Rate Risks

The Group has followed a policy of developing long term banking facilities to match its long-term investment plans in Hong Kong and Mainland China. This enables the Group to avoid high borrowing costs from short term financing for long-term investment. The Group's policy on interest rate risk management also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise. Interest rate swaps to hedge exposure to floating rates are used where appropriate. Borrowings are also designated in local currencies to match the corresponding payment currencies to mitigate exposure on exchange rate fluctuations.

土地儲備

回顧年度內，本集團積極參與土地競投，並繼續採取審慎態度於價錢及地點均合適時才購置土地。

集團已就發展中國內地業務制定投資計劃，其中包括對目標城市設定明確的甄選準則，重點為各主要城市之發展狀況、未來潛力、政府為商業增長提供之支持、以及土地價格是否合理等。集團在香港和中國內地之土地購置計劃均由高級管理層統籌，彼等積極參與有關項目及緊密監察項目進展。

利率及匯率風險

本集團之一貫政策，乃以長期銀行信貸為集團在香港和中國內地之長期投資計劃提供融資，此舉可令集團避免為長期投資計劃承擔短期信貸之較高借貸成本。此外，集團之利率風險管理政策，亦涉及對利率變動作出緊密監察，並於良好之議價機會出現時，為原有貸款再融資或訂立新的銀行信貸。當情況恰當時，集團採用利率掉期合約為其浮息風險作出對沖。此外，集團亦以本土貨幣作為貸款之貨幣單位，藉此配合有關項目須以同樣貨幣所作之開支，從而降低匯率波動帶來的風險。

The Group continued its proven and prudent approach towards land acquisition by purchasing land only if the price and location are right.

本集團繼續採取審慎態度於價錢及地點均合適時才購置土地。

Retail Climate and Rental Collection

The Group has continued to organise various promotional events during holiday seasons to improve customer traffic at its retail centres. The Group has also actively avoided entering the negative spiral of competition through rent reduction. The tenant mix at the Group's retail outlets remains under constant review, along with policies on the collection of rental and outstanding debts. Management reviews cases on a weekly basis, and penalties are imposed for late payment where appropriate. Potential bad debts are maintained at a minimal percentage of total debtors throughout the year.

零售市道及收租管理

本集團於節日和假期均舉辦多項推廣活動，為旗下商場增加顧客人流，並致力避免捲入惡性競爭之減租浪潮。集團經常審閱旗下商場之租戶組合、收租政策及租金拖欠情況。管理層每星期均會就有關個案作出跟進，並於適當情況下向遲繳租金之租戶徵收罰款。年內，潛在租金呆壞賬僅佔集團整體應收賬之極小部分。

Insurance and Maintenance

All investment properties are well insured for any loss from casualties. Regular reviews of individual properties are undertaken and precautionary works are carried out when potential problems are anticipated. The Group has an ongoing maintenance programme throughout the year to enhance all buildings. Large-scale cleaning exercises are also carried out at regular intervals at both residential properties and shopping malls.

保險及保養

集團所有投資物業，均已就各項可能帶來損失之意外事件購買保險。集團定期審閱旗下物業，當發現有問題跡象時，會立即採取預防措施。集團除定期為旗下所有物業實施保養計劃外，亦定期為有關的住宅物業及商場進行大型清潔行動。

Business Outlook
業務展望



Hong Kong's booming economy is driving renewed interest in property investment.
香港經濟重拾活力，令物業租賃市場再現生氣。

Renewed vigour in the leasing market, combined with growing margins in property development, provide a solid foundation for Hang Lung's future growth.

物業租賃市場重現活力，加上物業發展業務之邊際利潤持續上升，為恒隆的未來增長提供穩固基礎。

The Group's business prospects will continue to be driven by its philosophy of disciplined and steady progress towards its goals. Management believes there is a solid foundation for the Group's future in Hong Kong, based on renewed vigour in the leasing market, combined with growing margins in property development. Management's long-term goal is to remain one of the top "pure" property players in Hong Kong.

The Group has remained disciplined in its approach to buying land, and its existing residential land bank stands at about 400,000 sq.m. Given the availability of land at the right price and location, the Group is keen to replenish its land bank.

本集團將繼續採取嚴謹的投資策略，穩步邁向目標，為業務創造美好前景。管理層相信，由於香港物業租賃市場已重現活力，而物業發展業務之邊際利潤亦正增加，故可繼續為集團的香港業務提供穩固基礎。管理層之長線目標，乃確保本集團在香港「純」地產業務公司中繼續享有領導地位。

本集團現持有約四十萬平方米之住宅土地儲備。集團會積極努力補充土地儲備，但會繼續秉持一貫有效的審慎原則，只購入價錢和地點適中的土地。

Management's long-term goal is to remain one of the top "pure" property players in Hong Kong.

管理層之長線目標，乃確保本集團在香港「純」地產業務公司中繼續享有領導地位。

Continuing sales at The HarbourSide will maintain their contributions to the Property Development and Sales business; and upcoming sales of the most desirable units at Blocks 1 & 2 of AquaMarine will provide a further boost to revenue. As it is comfortable about long-term residential prices in Hong Kong, the Group will only sell at decent margins.

君臨天下將陸續推出單位發售，可為集團之物業發展及銷售業務持續提供貢獻，而碧海藍天最受歡迎的第一座和第二座單位行將發售，為集團之收入提供進一步裨益。由於集團對香港樓價之長線走勢感到安心，故會採取善價而沽的銷售策略。

Exciting potential lies within the Group's investments in Mainland China. For example, pre-leasing marketing activities at The Grand Gateway's recently completed Office Tower 1 in Shanghai have been met with overwhelming response.

本集團之中國內地投資，享有令人振奮之前景。舉例而言，上海港匯廣場最近落成之第一座辦公室大樓，其招租活動已獲得市場之熱烈反應。

After setting the benchmark for property in Shanghai, the Group has taken another strategic step towards expanding its China operations with the development of a high-end shopping mall in one of the best locations in Tianjin. Management believes that Tianjin is poised to deliver attractive returns on investment as it grows to take its place amongst China's top-tier cities.

集團在上海取得顯赫成果後，現已再接再厲，在天津黃金地段發展一個高級購物商場。該項目標誌著集團在擴充中國業務方面作出之另一項策略性部署。天津正邁入中國先進城市之列，故管理層相信，天津項目可帶來具吸引力之投資回報。

In the interest of maximising shareholder return, the Group is actively looking at other rapidly growing cities all around China to determine the most prudent route for growth in the Mainland property market.

本集團致力為股東爭取最大回報。集團現正積極在中國各個增長迅速之城市尋找機會，循最穩當的投資途徑在中國內地物業市場達至增長。

The Group is looking to invest in commercial and retail developments at a steady rate to build its portfolio in China, capitalising on its proven experience, management expertise and long-term vision. Having taken advantage of the low cost of funds in recent years, the Group is well positioned to take on new investments and projects throughout China.

憑著卓越經驗、管理專才和長線視野，本集團正穩步在中國建立一個包括商場及商舖之投資物業組合。由於集團過去數年把握機會以低成本取得大量資金，故集團現處於優越地位，可在中國各地進行新投資項目。

Corporate Social Responsibility
企業公益事務


恒隆數學獎頒獎典禮
暨
恒隆數學獎2006發佈會
恒隆
數學獎
HANG LUNG
MATHEMATICS
AWARDS2006

The Hang Lung Mathematics Awards reward and recognise secondary school students with a passion for mathematics.

「恒隆數學獎」透過獎賞和表揚，激發香港中學生對數學之興趣。

Hang Lung recognises its responsibility and commitment to maximise the full potential of Hong Kong's youth – our future community leaders.

恒隆以責無旁貸之精神，傾力發揮所長，為香港的未來主人翁——我們的年青一代，締造人盡其才的發展機會。

As a Hong Kong-based company at the leading edge of social betterment, we recognise our role, our responsibility and our commitment to maximise the full potential of our most pivotal assets – our next generation. Throughout the past years, we have utilised our resources in facilitating social progress that focuses on youth development. These efforts entail financial support and training, in addition to direct encouragement through rewards and recognition.

身為香港一家秉力造福社群之公司，吾等以責無旁貸之精神，傾力發揮所長，為香港最寶貴的資產一我們的下一代，締造人盡其才的發展機會。過去數年，吾等投入各類資源，重點協助年青人成長，冀能有助社會進步。除包括獎賞和表揚等直接鼓勵外，亦包括財務支持及培訓。

Since 2003, the Group has sponsored young entrepreneurs with unique business ideas and feasible execution plans by providing them with special rental terms at Discovery Avenue to kick-start their ventures. In addition to providing this financial support, another goal of this ground-breaking project is to instill hope and drive in young entrepreneurs, giving them the strength to overcome social and economic challenges. The success stories that have come out of the programme have been an inspiration to the Group, and widely appreciated by our young entrepreneurs, their families, and local community and government leaders. We will reinforce our efforts to nurture future entrepreneurs by implementing this programme in a continual basis.

自二零零三年起，本集團一直資助年青人自行創業。年青企業家如能提供具創意之意念及可行之業務計劃，可獲集團給予優惠租務條款，租用創業徑之商舖開展鴻圖大計。此項創舉除為年青企業家提供財務支持外，亦冀為彼等注入希望和動力，使其勇敢地克服社會和經濟方面的各項挑戰。該計劃栽培了多項成功創業，令集團深感鼓舞，而年青企業家、其家人、以及社會和政府賢達亦廣予表揚。集團會持續推行有關計劃，秉力為香港培育未來企業家。

Through the Group's Junior Achievement Hong Kong project, it has put together a comprehensive training programme that introduces senior high school students to the various

集團亦創辦了一項綜合商務培訓計劃－Junior Achievement Hong Kong，讓香港高等院校之高年級學生，可認識大型企業之運作及部門分工。此

departments and functions of a major corporation. This programme has now been adopted by other major local corporations, and the Group is proud to have pioneered this effort in youth development – which will help to develop the future leaders of Hong Kong.

項有助年青人成長之計劃，現已為香港其他大型企業採用。能率先推動有關計劃，協助香港培育未來領袖，集團對此引以為傲。

In 2004 and 2005, the Group sponsored the Hang Lung Mathematics Awards, a platform to reward and recognise secondary school students with a passion for mathematics. The competition was administered by the Institute of Mathematical Sciences of The Chinese University of Hong Kong, in partnership with the Hong Kong Education City under the Government's Education and Manpower Bureau, and chaired by Professor Shing-tung Yau. This vigorous competition has successfully stimulated students' enthusiasm and creativity in mathematics research, and has created a nurturing environment for students, teachers and schools to heighten the quality of their educational curricula via mathematics. The Group expects that the 2006 Hang Lung Mathematics Awards will continue to foster the talent needed to support future medical, technology, education and environmental developments.

二零零四年及二零零五年，集團贊助「恒隆數學獎」，透過獎賞和表揚來激發香港中學生對數學之興趣。該項比賽由香港中文大學數學科學研究所聯同政府教育統籌局屬下之香港教育城合辦，並由丘成桐教授擔任評審會主席。比賽氣氛熱烈，成功地激發學生對數學研究之熱情及創意思維，啟發了學生、教師和學校以數學來提升教學質素。集團預期，二零零六年「恒隆數學獎」可繼續發掘出人才，為香港未來之醫療、科技、教育及環境發展提供支持。

The Group is diversifying the scope of its youth programmes beyond conventional academic enrichment by sponsoring the Hang Lung Properties 2005 Inter-city Bridge Championships. The logical thinking, strategic planning and analytical skills developed through playing the game are essential qualities behind the personal growth of our young participants.

集團並進一步擴闊範圍，贊助「恒隆地產二零零五年城市橋牌錦標賽」，在傳統學術性範疇以外協助年青人成長。橋牌活動培養出的邏輯思維、策略部署及分析能力，對年青人之個人成長甚具裨益。

In addition to its wide-ranging youth enrichment initiatives, the Group believes in supporting the community by offering financial and moral contributions to targeted charitable institutions and other beneficiaries that support the physical, mental and spiritual wellbeing of the community.

除廣泛贊助各項年青人增益活動外，集團亦為多家致力於社群身心安康之慈善機構及團體，提供財務和精神上之支持。集團相信，透過特定目標之支持行動，可更有效地造福社群。

Sponsorship of the Hang Lung Properties 2005 Inter-city Bridge Championships.

[illegible]


Sponsored by

Employee Relations
僱員關係


恒隆地產
HANG LUNG PROPERTIES

Photograph taken in Bangkok
攝於曼谷

Hang Lung's success over the years is largely attributable to the efforts and contributions of its dedicated employees.

恒隆多年來之卓越表現，有賴旗下一群專心致志之員工共同努力所取得之成果。

The Group's success has been largely attributable to the efforts and contributions of its committed employees over the past years. As at 30 June 2005, the Group employed 1,628 employees – including 990 in Hong Kong and 638 in Shanghai. The total remuneration of our Hong Kong employees during the year was $230.6 million. In order to motivate and retain talent, our remuneration policy is to pay for performance. In addition to the contractual 13th month's salary, salary increment and discretionary bonus were awarded to employees in accordance with their performance.

集團多年來在地產業之卓越表現，有賴旗下一群專心致志之員工共同努力所取得之成果。於二零零五年六月三十日，集團僱用一千六百二十八名員工，包括香港員工九百九十人及上海員工六百三十八人。年內，香港員工之薪酬總額為二億三千零六十萬元。集團之薪酬政策乃論功行賞，藉此鼓勵士氣及挽留人才。除給予員工合約訂明之十三個月薪金外，亦為有表現之員工給予加薪及酌情發放之花紅。

The Group believes that people development is crucial to sustainable business performance. In February 2005, we established a new training centre at one of our prime office buildings in Central, Chekiang First Bank Centre. This modern training facility covers an area of 2,300 sq.ft. with a capacity of up to 100 participants. During the year, we have primarily focused on Security and Property Management training. In addition to the mandatory Quality Assured In-House Training for new security staff, refresher-training courses are held annually for building management employees. We have also invited experienced lawyers and bailiffs to deliver in-house seminars on topics such as Tenancy Disputes and Bailiff's Work to better equip our employees with the necessary knowledge and skills in leasing and property management. Most of the Group's technicians have attended the Forum on the Safety of Electrical Installations in Buildings organised by the Electrical and Mechanical Services Department to reinforce knowledge of electrical safety in buildings. Moreover, we continued to sponsor all grades of employees to pursue academic and professional qualifications to further develop their careers. Experienced employees were nominated and sponsored by the Group to enrol in Train-the-Trainer courses, equipping them to become qualified in-house trainers in conducting security training to their subordinates.

集團相信，人才培訓可對業務之持續增長帶來重大裨益。二零零五年二月，集團在旗下一項位於中環之優質寫字樓物業 — 浙江第一銀行中心，成立了一個全新的員工培訓中心。該中心之面積達二千三百平方呎，可容納一百人之授課廳。年內，集團以「保安及物業管理」作為培訓員工之基本重點。除為負責保安之新員工提供必修之「內部培訓質素控制計劃課程」外，亦為負責物業管理之員工提供每年一度之進修課程，並邀請富有經驗之律師和執達吏出席集團內部講座，就「租賃事務之糾紛」及「執達吏工作簡介」等課題提供講解，讓員工增添有關租賃及物業管理之知識和技能。此外，集團亦安排旗下大部分技師參加機電工程署主辦的「大廈電力裝置安全座談會」，藉以加強他們對大廈機電安全的知識。另一方面，集團繼續資助各級員工進修及考取專業資格，讓彼等之事業可更上層樓。集團並推選及資助經驗豐富之員工參加「導師培訓班」，讓他們成為合資格之集團內部導師，為屬下員工提供保安方面之培訓。

Over the past year, we have committed to upgrade the competencies of our employees and build up the talent pool within the Company. We initiated our Secondment Programme in August 2004, and subsequently managers and officers from the Leasing and Management Division were seconded to our Shanghai Office to widen their scope of business perspectives in the China market. In 2005, the Group launched a two-year Management Trainee Programme to develop potential young talent, and nurture and groom tomorrow's leaders to take up key positions in the future. Trainees are posted to different divisions/departments

過去一年，集團投放大量資源以加強員工技能及為集團儲備人才。二零零四年八月，吾等開始實施「員工暫調計劃」，把租務及物業管理科之部分經理及主任暫調上海辦事處，以擴闊他們對中國市場之業務視野。二零零五年，集團實施「管理人員培訓計劃」，藉此培育青年才俊成為集團各項要職之未來接班人。此乃一項兩年期之計劃，期內受訓者被安排到多個部門工作，包括中央採購部、集團傳訊部、集團財務部、財務部、租務及物業管理科、市務科、工程策劃科、住宅

Employee Relations
僱員關係

including Central Purchasing, Corporate Communications, Corporate Finance, Finance, Leasing & Management, Marketing, Project Management, Residential and our Shanghai Office to undergo practical on-the-job training and familiarise themselves with the Group's day-to-day operations.

部及上海辦事處，讓他們熟悉該等部門之日常運作及進行實習。

We continued to promote the "paperless office" concept and encourage all levels of employee to adopt web-based applications in daily operations. During the year, a lot of resources have been engaged in equipping employees with electronic aids and computer skills to increase productivity. We have also enhanced various integral systems and developed new electronic platform providing employee self-service functions to simplify work processes in daily operations. This has resulted in greater operational efficiency and more effective staff management.

集團繼續推行「減省用紙」概念及鼓勵全體員工於日常工作應用網絡系統。年內，本集團更投入大量資源於電子設備及提高員工之電腦技能，藉以促進生產力。集團亦提升各種資訊系統及發展嶄新電子平台，讓員工之日常運作更自助化，從而簡化工作流程。此項措施為集團帶來更佳之營運效率及員工管理。

To cultivate a sense of belonging and enhance communications, the Group organised a 3-day outing to Shanghai in 2004 for employees and their family members to visit our prestigious

為加強員工溝通及歸屬感，集團於二零零四年為員工及其家眷舉辦為期三日之上海旅遊，並安排彼等造訪集團被當地廣視為地標之尊貴物業。本



In February 2005 Hang Lung opened a new training facility with capacity of up to 100 participants.

二零零五年二月，恒隆成立了一個可容納一百人之全新員工培訓中心。

The Staff Social Club organises a wide range of activities to strengthen staff relationships and promote team spirit.

員工康樂會為員工舉辦多項康體活動，藉此為員工培育和諧關係及團隊精神。


恒隆地產
HANG LUNG PROPERTIES

properties, which are landmarks in Shanghai. The Company's Staff Social Club organised a wide range of recreational activities including film screenings, dolphin watching, a photography competition, a walk at Ng Tung Chai and a visit to Hoi Ha Wan – all aiming to strengthen staff relationships and promote team spirit within the Company.

公司之員工康體會亦為員工舉辦多項康體活動，包括電影欣賞、觀眺海豚、攝影比賽、梧桐寨遠足及海下灣暢遊等，藉此為集團之員工孕育和諧關係及團隊精神。

As a caring employer, the Group is well aware of the importance of the health of our employees, and is committed to building a healthy workforce within the organisation. Realising the need to balance the mental, spiritual and physical health of our employees, the Group has organised Tai Chi courses for managers, and more stress-management and relaxation courses of this nature will be offered in the coming year.

集團亦甚為愛惜員工之健康，並致力安排活動讓員工建立強健體魄。集團現已為管理層員工提供太極班，從而讓員工之身心健康平衡發展，未來一年將舉辦更多有益員工健康之活動。

Share Option Scheme

The shareholders of the Company have approved the adoption of a share option scheme ("the Scheme") by the Company at the annual general meeting held on 24 November 2000. The purpose of the Scheme is to enable the Company to grant options to employees and executive directors of the Company and its subsidiaries as incentives or rewards for their contributions to the Group. As at the date of this Annual Report, the total number of shares available for issue under the Scheme is 115,332,224 shares, representing 8.68% of total issued share capital of the Company. The aggregate number of shares issued and to be issued upon exercise of share options granted to each grantee shall not exceed in any 12-month period 1% of the shares in issue. The subscription price payable on exercise of an option shall be such price as the Board may in its absolute discretion determine at the time of its grant, provided that it shall not be less than the highest of (i) the closing price of the shares on the date of grant; (ii) the average closing price of the shares for the 5 business days immediately preceding the date of grant; and (iii) the nominal value of the shares. The period open for acceptance of the option and amount payable thereon, the vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant. The Scheme will remain in force for a period of 10 years from 24 November 2000, i.e. until 23 November 2010.

股份期權計劃

本公司於二零零零年十一月二十四日舉行之股東週年大會上，獲股東批准採納一項股份期權計劃（「該計劃」）。該計劃讓本公司可向本公司及其附屬公司之僱員和執行董事授予股份期權，作為獎勵或答謝該等人士為本集團所作出之貢獻。截至本年報日，根據該計劃可發行之股份總數為一億一千五百三十三萬二千二百二十四股，佔本公司已發行股本百分之八點六八。倘獲授股份期權之每位人士均行使其股份期權，本公司已發行及須發行之累計股份數目不可超逾本公司於任何十二個月期內之已發行股份數目之百分之一。董事局擁有絕對酌情權，可於授予股份期權時決定股份期權之行使認購價，但該認購價不可低於下列三者中之最高價(i)於授予股份期權當日之股份收市價；(ii)於授予股份期權當日前五個交易日之股份平均收市價；及(iii)股份之面值。股份期權之接納期限及須支付之代價金額，以及股份期權之有效期、行使期及每個股份期權可認購股份之數目，均由董事局於授予股份期權當日決定。該計劃由二零零零年十一月二十四日起生效，為期十年，於二零一零年十一月二十三日終止。

Corporate Structure
公司架構


恒隆集團
HANG LUNG GROUP

(HKEx Stock Code: 10)
（聯交所股份代號：10）

53%


恒隆地產
HANG LUNG PROPERTIES

(HKEx Stock Code: 101)
（聯交所股份代號：101）

Hong Kong 香港

Property Development and Sales 物業發展及銷售

- AquaMarine 碧海藍天
- Carmel-on-the-Hill [illegible]逸山
- The HarbourSide 君臨天下
- The Long Beach 浪澄灣

Property Leasing 物業租賃

- Commercial & Retail 商場及商舖
- Office 寫字樓
- Residential 住宅
- Serviced Apartment 服務式住宅
- Industrial/Office 工商寫字樓
- Car Park 停車場

Mainland China 中國內地

Shanghai 上海

- Property Development 物業發展
- Property Leasing 物業租賃

Tianjin 天津

- Property Development for Leasing 物業發展以供租賃

Profile of the Directors
董事簡介

Mr. Ronnie Chichung Chan

Chairman

Aged 55, Mr. Chan joined the Group in 1972 and became Chairman in 1991. He is also Chairman of Hang Lung Properties Limited, a subsidiary of the Hang Lung Group. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Centre, and a board member of the China Development Research Foundation of the State Council of the People's Republic of China. Mr. Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California where he received his MBA. Mr. Chan is a brother of Mr. Gerald Chan, a Non-Executive Director of the Company.

陳啟宗先生

主席

陳先生現年五十五歲，於一九七二年加盟本集團，一九九一年出任主席。彼亦為恒隆集團之附屬公司─恒隆地產有限公司之主席。陳先生為香港地產建設商會副會長、亞洲協會副主席兼其香港分會主席，及中國國務院屬下中國發展研究基金會常務理事。陳先生亦為多個國際智庫和大學的董事局或顧問委員會成員，如香港科技大學及美國南加州大學等。陳氏持有美國南加州大學工商管理學碩士。彼亦為本公司非執行董事陳樂宗先生之胞兄。

Mr. Shang Shing Yin

Vice Chairman (Independent Non-Executive Director)

Aged 74, Mr. Yin joined the Group in 1970, held various positions on the Board, including Managing Director between 1986 and 1992, and has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman of Hang Lung Properties Limited.

殷尚賢先生

副主席（獨立非執行董事）

殷先生現年七十四歲，於一九七零年加盟本集團，曾擔任董事局多個職位，包括由一九八六年至一九九二年出任董事總經理，並自一九九二年起出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼現亦為恒隆地產有限公司之副主席。

Mr. Nelson Wai Leung Yuen

Managing Director

Aged 54, Mr. Yuen has been with Hang Lung since 1978 when he joined the Company as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen holds several public and industry-related positions. He is a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee.

袁偉良先生

董事總經理

袁先生現年五十四歲，於一九七八年加盟恒隆出任本公司之財務總監。一九八一年晉升為助理董事，開始處理本集團各類業務。彼於一九八八年出任執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆地產有限公司之董事總經理。

Mr. Yuen is also the Managing Director of Hang Lung Properties Limited.

Mr. Gerald Lokchung Chan

Non-Executive Director

Aged 54, Mr. Chan has been a Director of the Company since 1986. He is Chairman of Media Partners International Holdings Inc., an outdoor media company listed on the GEM of the Hong Kong Stock Exchange. Since 1985, Mr. Chan has been involved in venture capital and direct investments globally and sits on the board of numerous private companies. He serves on the advisory councils of several universities including Harvard School of Public Health, John Hopkins University and the University of Southern California. Mr. Chan received his undergraduate training in engineering at the University of California at Los Angeles and his Doctor of Science degree from Harvard University. He is a brother of Mr. Ronnie Chan, Chairman of the Group.

陳樂宗先生

非執行董事

陳先生現年五十四歲，自一九八六年起出任本公司董事。彼為媒體伯樂集團有限公司之主席，該公司在香港聯交所創業板上市，經營戶外廣告媒體業務。陳先生由一九八五年起從事環球性之創業投資及直接投資，並在多家私人公司擔任董事。彼為哈佛大學公共衛生學院、約翰霍普金斯大學及美國南加州大學等多間大學之顧問委員會成員。陳先生在洛杉磯加州大學完成工程學高級學位課程，並獲哈佛大學頒授科學博士學位。彼為本集團主席陳啟宗先生之胞弟。

Ms. Laura Lok Yee Chen

Independent Non-Executive Director

Aged 57, Ms. Chen joined the Group in 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group – a private investment entity – and actively manages investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. In addition to her business commitments, she serves on the advisory councils of the Hopkins-Nanjing Centre – a joint programme between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Centre, and participates in numerous philanthropic activities. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of Hang Lung Properties Limited.

陳樂怡女士

獨立非執行董事

陳女士現年五十七歲，於一九九七年加盟本集團。在本港及美國之銀行、地產及金融服務行業工作逾二十年，自一九九三年起出任私人投資企業常興集團之董事，積極管理環球資本市場之投資組合，尤其是新興市場及高息產品。除從事公務外，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、以及亞洲協會(香港分會)之顧問委員會成員，並參與多項慈善工作。陳女士為美國首都華盛頓喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼亦為恒隆地產有限公司之獨立非執行董事。

Dr. Hon Kwan Cheng, GBS, OBE, JP

Independent Non-Executive Director

Aged 78, Dr. Cheng joined the Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President, Honorary Fellow and Gold Medallist of The Hong Kong Institution of

鄭漢鈞博士金紫荊星章、OBE、太平紳士

獨立非執行董事

鄭博士現年七十八歲，於一九九三年加盟本集團。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院榮譽院士。彼為香港工程師學會之前會長及該會榮譽資深會員及金獎章獲得者，亦為香港工程科

Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, Fellow of The Institution of Civil Engineers, U.K., and Honorary Fellow of the Institute of Engineers, Australia. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng was a Member of both the Executive and Legislative Councils and chairman of the Hong Kong Housing Authority. Dr. Cheng is an Independent Non-Executive Director of Wing Hang Bank, Limited and Tianjin Development Holdings Limited. He is also an Independent Non-Executive Director of Hang Lung Properties Limited.

學院資深會員，英國結構工程師學會前副會長、該會資深會員及金獎章獲得者、英國土木工程師學會資深會員，以及澳洲工程師學會榮譽資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，曾為行政及立法兩局議員及香港房屋委員會主席。鄭博士為永亨銀行有限公司及天津發展控股有限公司之獨立非執行董事。彼亦為恒隆地產有限公司之獨立非執行董事。

Mr. Wilfred Sai Leung Ho

Executive Director

(To retire on 1 September 2005)

Aged 67, Mr. Ho joined Hang Lung in 1977 and was appointed Executive Director of the Company in 1993 with responsibility for project management. He has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, he was an architect with the Hong Kong Government. He is also an Executive Director of Hang Lung Properties Limited.

何世良先生

執行董事

(將於二零零五年九月一日退任)

何先生現年六十七歲，於一九七七年加盟恒隆，一九九三年獲委任為本公司之執行董事，負責工程策劃管理。彼獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加盟恒隆前，何先生乃前港府之建築師。彼亦為恒隆地產有限公司之執行董事。

Mr. Simon Sik On Ip, CBE, JP

Independent Non-Executive Director

Aged 56, Mr. Ip joined the Board in 1998. Mr. Ip is a solicitor and Notary Public. Mr. Ip has a distinguished record of public service. A former Legislative Councillor, past President of the Law Society of Hong Kong and Founding Chairman of the Hong Kong Institute of Education. He is a Steward of the Hong Kong Jockey Club, a member of the Public Service Commission, a member of the Exchange Fund Advisory Committee and holds honorary positions in two local universities and Tsinghua University.

葉錫安先生 CBE、太平紳士

獨立非執行董事

葉先生現年五十六歲，於一九九八年加入董事局。彼為執業律師及公證人。葉先生熱心社會服務工作，曾任立法局議員、香港律師會前會長及香港教育學院創校主席。彼為香港賽馬會之董事、公務員敍用委員會之委員、外匯基金諮詢委員會之委員，並擔任本港兩所大學及清華大學之名譽職位。

Dr. York Liao, SBS, JP

Independent Non-Executive Director

Aged 59, Dr. Liao was appointed Independent Non-Executive Director of the Company in 2003. Dr. Liao is currently a Non-Executive Director of the Securities and Futures Commission, Managing Director of Winbridge Company Limited as well

廖約克博士銀紫荊星章、太平紳士

獨立非執行董事

廖博士現年五十九歲，於二零零三年委任為本公司之獨立非執行董事。彼為證券及期貨事務監察委員會之非執行董事，Winbridge Company Limited 之常務董事，以及香港科技園公司及香

as a Director of the Hong Kong Science and Technology Parks Limited and the Hong Kong Applied Science and Technology Research Institute Company Limited. Dr. Liao was appointed as the Chairman of the Hong Kong Council for Academic Accreditation in 2003. Dr. Liao obtained a Master of Arts degree and a Doctor of Philosophy degree in Applied Physics from Harvard University in 1968 and 1973 respectively, after graduating from California Institute of Technology in 1967. He is a former Director of Varitronix International Limited which he co-founded in 1978.

港應用科技研究院有限公司之董事。廖博士於二零零三年被委任為香港學術評審局主席。廖博士於一九六七年加州科技學院畢業後，並分別於一九六八年及一九七三年獲哈佛大學頒發應用物理學文學碩士及博士學位。彼於一九七八年共同創辦精電國際有限公司，並為該公司之前董事。

Mr. Terry Sze Yuen Ng

Executive Director

Aged 45, Mr. Ng has been with Hang Lung as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio. Prior to joining Hang Lung, Mr. Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Properties Limited.

吳士元先生

執行董事

吳先生現年四十五歲，於二零零一年加盟恒隆出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生亦曾於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會資深會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆地產有限公司之執行董事。

Profile of Senior Executive
高級行政人員簡介

Mr. Robin Sik Wing Ching

Company Secretary

Aged 55, Mr. Ching joined the Group in 1988 as Group Financial Controller and was appointed Assistant Director in 2002, having been appointed Company Secretary in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia. He also holds a Certificate in Chinese Laws issued by the Chinese authorities.

程式榮先生

公司秘書

程先生現年五十五歲，於一九八八年加盟本集團出任集團財務總監，一九九一年獲委任為公司秘書，二零零二年獲委任為助理董事。彼持有澳洲工商管理學學士學位，並為特許公認會計師公會、特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，英國銀行學會會員及澳洲註冊會計師。彼亦持有中國當局發出之中國法律證書。

Corporate Governance
公司管治

The Group is committed to maintain a high standard of corporate governance practices. The principles of good corporate governance practices emphasise transparency and accountability to all shareholders, effective Board for leadership and control of the Company, and high standards of business ethics and integrity in all activities. Throughout the year, the Company has complied with the code provisions set out in the Code on Corporate Governance Practices as stated in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). The Board continues to review its practices from time to time with an aim to improve the Group's corporate governance practices so as to meet international best practice.

本集團矢志維持高質素之公司管治，基本原則包括為所有股東提供具有高透明度及問責性之資料、確保董事局有效地領導本公司及監控其運作、以及在所有營運範疇保持高尚的業務操守和誠信。年內，本公司一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四《企業管治常規守則》所載之守則條文之規定。董事局經常審閱本公司之公司管治常規，務求不斷改進，與國際性之最佳常規看齊。

The following chart illustrates the composition of the Board of the Company as well as its corporate governance structure:

下表列出本公司之董事局成員架構及公司管治架構：

Board of Directors 董事局

Ronnie C. Chan (Chairman) 陳啟宗(主席)
S.S. Yin* (Vice Chairman) 殷尚賢(副主席)
Nelson W.L. Yuen (Managing Director) 袁偉良(董事總經理)
Gerald L. Chan# 陳樂宗
Laura L.Y. Chen* 陳樂怡
H.K. Cheng* 鄭漢鈞
Wilfred S.L. Ho (Executive Director) 何世良(執行董事)
Simon S.O. Ip* 葉錫安
York Liao* 廖約克
Terry S. Ng (Executive Director) 吳士元(執行董事)

Nomination and Remuneration Committee 提名及薪酬委員會

H.K. Cheng* (Chairman) 鄭漢鈞(主席)
Laura L.Y. Chen* 陳樂怡
Simon S.O. Ip* 葉錫安
York Liao* 廖約克

Audit Committee 審計委員會

Simon S.O. Ip* (Chairman) 葉錫安(主席)
Laura L.Y. Chen* 陳樂怡
H.K. Cheng* 鄭漢鈞
York Liao* 廖約克

Executive Committee of The Board of Directors 董事局執行委員會

Ronnie C. Chan 陳啟宗
Nelson W.L. Yuen 袁偉良
Wilfred S.L. Ho 何世良
Terry S. Ng 吳士元

Company Secretary 公司秘書

Robin S.W. Ching 程式榮

Internal Auditor 內部審計師

Managing Director 董事總經理

Nelson W.L. Yuen 袁偉良

* *Independent Non-Executive Director* *獨立非執行董事*
\# *Non-Executive Director* *非執行董事*

Board of Directors

The Board of Directors currently comprises ten persons, consisting of four Executive Directors, namely, Mr. Ronnie C. Chan, Mr. Nelson W.L. Yuen, Mr. Wilfred S.L. Ho and Mr. Terry S. Ng, one Non-Executive Director, namely, Mr. Gerald L. Chan, and five Independent Non-Executive Directors, namely, Ms. Laura L.Y. Chen, Mr. H.K. Cheng, Mr. Simon S.O. Ip, Mr. York Liao and Mr. S.S. Yin. Mr. Gerald Chan is the brother of Mr. Ronnie C. Chan. The Independent Non-Executive Directors possess appropriate academic and professional qualifications or related financial management expertise and have brought a wide range of business and financial experience to the Board.

Regular Board Meetings are held at least four times a year which include two full Board Meetings to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any. All Directors are given an opportunity to include matters in the agenda for Board Meetings. There were four meetings of the Board of Directors in 2004/05 and the average attendance rate was 77.5%.

All the Directors have access to timely information in relation to the Company's business and make further enquiries where necessary. Procedure has been agreed by the Board to enable Directors to seek independent professional advice at the Company's expense. The Directors are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations. They acknowledge their responsibility for preparing the financial statements on a going concern basis, with supporting assumptions or qualifications as necessary. The Board is also responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other statutory requirements.

Every newly appointed Director will meet with other fellow Directors and members of senior management, and receive a comprehensive, formal and tailored induction on the first occasion of his appointment, so as to ensure that he has a proper understanding of the operations and business of the Company, and that he is fully aware of his responsibilities under statue and common law, the Listing Rules and other regulatory

董事局

董事局現有十名成員，包括四名執行董事(分別為陳啟宗先生、袁偉良先生、何世良先生及吳士元先生)、一名非執行董事(陳樂宗先生)及五名獨立非執行董事(分別為陳樂怡女士、鄭漢鈞先生、葉錫安先生、廖約克先生及殷尚賢先生)。陳樂宗先生乃陳啟宗先生之胞弟。各獨立非執行董事均具備適當之學術及專業資格或相關之財務管理專才，並以其豐富的商務及財務經驗為董事局作出貢獻。

董事局每年定期舉行最少四次會議，其中包括兩次全體會議以審批中期業績和末期業績以及擬定中期股息和末期股息金額，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。全體董事皆有機會提出商討事項列入董事會會議議程。董事局於二零零四/零五年度內舉行了四次會議，其平均出席率為百分之七十七點五。

所有董事均可取得有關本公司業務之最新資料，於有需要時可作出進一步查詢。董事局並同意，董事可尋求獨立專業意見，費用由本公司支付。董事負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。彼等對本公司以持續營運為基準所編製的財務報表承擔責任，並於有需要時為財務報表作出合理的假設和保留聲明。董事局並負責按上市規則及其他法定規則之要求，在年報、中期報告、涉及股價敏感事宜之公告及其他披露資料之文件內，作出持平、清晰及容易理解之評述。

每位新委任之董事在首次接受委任時均會獲安排與其他董事和高級管理層成員會面，並會獲得全面、正式兼特為其而設的就任須知，藉此確保該董事妥善理解本公司之業務運作，以及完全清楚其本人按照法則及普通法、上市規則及其他法定規則所應負之責任。遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會獲股東

requirements. In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the Directors will retire from office by rotation for re-election by shareholders at the AGM and every Director is subject to retirement by rotation at least once every three years.

重選方可連任。此外，董事人數三分之一須於股東週年大會輪值告退；而每位董事須最少每三年輪值告退，並須獲股東重選方可連任。

The Executive Directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation). Non-Executive Director and Independent Non-Executive Directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation at least once every three years.

執行董事概無與本公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。非執行董事及獨立非執行董事之任職屆滿日期與彼等之預期輪值告退日期(最少每三年一次)一致。

To further enhance accountability, any further appointment of an Independent Non-Executive Director who has served the Board for more than 9 years will be subject to a separate resolution to be approved by shareholders. The Company has received from each of its Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and it still considers the Independent Non-Executive Directors to be independent.

為進一步提高問責性，凡服務董事局超過九年之獨立非執行董事，須獲股東以獨立決議案批准方可連任。本公司已接獲每位獨立非執行董事按上市規則第3.13條所提交有關其獨立性之年度確認書，而本公司認為所有獨立非執行董事均繼續保持其獨立性。

The Company has arranged appropriate insurance cover on Directors' and Officers' liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

本公司已為董事和高級管理人員購買適當保險，保障彼等因履行職務有可能承擔之法律訴訟責任。

Chairman

主席

The Chairman, Mr. Ronnie C. Chan, provides leadership for the Board. He is responsible for ensuring that Directors receive adequate information, which must be complete and reliable, in a timely manner and all Directors are properly briefed on issues arising at Board Meetings. He also ensures that:

- the Board works effectively and discharges its responsibilities;
- all key and appropriate issues are discussed by the Board in a timely manner;
- good corporate governance practices and procedures are established; and
- appropriate steps are taken to provide effective communication with shareholders and that views of shareholders are communicated to the Board as a whole.

主席陳啟宗先生為董事局之領導人。彼負責確保所有董事均可適時獲得足夠及完整可信之資料以及可就其在董事局會議所提出之問題獲清楚之解釋。彼亦確保：

- 董事局有效地運作及履行責任；
- 董事局適時商討所有重要問題；
- 公司已建立良好之管治常規和程序；及
- 公司已採取適當步驟與股東有效地溝通，而股東之意見已獲董事局充分知悉。

He at least annually holds meetings with the Non-Executive Directors (including Independent Non-Executive Directors) without the Executive Directors present. He is primarily

主席最少每年一次與非執行董事(包括獨立非執行董事)會面，執行董事不會列席。彼主要負責為每次董事局會議定出議程，並須考慮把其他董

responsible for drawing up and approving the agenda for each Board Meeting taking into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, or delegate such responsibility to the Company Secretary.

事提出之任何事宜列入議程(如適當)。彼亦可把此責任交由公司秘書執行。

He will encourage all Directors to make a full and active contribution to the Board's affairs and take the lead to ensure that the Board acts in the best interests of the Company. He will facilitate the effective contributions of Non-Executive Directors in particular and ensure constructive relations between Executive and Non-Executive Directors.

彼須鼓勵所有董事全面地及積極地為本公司之事務作出貢獻，並須以身作則，確保董事局之決定符合本公司之最佳利益。彼須務求非執行董事對董事局能作出實質之貢獻，並確保執行董事與非執行董事保持有建設性之關係。

Managing Director (Chief Executive Officer)

The Managing Director, Mr. Nelson W.L. Yuen, is the Chief Executive Officer of the Company. The roles of the Managing Director are separate from those of the Chairman.

The Managing Director is responsible for operating the business of the Company and implementing policies and strategies adopted by the Board of Directors. He is in charge of the Company's day to day management in accordance with the instructions issued by the Board, and is a member of the Executive Committee of the Company. He is responsible for developing strategic operating plans that reflect the objectives and priorities established by the Board and maintaining the operational performance. He also ensures adequacy of systems of financial and internal control and conduct of business in conformity with applicable laws and regulations.

The Managing Director chairs the monthly meetings of the Company's various operational divisions. He formulates, for the Board's approval, the management organisation and internal rules of the Company and will recommend the appointment and dismissal of senior executives.

董事總經理(行政總裁)

董事總經理袁偉良先生乃本公司之行政總裁。董事總經理與主席肩負不同職責。

董事總經理負責本公司之整體業務運作，並執行董事局所採納之政策和策略。彼乃本公司執行委員會之成員，按董事局指示管理本公司之日常業務。彼就董事局所設定之目標和優先次序制定策略性業務計劃，並致力保持本公司之業務表現。彼亦須確保本公司之財務和內部監控機制以及業務運作，均充分符合適用法規之規定。

董事總經理負責主持本公司每月舉行之部門營運會議，制定本公司之管理架構及內部守則供董事局審批，並就高級行政人員之委任及辭退向董事局作出建議。

Executive Committee

The Executive Committee of the Board of Directors of the Company was formed in 1989. Its members are all the Executive Directors of the Company, namely, Mr. Ronnie C. Chan, Mr. Nelson W.L. Yuen, Mr. Wilfred S.L. Ho and Mr. Terry S. Ng, who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of the Committee members has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部執行董事，分別為陳啟宗先生、袁偉良先生、何世良先生及吳士元先生。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位委員會成員均完全清楚那些事項須交由董事局全體決定、那些事項可交由委員會或管理層負責。

Audit Committee

An Audit Committee was established by the Board in 1999, which comprises four Independent Non-Executive Directors, namely, Mr. Simon S.O. Ip (Chairman of the Committee), Ms. Laura L.Y. Chen, Mr. H.K. Cheng and Mr. York Liao, with appropriate academic and professional qualifications or related financial management expertise. Meetings are held at least two to three times a year and are attended by external and internal auditors, Finance Director and Company Secretary for the purpose of discussing the nature and scope of audit work and assessing the group's internal controls. Separate meetings will also be held with external auditor (in the absence of management) as and when required. The Audit Committee held two meetings in 2004/05 to review, inter alia, the Group's financial statements and internal controls and to recommend to the Board the appointment of external auditor. The average attendance rate was 62.5%.

The main duties of the Committee include the following, and its terms of reference are accessible via the Company's website and also available on request:

(a) making recommendations to the Board on the appointment, re-appointment and removal of the external auditor;

(b) review of financial information of the Company; and

(c) oversight of the Company's financial reporting system and internal control procedures.

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

Nomination and Remuneration Committee

A Nomination and Remuneration Committee was set up in 2003, constituted by four Independent Non-Executive Directors, namely Mr. H.K. Cheng (Chairman of the Committee), Ms. Laura L.Y. Chen, Mr. Simon S.O. Ip and Mr. York Liao. Regular meetings were held to review human resource issues, including significant Group-wide changes in salary structure and terms and conditions affecting Directors and senior management. The Committee held two meetings

審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括四名獨立非執行董事，分別為葉錫安先生（委員會主席）、陳樂怡女士、鄭漢鈞先生及廖約克先生。彼等均具備適當之學術及專業資格或相關之財務管理專才。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論核數工作之形式及範疇以及評核集團之內部監控。審核委員會於有需要時會與外聘核數師另行開會（管理層並不列席）。於二零零四/零五年度內，委員會舉行了兩次會議，以審閱（其中包括）本集團之財務報表及內部監控，並向董事局建議外聘核數師之委任；其平均出席率為百分之六十二點五。

委員會之主要職權範圍包括下列各項，而其職權指引可登上本公司之網頁查閱及可供索覽：

（甲）向董事局建議有關外聘核數師之委任、重聘及撤換事宜；

（乙）審閱本公司之財務資料；及

（丙）監察本公司之財務匯報機制及內部監控程序。

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年設立，其成員包括四名獨立非執行董事，分別為鄭漢鈞先生（委員會主席）、陳樂怡女士、葉錫安先生及廖約克先生。該委員會定期舉行會議以審閱有關人力資源之議題，包括集團薪酬架構之重大改變及影響董事和高級管理人員之條款及條件之重大改變。於二零零四/零五年度內，委員會舉行了兩

in 2004/05 to review, inter alia, the composition of existing Board members and the Directors' remuneration. The average attendance rate was 75%.

次會議，以審閱(其中包括)董事局現時之成員架構及董事酬金；其平均出席率為百分之七十五。

Main duties of the Committee include the following, and its terms of reference are accessible via the Company's website and also available on request:

委員會之主要職權範圍包括下列各項，而其職權指引可登上本公司之網頁查閱及可供索覽：

(a) to review the structure, size and composition of the Board and the independence of Independent Non-Executive Directors; and

(b) to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

(甲) 定期審閱董事局之架構、人數及成員，以及評估獨立非執行董事之獨立性；及

(乙) 就本公司有關董事和高級管理人員之酬金政策及架構，以及有關政策須制定之正式及具透明度之程序，向董事局提出建議。

The remuneration package of Directors and senior management is based on the skill, knowledge and involvement in the Group's affairs of each Director or senior management and is also determined with reference to the performance and profitability of the Group. Computation of discretionary bonus and the grant of share options to Directors and senior management are determined in accordance with their individual performance and achievement of business targets. The Committee obtains benchmark reports from internal and external sources for evaluation of market trends and the competitive levels of remuneration being offered to Directors and senior management. The Committee will consult the Chairman and the Chief Executive Officer about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if considered necessary.

董事和高級管理人員之酬金待遇，乃以每名董事或高級管理人員之技能、知識及對本集團事務之參與程度為本，並參考本集團之表現及盈利而作出決定。董事和高級管理人員所獲之酌定花紅及股份期權，乃按彼等之個人表現及達成之業務目標而計算。委員會從內部及外界取得指標報告，以評估董事和高級管理人員酬金之有關市場趨勢及競爭水平。委員會可諮詢主席及行政總裁其對其他執行董事酬金之意見，並可在有需要時徵詢專業意見。

Company Secretary

All Directors have access to the advice and services of the Company Secretary, Mr. Robin S.W. Ching, who is responsible to the Board for ensuring that procedures are followed and that all applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on Corporate Governance and the implementation of the Code on Corporate Governance Practices. Draft and final versions of minutes of Board Meetings and meetings of Board committees are sent to all Directors or committee members respectively for their comments and record. All minutes of Board Meetings and meetings of Board committees are kept by him and are open for inspection by any Director.

公司秘書

公司秘書程式榮先生負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲取公司秘書之意見及服務。公司秘書亦就公司管治情況及《企業管治常規守則》之施行事宜向主席及董事局提供意見。董事局及各委員會之會議記錄初本，由公司秘書分別交予全體董事或各委員會成員供彼等置評，而會議記錄定本則分別交予彼等留檔。公司秘書負責保存董事局及各委員會所有會議記錄，任何董事均可查閱。

Qualified Accountant

The Group has employed a qualified accountant, Ms. Estella Y.K. Ng, on a full time-basis. Being an Associate Member of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Secretaries and Administrators and a Fellow Member of the Chartered Association of Certified Accountants, the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants, she is Assistant Director – Finance of the Group since 2003. She is responsible for oversight of the financial reporting procedures and internal controls of the Company and its subsidiaries and compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues.

合資格會計師

本集團之合資格會計師伍綺琴女士為本集團全職服務。彼乃英格蘭及威爾斯特許會計師公會會員、特許秘書及行政人員公會會員、特許公認會計師公會資深會員、香港會計師公會資深會員、以及美國會計師協會會員。彼自二零零三年起出任本集團助理董事－財務，負責統籌本公司及其附屬公司之財務匯報程序及內部監控，並確保財務報告及其他會計相關事宜符合上市規則之規定。

Senior Management

Senior management, comprising assistant directors and senior managers, is responsible for the day-to-day operations and administration function of the Group under the leadership of the Executive Directors. The Board has given clear directions to management as to the matters that must be approved by the Board before decisions are made on behalf of the Company. The types of decisions to be delegated by the Board to management include implementation of the strategy and direction determined by the Board, operation of the Group's businesses, preparation of financial statements and operating budgets, and compliance with applicable laws and regulations. Management has supplied the Board and its Committees with adequate information and explanation so as to enable them to make an informed assessment of the financial and other information put before the Board and its Committees for approval. The Board and each Director have separate and independent access to the senior management. These arrangements will be reviewed periodically to ensure that they remain appropriate to the needs of the Company.

高級管理人員

高級管理人員包括各助理董事及高級經理，彼等在執行董事領導下負責本集團之日常運作及行政管理。董事局已給予高級管理人員清晰指引，明確界定那些事項須先獲董事局批准，高級管理人員方可代表本公司作出決定。董事局授權高級管理人員可作出決定之事項包括執行董事局決定之策略和方針、本集團之業務運作、準備財務報表及營運預算案、以及遵守適用之法律和法規。高級管理人員須為董事局及其委員會提供足夠資料和解釋，讓董事局及其委員會於作出決定前能充分掌握有關之財務及其他資料。而董事局及每位董事均可個別地聯絡高級管理人員。本公司會定期審閱此等安排，確保其適合本公司之所需。

Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles and practices generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The Directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

問責及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則及守則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Company, and regularly conducts audits of the practices, procedures, expenditures and internal controls.

內部審計師並不介入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。

Internal Control

Internal control systems have been designed to allow the Directors to monitor the Group's overall financial position, safeguard its assets against loss and misappropriation, to provide reasonable assurance against fraud and errors, and to manage the risk in failing to achieve the Group's objectives.

There is a well defined specific limit of authority governing activities of the Executive Committee, Directors and executives. Annual and mid-year budgets are prepared and are subject to Directors' approval before being adopted. Directors monitor the business activities closely and review monthly financial results of operations against budgets. The Company from time to time updates and improves the internal controls, and has recently issued an updated Internal Control and Authority Limit Guide to all executives.

The Company takes extreme precautionary measures in the handling of price sensitive information. Such information is restricted to a need-to-know basis.

The Company maintains an internal audit department which is independent of the Company's daily operation and accounting functions. The Internal Auditor reports directly to the Audit Committee. To enhance the comprehensiveness and effectiveness of the internal audit function, the Audit Committee commissioned the external auditors to jointly design an internal audit programme based on risk assessment methodology with the Internal Auditor in 2003, and such programme had been adopted by the Audit Committee and reviewed annually. On a monthly basis, the Internal Auditor discusses with the management on his internal audit reviews and findings, and obtains management's responses on various issues where appropriate. Internal audit reports are prepared for the Audit Committee every quarter.

內部監控

設立內部監控制度，是為了讓董事監察本集團之整體財務狀況、防止資產受損或被挪用、就欺詐及錯失作出合理預防措施、以及因無法達成本集團之目標而可能帶來之風險作出管理。

本集團對執行委員會、董事及行政人員之活動設有明確之特定權限。年度及中期預算案編製後，均須先獲董事批准方可採納。董事密切監察各項業務，並審閱每月之財務業績及與預算作出比較。本公司不時更新及改善內部監控，並剛於最近向所有行政人員發出「內部監控及權限指引」。

本公司採取極審慎的預防措施處理股價敏感資料。此等資料僅為須知人士所悉。

本公司設有內部審計部，後者獨立於本公司之日常運作及會計職務。內部審計師直接向審核委員會作出匯報。為提升內部審計功能之全面性和效益，審核委員會於二零零三年委託外聘核數師，由彼與內部審計師共同根據風險評估方法設定內部審計計劃。審核委員會已採納該計劃，並每年均作出審閱。內部審計師每月與管理層商討其內部審計工作及結果，而管理層會就各項有關事宜作出適當之回應。內部審計師每季均向審核委員會提交報告。

Formal meetings are held at least every six months between the Internal Auditor and the Audit Committee to discuss internal audit issues. During Audit Committee meetings, the Audit Committee also enquires on financial and internal control matters with the external auditors. The Audit Committee has the authority to have direct discussion with external auditors in the absence of management if deemed necessary.

內部審計師與審核委員會最少每六個月舉行一次正式會議，商討內部審計事宜。審核委員會舉行會議時，亦會向外聘核數師查詢其對本公司財務及內部監控事宜之意見。倘有需要，審核委員會有權與外聘核數師直接商討，管理層不會列席。

The Directors acknowledge that it is their responsibility to maintain effective risk management and internal control systems and to review them at least twice a year. The Directors manage risks by strategic planning, appointment of appropriately qualified and experienced personnel at senior management positions, monitoring the Group's performance regularly, maintaining effective control over capital expenditure and investments, and setting a high standard of Code of Conduct for employees to follow.

董事明白彼等有責任維持有效的風險管理及內部監控制度，並須每年最少審閱有關制度兩次。董事管理風險的方法包括作出策略性規劃、委任資格合適及經驗豐富的人士擔任高級管理人員、定期監察本集團之表現、對資本支出及投資保持有效的監控，以及制定嚴謹的操守守則供員工依從。

The Directors conducted a review covering all material controls, including financial, operational and compliance controls and risk management functions of the Company and its subsidiaries for the fiscal year ended 30 June 2005; and were satisfied that an effective and adequate internal control system had been in operation. The Directors came to such conclusion based on their clearly set company policies and procedures, specific limits of authority, budgetary controls, regular monitoring of performance and the reports from the Internal Auditor.

截至二零零五年六月三十日止之財政年度內，董事已就本公司及其附屬公司之所有監控機制作出審閱，範圍涵蓋財務、業務及遵例監控、以及風險管理功能，對運作中的內部監控機制的成效和足夠程度感到滿意。董事作出此項結論，乃基於公司已清楚列明有關政策和程序，並已設定權限、監控財政預算及定期監察集團之表現，而董事亦已參考內部審計師之報告。

The Directors confirm that there have been no major changes in the nature and extent of significant risks faced by the Company from the previous financial year, and the Company has the ability to respond to any such changes in its business and the external environment. Furthermore, there were no significant internal control problems encountered during the year. The Directors closely monitor the Company's system of internal control, and receive further assurance from the Audit Committee that the internal audit function has been functioning effectively. The Company has complied with the code provisions set out in the Code on Corporate Governance Practices in respect of maintaining an effective internal control system.

董事確定，與去年比較，本公司所面對的主要風險，在性質上和程度上均無重大變化；本公司有能力應付其營商環境及外部環境之任何相關變化。此外，本公司年內並無遇到有關內部監控的重大問題。董事持續地緊密監察本公司的內部監控機制，並獲審核委員會進一步證實，內部監控機制正有效地運作。本公司完全遵守《企業管治常規守則》守則條文所載有關維持有效的內部監控制度的規定。

Auditors' Remuneration

KPMG have been re-appointed as the Company's external auditor by shareholders at the 2004 AGM until the conclusion of the next AGM. They are primarily responsible for providing audit services in connection with the annual consolidated financial statements.

During the year, the total remuneration in respect of statutory audit services provided by the external auditors amounted to HK$6.8million. They also provided taxation services and advisory services to the Group to the value of HK$2.1million.

Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct") which is updated from time to time, setting out clear guidelines for employees on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper usage of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates;
- personal conduct outside hours of work, including outside employment;
- guidelines on matters in relation to suppliers and contractors, customers and consumers;
- responsibilities to shareholders and the financial community;
- employment practices; and
- transactions in the Company's shares.

The guidelines regarding "transactions in the Company's shares" contain securities transactions by the Directors which have been adopted by the Company on terms no less exacting than the required standard set out in the Model Code contained in Appendix 10 to the Listing Rules ("the Code"). Specific enquiry has been made to all Directors who have confirmed that they have complied with the required standard set out in the Code and the Code of Conduct regarding Directors' securities transactions.

核數師酬金

二零零四年度之股東週年大會上，股東批准再度委任畢馬威會計師事務所為本公司之外聘核數師，直至下屆股東週年大會為止。彼等之主要責任乃就年度綜合財務報表提供核數服務。

年內，付予外聘核數師法定核數服務之總酬金為港幣六百八十萬元。彼等亦提供稅務服務及顧問服務予本集團，該等酬金合共為港幣二百一十萬元。

操守守則

本公司自一九九四年起採納企業操守守則(「操守守則」)，並不時更新，為員工列出包括下列事宜之清晰指引：

- 防止賄賂條例；
- 索取、收受及提供利益；
- 可接受之款宴性質及次數；
- 正確使用專利資料；
- 處理利益衝突；
- 正確使用本公司之資產及資源；
- 業務伙伴借貸往來之限制；
- 於辦公時間以外之個人操守，包括兼職事宜；
- 與供應商、承辦商、客戶及消費者之關係之操守守則指引；
- 對股東和財經界之責任；
- 僱傭常規；及
- 買賣本公司之股份。

有關「買賣本公司之股份」之指引，載有本公司已採納的一套不低於上市規則附錄十所載之《標準守則》(「守則」)所規定的董事買賣證券標準的行為守則。本公司並向所有董事作出特定查詢，彼等確認已遵守守則及操守守則所規定的標準。

Interests of Directors and Senior Management

Details of Directors' interests in shares of the Company and its listed subsidiary, Hang Lung Properties Limited ("HLPL") as at 30 June 2005 are as follows:-

董事及高級管理人員持有之權益

於二零零五年六月三十日，董事持有本公司及其上市附屬公司恒隆地產有限公司（「恒隆地產」）之股份權益之詳情如下：

		The Company 本公司		Hang Lung Properties Limited 恒隆地產有限公司	
Name of Directors	董事姓名	No. of Shares 股份數目	Share Options (No. of Shares) 股份期權（股份數目）	No. of Ordinary Shares 普通股數目	Share Options (No. of Ordinary Shares) 股份期權（普通股股份數目）
Ronnie C. Chan	陳啟宗	–	5,090,000	–	5,090,000
S.S. Yin	殷尚賢	–	–	–	–
Nelson W.L. Yuen	袁偉良	–	5,500,000	–	7,126,000
Gerald L. Chan	陳樂宗	–	–	–	–
Laura L.Y. Chen	陳樂怡	–	–	–	–
H.K. Cheng	鄭漢鈞	–	–	–	–
Wilfred S.L. Ho	何世良	–	2,638,000	–	3,239,000
Simon S.O. Ip	葉錫安	–	–	–	–
York Liao	廖約克	–	–	–	–
Terry S. Ng	吳士元	–	2,638,000	–	3,239,000

The share options held by other members of senior management as at 30 June 2005 totalled 4,143,000 shares, representing approximately 0.3% of the issued share capital of the Company. They also held share options of HLPL totalled 7,692,000 ordinary shares, representing approximately 0.2% of the issued ordinary share capital of that company.

於二零零五年六月三十日，其他高級管理人員合共持有四百一十四萬三千股本公司股份期權，約佔本公司已發行股本百分之零點三。彼等亦持有七百六十九萬二千股恒隆地產普通股之股份期權，約佔該公司已發行普通股股本百分之零點二。

Communication with Shareholders

The Company's AGM provides a good opportunity for communication between the Board and the Company's shareholders. Chairmen of the Board and Committees are normally present to answer queries raised by shareholders. External auditors also attend the AGM every year. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting and the said Notice is also published in at least one English newspaper and one Chinese newspaper, and on the Company's website. The Meeting is well attended by the shareholders.

股東溝通

本公司之股東週年大會為董事局與本公司之股東提供溝通良機。董事局及各委員會之主席一般均出席以解答股東提出之問題，而外聘核數師每年均會出席股東週年大會。股東週年大會通告及有關文件於大會舉行日期前最少二十一日寄予股東，而有關通告亦刊登於最少一份英文報章及一份中文報章、以及本公司之網頁。股東週年大會獲股東踴躍出席。

On the requisition of shareholders of the Company holding not less than 5% of the paid-up capital of the Company as at the date of the deposit of the requisition carrying the right of voting at general meetings of the Company, Directors of the Company shall forthwith proceed to convene an extraordinary general meeting of the Company.

倘持有不少於本公司百分之五已繳股本之股東提出要求(彼於提出要求當日擁有上述持股量及在本公司之股東大會上有相等之投票權),本公司董事須就此舉行股東特別大會。

Specific enquiries and suggestions by shareholders can be sent in writing to the Board or the Company Secretary at the Company's registered address or by e-mail to the Company's website.

倘股東有特別查詢或建議,可書面寄予本公司之註冊地址或電郵至本公司之網頁,致董事局或公司秘書。

Shareholder Information

股東資料

As at 30 June 2005, the number of shares of the Company which were in the hands of the public (i.e. other than those held by Cole Limited/Ms. Chan Tan Ching Fen, the substantial shareholder of the Company) was 834,686,162 (62.8% of total issued share capital), with market capitalisation of HK$11,518.7 million.

於二零零五年六月三十日,公眾(即本公司之主要股東Cole Limited/陳譚慶芬女士以外之本公司股東)持有八億三千四百六十八萬六千一百六十二股本公司股份,佔本公司已發行股本百分之六十二點八,市值為港幣一百一十五億一千八百七十萬元。

Details of holders of shares by domicile as at 30 June 2005 are as follows:

於二零零五年六月三十日之股東所屬地詳情如下:

		Shareholders 股東		Shareholdings 持股量	
Domicile	所屬地	No. 人數	% 百分率	No. of Shares 股份數目	% 百分率
Hong Kong	香港	3,593	98.0	952,041,788	71.7
China	中國	1	0.0	40,000	0.0
Macau	澳門	14	0.4	3,064,950	0.2
Taiwan	台灣	1	0.0	1,874	0.0
Australia & New Zealand	澳洲及新西蘭	8	0.2	53,600	0.0
British Virgin Islands	英屬維爾京群島	3	0.1	32,925,000	2.5
Canada & USA	加拿大及美國	23	0.6	206,275	0.0
The United Kingdom	英國	14	0.4	339,079,363	25.5
Other	其他	12	0.3	736,892	0.1
Total	總計	3,669	100.0	1,328,149,742	100.0

Details of holders of shares by holding range as at 30 June 2005 are as follows:

於二零零五年六月三十日之股東持股量組別詳情如下：

Analysis of Share Ownership by Holding Range
按股東持股量組別之分析

		Shareholders* 股東*		Shareholdings* 持股量*	
		No. 人數	% 百分率	No. of Shares ('000) 股份數目 (千)	% 百分率
1 – 5,000 shares	1 – 5,000股	1,923	52.4	4,667	0.4
5,001 – 10,000 shares	5,001 – 10,000股	705	19.2	6,035	0.5
10,001 – 100,000 shares	10,001 – 100,000股	948	25.9	26,496	2.0
100,001 – 1,000,000 shares	100,001 – 1,000,000股	77	2.1	18,102	1.3
1,000,001 – 50,000,000 shares	1,000,001 – 50,000,000股	12	0.3	137,278	10.3
Over 50,000,000 shares	50,000,000股以上	4	0.1	1,135,572	85.5
Total	總計	3,669	100.0	1,328,150	100.0

* incorporating in their respective shareholdings range, 387 participants of Central Clearing and Settlement System ("CCASS") holding a total of 666,640,934 shares registered in the name of HKSCC Nominees Limited.

* 包括三百八十七名參與中央結算及交收系統（「中央結算系統」）之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共六億六千六百六十四萬零九百三十四股。

Transparency and Disclosure

The Company is committed to disclose relevant information on its activities to its shareholders and investors through regular analysts' briefings, press conferences and press releases, apart from the Company's annual and interim reports. All inquiries and proposals received from shareholders, investors, media or the public are responded to by Executive Directors, Company Secretary or appropriate members of senior management.

Besides providing traditional financial data, the Company's website includes the most updated information on the Company including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events and most frequently asked questions.

透明度及披露

本公司致力向股東和投資者披露其業務之相關資料，除透過本公司之年報及中期報告外，亦定期與分析員會面、舉行記者會及發放新聞稿等。股東、投資者、傳媒或公眾人士之所有查詢及建議，均由執行董事、公司秘書或適當之高級管理人員負責解答。

除提供財務等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、最新之已發行股本、主要股東之股東權益、公司大事紀要及經常提問之問題等。

Investor Relations

The Company's last AGM was held on 23 November 2004 at the registered office of the Company, and was attended by 79 shareholders present in person or by proxy. At the meeting, the shareholders adopted the financial statements, re-elected Directors, re-appointed auditors and renewed general mandate. They also

投資者關係

本公司去屆股東週年大會於二零零四年十一月二十三日在本公司之註冊辦事處舉行，合共有七十九位股東親身或委派代表出席。會上，股東採納了財務報表、通過董事及核數師之重選及連任、並再次給予一般授權令，同時亦批准本公司

approved some changes in the Company's articles of association, the purpose of which was to reflect some latest relevant amendments to Companies Ordinance and Listing Rules. All resolutions tabled at the AGM were voted on by poll, and the results of poll voting were posted on the Company's website in the evening on the same day and published in the following day's newspapers.

修改組織章程細則之部分條文以配合公司條例和上市規則之最新相關修訂。所有於股東週年大會上提呈的決議案均以投票方式表決，投票表決結果於同日傍晚在本公司之網頁刊登，並於翌日在報章刊登。

The Company will continue its practice of voting by poll on all resolutions to be proposed at the forthcoming and future AGMs.

本公司於來屆及未來之股東週年大會，將繼續以投票方式表決會上提呈的所有決議案。

The Board confirms that there are no changes proposed to the articles of association of the Company at the forthcoming AGM to be held on 8 November 2005. The important shareholders' dates for the coming financial year, which include the Board Meetings for the declaration of interim and final dividends for the year ending 30 June 2006 and the AGM, are expected to be similar to this year's timing at around end February/early March 2006, end August/early September 2006 and in November 2006 respectively.

董事局確定，將於二零零五年十一月八日舉行之來屆股東週年大會，不會提呈有關修改本公司之組織章程細則之決議案。下個財政年度與股東相關的重要日期，包括就宣布派發截至二零零六年六月三十日止年度之中期股息及末期股息而舉行的董事局會議的日期、以及股東週年大會日期，均會與本年度之有關日期相若，即分別約於二零零六年二月底/三月初、二零零六年八月底/九月初，以及二零零六年十一月舉行。

Major Group Properties
集團主要物業

A. Major Properties Under Development

At 30 June 2005

A. 主要發展中物業

於二零零五年六月三十日

Location 地點	Site Area (sq.m.) 地盤面積 (平方米)	Main Usage 主要用途	Total Gross Floor Area (sq.m.) 總樓面面積 (平方米)	Group's Attributable Interest (%) 集團應佔權益 (百分率)	Stage of Completion 施工階段	Expected Completion Date 預計落成日期
Hong Kong 香港						
MTR Tung Chung Station Development Package One, TCTL2 地鐵東涌站第一期物業發展，東涌市段2號	6,300	H	22,000	20	Superstructure 建築上蓋	2006
Blue Pool Road, IL 5747 藍塘道 內地段5747號	7,850	R	Pending Approval 審批中	53.1	Planning 計劃中	N/A 不適用
Shanghai 上海						
The Grand Gateway, 2228 Hua Shan Lu, Xujiahui, Xuhui District 港匯廣場 徐匯區徐家匯 華山路2228號	50,788	R	32,300	66.3	RT2 Superstructure 建築上蓋	2006
		S	19,200		Superstructure 建築上蓋	2005
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District 恒隆廣場 靜安區南京西路1266號	31,100	O	81,400	51.9	OT2 Superstructure 建築上蓋	2006
Tianjin 天津						
Heping District 和平區	44,277	C	135,000	53.1	Planning 計劃中	2009/10

C: Commercial
H: Hotel
O: Office
OT2: Office Tower 2
RT2: Residential Tower 2
R: Residential
S: Serviced Apartment

C: 商舖
H: 酒店
O: 寫字樓
OT2: 寫字樓第二座
RT2: 住宅大樓第二座
R: 住宅
S: 服務式寓所

B. Properties Completed for Sale

At 30 June 2005

B. 已建成待售物業

於二零零五年六月三十日

Location 地點	Main Usage 主要用途	Total Gross Floor Area (sq.m.) 總樓面面積 (平方米)	Group's Attributable Interest (%) 集團應佔權益 (百分率)	No. of Residential Units 住宅單位數目	No. of Carparking Spaces 車位數目
Hong Kong 香港					
The HarbourSide KIL 11080, 1 Austin Road West 君臨天下 柯士甸道西1號，九龍內地段11080號	R	106,805	53.1	877	614
AquaMarine NKIL 6338, 8 Sham Shing Road 碧海藍天 深盛路8號，新九龍內地段6338號	R C	52,772 * 22,350	47.7	801	516
Carmel-on-the-Hill KIL 11122, 9 Carmel Village Street 君逸山 迦密村街9號，九龍內地段11122號	R C	1,204 2,131	53.1	17	41
The Long Beach, 8 Hoi Fai Road, West Kowloon Reclamation, KIL 11152 浪澄灣 西九龍填海區，海輝道8號， 九龍內地段11152號	R C/O	131,300 20,200	53.1	1,829	305

* Under the original agreement, about 30% of the residential area was to be returned to the Government. A new agreement was later reached with the Government on the sharing of the net proceeds on property sales.

* 按原定協議，約三成住宅面積須交回政府。集團其後與政府就項目銷售後之淨收益分賬達成新協議。

C: Commercial
R: Residential
O: Office

C: 商鋪
R: 住宅
O: 寫字樓

C. Major Investment Properties

At 30 June 2005

C. 主要投資物業

於二零零五年六月三十日

Location 地點	Lease Expiry 地契屆滿年期	Gross Floor Area (sq.m.) 樓面面積(平方米) Commercial 商舖	Office/ Industrial 寫字樓/工業	Residential/ Apartment 住宅/寓所	No. of Carparking Spaces 車位數目
Hong Kong 香港					
Central and Admiralty 中環及金鐘					
Printing House, 6 Duddell Street, IL339 都爹利街6號印刷行，內地段339號	2848	1,709	5,980	–	–
Chekiang First Bank Centre, 1 Duddell Street, IL7310 都爹利街1號浙江第一銀行中心，內地段7310號	2848	–	9,007	–	–
Baskerville House, 22 Ice House Street, IL644 雪廠街22號樂成行，內地段644號	2880	1,473	3,379	–	–
Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103 德輔道中4-4A號渣打銀行大廈，海傍地段103號A段及B段	2854	4,814**	23,730 **	–	16
Queensway Plaza, 93 Queensway 金鐘道93號金鐘廊	2012	6,923	–	–	–
Causeway Bay and Wanchai 銅鑼灣及灣仔					
Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749 百德新街2-20號恒隆中心，內地段524號及749號	2864	8,613	22,161	–	126
Causeway Bay Properties – Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470 銅鑼灣物業 — 百德新街、厚誠街、記利佐治街、加寧街、京士頓街、告士打道，海傍地段231號及52號，內地段469號及470號	2842, 2864 & 2868	31,072	–	7,935	–

C. Major Investment Properties (Continued)　C. 主要投資物業(續)

Location 地點	Lease Expiry 地契屆滿年期	Gross Floor Area (sq.m.) 樓面面積(平方米) Commercial 商舖	Office/ Industrial 寫字樓/工業	Residential/ Apartment 住宅/寓所	No. of Carparking Spaces 車位數目
Causeway Bay and Wanchai (Continued) **銅鑼灣及灣仔(續)**					
Park Towers, 1 King's Road, IL8560 英皇道1號栢景臺, 內地段8560號	2060*	1,101	–	–	250
15/F-28/F, Shui On Centre, 6-8 Harbour Road, IL8633 港灣道6-8號, 瑞安中心15至28樓, 內地段8633號	2060*	–	16,722	–	42
Kornhill and Quarry Bay **康山及鰂魚涌**					
Kornhill Plaza, 1-2 Kornhill Road, IL8566 康山道1-2號康怡廣場, 內地段8566號	2059*	53,080	10,577	–	1,069
Grand Plaza Apartments, 2 Kornhill Road, IL8566 康山道2號康蘭居, 內地段8566號	2059*	–	–	35,275	–
Stanhope House, 734 King's Road, IL3507 英皇道734號樂基中心, 內地段3507號	2007*	1,051	26,720	–	70
The Peak and Mid-Levels **山頂及半山區**					
The Peak Galleria, 118 Peak Road, RBL3 山頂道118號山頂廣場, 市郊地段3號	2047	12,500	–	–	493
Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850 花園道花園臺2-3號第二座, 內地段896號及2850號	2078 & 2886	–	–	558	26
The Summit, 41C Stubbs Road, IL8870 司徒拔道41C號御峰, 內地段8870號	2047	–	–	15,225	54

C. Major Investment Properties (Continued) C. 主要投資物業(續)

Location 地點	Lease Expiry 地契屆滿年期	Gross Floor Area (sq.m.) 樓面面積(平方米) Commercial 商舖	Office/ Industrial 寫字樓/工業	Residential/ Apartment 住宅/寓所	No. of Carparking Spaces 車位數目
Hong Kong South 港島南區					
Burnside Estate, 9 South Bay Road, RBL994 南灣道9號濱景園，市郊地段994號	2072	–	–	9,212	89
Mongkok 旺角					
Argyle Centre, Phase I, 688 Nathan Road, KIL1262 彌敦道688號旺角中心第一期，九龍內地段1262號	2060	101	2,300	–	–
One Grand Tower, 627-641A Nathan Road, KIL10246 彌敦道627-641A號雅蘭中心一期，九龍內地段10246號	2060	19,276	22,637	–	40
Two Grand Tower, 625 Nathan Road, KIL10234 彌敦道625號雅蘭中心二期，九龍內地段10234號	2060	1,629	8,614	–	–
Hang Tung Building, 1112-1120 Canton Road, KIL9708 廣東道1112-1120號恒通大廈，九龍內地段9708號	2045*	–	–	–	955
Park-In Commercial Centre, 56 Dundas Street, KIL9590 登打士街56號栢裕商業中心，九龍內地段9590號	2044*	6,297	29,966	–	478
Tsimshatsui 尖沙咀					
Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026 堪富利士道8號格蘭中心，九龍內地段7725號及8026號	2038	3,688	7,198	–	–

Location 地點	Lease Expiry 地契屆滿年期	Gross Floor Area (sq.m.) 樓面面積(平方米) Commercial 商舖	Office/ Industrial 寫字樓/ 工業	Residential/ Apartment 住宅/寓所	No. of Carparking Spaces 車位數目
Tsimshatsui (Continued) 尖沙咀(續)					
Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132 彌敦道221B-E號恒福商業大廈，九龍內地段10619號及8132號	2037	2,443	3,892	–	–
Ngau Tau Kok and Kwun Tong 牛頭角及觀塘					
Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947 牛頭角道77號淘大商場，新九龍內地段53號、1482號、2660號及3947號	2047	44,951	–	–	620
Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744 牛頭角道7號淘大工業中心，新九龍內地段1744號	2047	–	8,589	–	–
Laguna Plaza, Cha Kwo Ling Road, NKIL6055 茶果嶺道麗港城商場，新九龍內地段6055號	2047	15,619	–	–	165
Cheung Sha Wan, Kwai Chung and Tsuen Wan 長沙灣、葵涌及荃灣					
Park Building, 476 Castle Peak Road, NKIL1761 青山道476號百佳大廈，新九龍內地段1761號	2047	397	13,109	–	–
CNT Group Building, 822 Lai Chi Kok Road, NKIL5568 荔枝角道822號北海集團大廈，新九龍內地段5568號	2047	–	9,004	–	73

C. Major Investment Properties (Continued)

C. 主要投資物業(續)

Location 地點	Lease Expiry 地契屆滿年期	Gross Floor Area (sq.m.) 樓面面積(平方米) Commercial 商舖	Office/Industrial 寫字樓/工業	Residential/Apartment 住宅/寓所	No. of Carparking Spaces 車位數目
Cheung Sha Wan, Kwai Chung and Tsuen Wan (Continued) **長沙灣、葵涌及荃灣(續)**					
9 Wing Hong Street, NKIL6229 永康街9號,新九龍內地段6229號	2047	–	35,223	–	95
Shops 1A1, 1A2, 5A, 6A & 6B, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4 荔景山道荔灣花園1A1、1A2、5A、6A及6B號商舖,測量約分4號地段3336號	2047	3,109	–	–	172
Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445 青山道443-451號紅A中心,丈量約分445號地段690號A段	2047	–	28,512	–	27
The Bay Bridge, 123 Castle Peak Road, Yau Kom Tau, TWTL356 油柑頭青山公路123號汀蘭居,荃灣市地段356號	2047	–	–	20,096	179
Shanghai **上海**					
The Grand Gateway Garden I, 2118 Hua Shan Lu, Xujiahui, Xuhui District 徐匯區 徐家匯華山路2118號港匯花園第一期	2063	–	–	32,300	–
The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District 徐匯區 徐家匯虹橋路1號港匯廣場	2043	101,924	67,200	–	1,267
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District 靜安區 南京西路1266號恒隆廣場	2044	51,700	78,200	–	494

* With an option to renew for a further term of 75 years

** The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

* 可續期七十五年

** 集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入,其餘樓面之收租權益將於二零一二年交回本集團。

Corporate Information
公司資料

Directors

Ronnie C. Chan *(Chairman)*
S.S. Yin* *(Vice Chairman)*
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan#
Laura L.Y. Chen*
H.K. Cheng*, *GBS, OBE, JP*
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip* *CBE, JP*
York Liao*, *SBS, JP*
Terry S. Ng *(Executive Director)*

\# *Non-Executive Director*
* *Independent Non-Executive Director*

董事

陳啟宗 *(主席)*
殷尚賢* *(副主席)*
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡*
鄭漢鈞* *金紫荊星章、OBE、太平紳士*
何世良 *(執行董事)*
葉錫安* *CBE、太平紳士*
廖約克* *銀紫荊星章、太平紳士*
吳士元 *(執行董事)*

\# *非執行董事*
* *獨立非執行董事*

Audit Committee

Simon S.O. Ip *CBE, JP (Chairman)*
Laura L.Y. Chen
H.K. Cheng, *GBS, OBE, JP*
York Liao, *SBS, JP*

審核委員會

葉錫安 *CBE、太平紳士 (主席)*
陳樂怡
鄭漢鈞 *金紫荊星章、OBE、太平紳士*
廖約克 *銀紫荊星章、太平紳士*

Nomination and Remuneration Committee

H.K. Cheng, *GBS, OBE, JP (Chairman)*
Laura L.Y. Chen
Simon S.O. Ip *CBE, JP*
York Liao, *SBS, JP*

提名及薪酬委員會

鄭漢鈞 *金紫荊星章、OBE、太平紳士 (主席)*
陳樂怡
葉錫安 *CBE、太平紳士*
廖約克 *銀紫荊星章、太平紳士*

Authorised Representatives

Terry S. Ng
Robin S.W. Ching

授權代表

吳士元
程式榮

Company Secretary

Robin S.W. Ching

公司秘書

程式榮

Qualified Accountant

Estella Y.K. Ng

合資格會計師

伍綺琴

Registered Office

28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

註冊辦事處

香港中環德輔道中四號
渣打銀行大廈二十八樓
電話 : 2879 0111
傳真 : 2868 6086

Internet Address

Website : http://www.hanglung.com
Email address : HLGroup@hanglung.com

互聯網網址

網址 : http://www.hanglung.com
電郵地址 : HLGroup@hanglung.com

Auditors

KPMG
Certified Public Accountants

核數師

畢馬威會計師事務所
執業會計師

Report of the Directors
董事局報告

The directors have pleasure in submitting their report together with the audited financial statements for the year ended 30 June 2005.

董事欣然提呈截至二零零五年六月三十日止年度其報告及已審核財務報表以供省覽。

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property development for sales and leasing, property investment for rental income, and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of dry-cleaning.

An analysis of the Group's turnover and trading results by business and geographical segments during the financial year is set out in Note 2 on the Accounts.

主要業務

本公司之主要業務為控股投資，並透過其附屬公司發展物業以供銷售及租賃，投資物業以供收租以及其他投資。本集團其他業務包括停車場管理及物業管理，並透過合營公司經營乾洗服務。

財政年度內按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their places of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 31 and 32 on the Accounts.

主要附屬公司及合營公司

主要附屬公司及合營公司，其營業及註冊地點、已發行股本/註冊資本等資料載於賬項附註第三十一及三十二項內。

Financial Results

The profit of the Group for the year ended 30 June 2005, and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 74 to 127.

業績

本集團截至二零零五年六月三十日止年度之溢利以及本公司及本集團於該日之財務狀況載於第七十四至一百二十七頁之財務報表內。

Ten-year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 128 and 129 of the annual report.

十年財務概覽

本集團過去十個財政年度之業績、資產及負債概要載於本年報第一百二十八及一百二十九頁內。

Dividends

The directors now recommend a final dividend of 40 cents per share which, together with the interim dividend of 14.5 cents per share paid on 22 April 2005, makes a total of 54.5 cents per share in respect of the year ended 30 June 2005. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 8 November 2005, will be paid on 25 November 2005 to shareholders whose names appear on the Register of Members on 4 November 2005.

股息

董事現建議派發末期股息每股四角，連同於二零零五年四月二十二日已派發之中期股息每股一角四仙半，截至二零零五年六月三十日止年度之全年派息將合共為每股五角四仙半。擬派發之末期股息倘於二零零五年十一月八日舉行之股東週年大會中獲股東通過，將於二零零五年十一月二十五日派發予二零零五年十一月四日名列股東名冊之股東。

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

主要供應商及客戶

年內本集團向五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團總購貨額及總營業額或銷售額百分之三十。

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 23 on the Accounts.

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十三項內。

Donations

Donations made by the Group during the year amounted to HK$9.6 million (2004: HK$6.3 million).

捐款

年內本集團之捐款為港幣九百六十萬元(二零零四年：港幣六百三十萬元)。

Fixed Assets

Details of movements in fixed assets during the year are set out in Note 10 on the Accounts.

固定資產

年內固定資產之變動詳情載於賬項附註第十項內。

Bank Loans

Particulars of bank loans of the Group as at 30 June 2005 are set out in Note 18 on the Accounts.

銀行貸款

本集團於二零零五年六月三十日之銀行貸款情況載於賬項附註第十八項內。

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$20.2 million (2004: HK$127.2 million).

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣二千零二十萬元(二零零四年：港幣一億二千七百二十萬元)。

Major Group Properties

Details of major properties of the Group as at 30 June 2005 are set out on pages 56 to 62 of the annual report.

集團主要物業

於二零零五年六月三十日本集團主要物業之詳情載於本年報第五十六至六十二頁內。

Share Capital

During the year, the issued and fully paid share capital was increased by the issue of 619,500 (2004: 2,898,000) shares as a result of the exercise of share options under the Company's share option schemes. Details of movements in share capital of the Company during the year are set out in Note 22 on the Accounts.

股本

於本年度內，由於根據本公司股份期權計劃行使股份期權而發行股份，已發行及繳足股本因而增加六十一萬九千五百股(二零零四年：二百八十九萬八千股)。年內本公司股本之變動詳情載於賬項附註第二十二項內。

Share Capital of the Company's Listed Subsidiary

During the year, 17,235 (2004: 37,285) convertible cumulative preference shares of the Company's listed subsidiary, Hang Lung Properties Limited ("HLPL"), were converted, which resulted in the issue of 13,202,010 (2004: 28,560,310) ordinary shares of HLPL.

The issued and fully paid ordinary share capital of HLPL was further increased during the year by an issue of 50,000 (2004: Nil) ordinary shares as a result of the exercise of share options under HLPL's share option scheme.

Directors

The directors of the Company as at the date of this report are listed on page 63 and their brief biographical details are set out on pages 37 to 40 of the annual report. Details of their remuneration are set out in Note 5 on the Accounts.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Gerald L. Chan, Mr. Ronnie C. Chan and Mr. Nelson W.L. Yuen retire from the Board by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Service Contracts

The appointments of non-executive director and independent non-executive directors are for specific terms (not exceeding 3 years) which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association. The executive directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

本公司之上市附屬公司之股本

於本年度內，一萬七千二百三十五股（二零零四年：三萬七千二百八十五股）本公司之上市附屬公司恒隆地產有限公司（「恒隆地產」）之可換股累積優先股轉換為普通股股份，因而發行一千三百二十萬二千零一十股（二零零四年：二千八百五十六萬零三百一十股）恒隆地產之普通股股份。

由於行使恒隆地產股份期權計劃的股份期權，年內已發行及繳足股本因而再增加發行五萬股（二零零四年：無）普通股股份。

董事

於本報告日之本公司董事芳名載於本年報第六十三頁內，而彼等之簡歷則載於第三十七至四十頁內。彼等之薪酬詳情載於賬項附註第五項內。

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，陳樂宗先生、陳啟宗先生及袁偉良先生輪值告退，惟願膺選連任。

董事之服務合約

非執行董事及獨立非執行董事之任職屆滿日期（不超過三年）與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。執行董事概無與本公司訂立一年內倘終止則須作出賠償（法定賠償除外）之服務合約。

擬於將舉行之週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立於一年內倘終止則須作出賠償（法定賠償除外）之服務合約。

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party, and in which a Director of the Company was materially interested, whether directly or indirectly, subsisted at any time during the year or at the end of the year.

董事之合約權益

於年內任何時間或年結日，概無任何董事在本公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

Directors' Interests in Competing Business

During the year, no Director has been interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business, which is required to be disclosed pursuant to the Listing Rules.

董事之競爭業務權益

年內，概無任何董事在與本公司業務直接或間接出現競爭或可能出現競爭之業務（本公司業務除外）中擁有任何根據上市規則須予披露的權益。

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2005, the Directors and their associates had the following interests in the shares and underlying shares of the Company and its associated corporations which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance ("SFO") or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein:

董事於股份、相關股份及債權證之權益及淡倉

根據證券及期貨條例（「證券條例」）第XV部或根據上市公司董事進行證券交易的標準守規須知會本公司及香港聯合交易所有限公司，或根據證券條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零五年六月三十日持有本公司及其相聯法團之股份及相關股份之權益如下：

Name of Directors 董事姓名	The Company 本公司 — Shares of HK$1.00 each 每股面值港幣一元之股份 — Interests in Shares 股份權益	% of Issued Capital 已發行股本之百分率	Share Options *(Note 1)*# 股份期權 *(附註1)*# — No. of Shares 股份數目	Hang Lung Properties Limited 恒隆地產有限公司 — Ordinary Shares of HK$1.00 each 每股面值港幣一元之普通股股份 — Interests in Shares 股份權益	% of Issued Capital 已發行股本之百分率	Share Options *(Note 2)*# 股份期權 *(附註2)*# — No. of Shares 股份數目
Ronnie C. Chan 陳啟宗	–	–	5,090,000	–	–	5,090,000
S.S. Yin 殷尚賢	–	–	–	–	–	–
Nelson W.L. Yuen 袁偉良	–	–	5,500,000	–	–	7,126,000
Gerald L. Chan 陳樂宗	–	–	–	–	–	–
Laura L.Y. Chen 陳樂怡	–	–	–	–	–	–
H.K. Cheng 鄭漢鈞	–	–	–	–	–	–
Wilfred S.L. Ho 何世良	–	–	2,638,000	–	–	3,239,000
Simon S.O. Ip 葉錫安	–	–	–	–	–	–
York Liao 廖約克	–	–	–	–	–	–
Terry S. Ng 吳士元	–	–	2,638,000	–	–	3,239,000

not yet exercised

尚未行使

Notes:

附註：

1.

Name of Directors 董事姓名	No. of Option Shares 股份期權股數	Date Granted 授出日期	Exercise Price Per Share (HK$) 每股行使價(港幣)	Period during which options exercisable 股份期權行使期
Ronnie C. Chan 陳啟宗	5,090,000	20 May 2004 二零零四年五月二十日	$9.45	20 May 2005 to 19 May 2014* 二零零五年五月二十日至二零一四年五月十九日
Nelson W.L. Yuen 袁偉良	2,500,000	24 February 2000 二零零零年二月二十四日	$6.12	24 February 2001+ to 23 February 2010 二零零一年二月二十四日至二零一零年二月二十三日
	3,000,000	20 May 2004 二零零四年五月二十日	$9.45	20 May 2005 to 19 May 2014* 二零零五年五月二十日至二零一四年五月十九日
Wilfred S.L. Ho 何世良	1,250,000	24 February 2000 二零零零年二月二十四日	$6.12	24 February 2001+ to 23 February 2010 二零零一年二月二十四日至二零一零年二月二十三日
	1,388,000	20 May 2004 二零零四年五月二十日	$9.45	20 May 2005 to 19 May 2014* 二零零五年五月二十日至二零一四年五月十九日
Terry S. Ng 吳士元	1,250,000	1 November 2001 二零零一年十一月一日	$5.87	1 November 2002# to 31 October 2011 二零零二年十一月一日至二零一一年十月三十一日
	1,388,000	20 May 2004 二零零四年五月二十日	$9.45	20 May 2005 to 19 May 2014* 二零零五年五月二十日至二零一四年五月十九日

* These share options were granted to the named directors under the Share Option Scheme of the Company, exercisable in 4 tranches, i.e. the first 25% from 20 May 2005, the second 25% from 20 May 2006, the third 25% from 20 May 2007 and the balance 25% from 20 May 2008 , all expiring on 19 May 2014.

* 該等股份期權乃根據本公司之股份期權計劃授予上述董事。有關期權可分四期行使，即：於二零零五年五月二十日起可行使第一個百分之二十五，二零零六年五月二十日起可行使第二個百分之二十五，二零零七年五月二十日起可行使第三個百分之二十五以及二零零八年五月二十日起可行使餘下之百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

\+ These share options were granted to the named directors under the Share Option Scheme of the Company, all of which are now exercisable until 23 February 2010.

\+ 該等股份期權乃根據本公司之股份期權計劃授予上述董事。全部期權可由現時起至二零一零年二月二十三日前行使。

\# This share option was granted to the named director under the Share Option Scheme of the Company, which is now exercisable until 31 October 2011.

\# 該股份期權乃根據本公司之股份期權計劃授予上述董事。有關期權可由現時起至二零一一年十月三十一日前行使。

2. These share options were granted to the named directors on 20 May 2004 under the Share Option Scheme of Hang Lung Properties Limited at exercise price of $9.20 per share, exercisable in 4 tranches, i.e. the first 25% from 20 May 2005, the second 25% from 20 May 2006, the third 25% from 20 May 2007 and the balance 25% from 20 May 2008 , all expiring on 19 May 2014.

2. 根據恒隆地產有限公司之股份期權計劃，上述董事於二零零四年五月二十日獲授該等股份期權，行使價為每股9.20元，可分四期行使，即：於二零零五年五月二十日起可行使第一個百分之二十五；二零零六年五月二十日起可行使第二個百分之二十五；二零零七年五月二十日起可行使第三個百分之二十五以及二零零八年五月二十日起可行使餘下之百分之二十五；而全部股份期權之行使期將於二零一四年五月十九日屆滿。

Save as disclosed above, none of the directors of the Company, nor any of their associates, had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation.

除以上所披露外，並無本公司董事或彼等之任何聯繫人持有本公司或任何相聯法團之股份、相關股份或債權證中之權益或淡倉。

Other than as stated above, at no time during the year was the Company, nor any of their subsidiaries a party to any arrangement to enable the Directors of the Company (including their spouses and children under 18 years of age) to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

除以上所述外，於年內任何時間，本公司或其任何附屬公司概無作出任何安排使本公司董事(包括彼等之配偶及未滿十八歲之子女)可藉購入本公司或任何其他機構之股份或債權證而獲益。

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

主要股東及其他人士於股份及相關股份之權益及淡倉

As at 30 June 2005, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the SFO) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

根據證券條例第三百三十六條規定須予備存之登記冊所記錄，主要股東及依據證券條例第XV部須披露其權益之其他人士於二零零五年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

(a) Interests in Shares

(a) 股份權益

Name 名稱	No. of Shares Held 持有股份數目	% of Issued Capital 已發行股本之百分率
CHAN TAN Ching Fen 陳譚慶芬	493,463,580 *(Note 1)* *(附註1)*	37.15
Cole Limited	493,463,580 *(Note 1)* *(附註1)*	37.15
Kingswick Investment Limited	93,000,000 *(Note 2)* *(附註2)*	7.00
The Capital Group Companies, Inc.	78,226,000	5.89

Notes:

1. These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder.
2. The 93,000,000 shares held by Kingswick Investment Limited were included in the above-mentioned number of 493,463,580 shares held by Ms. CHAN TAN Ching Fen/Cole Limited.

附註：

1. 此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。
2. Kingswick Investment Limited 所持有之九千三百萬股股份已包括在上述陳譚慶芬女士/Cole Limited所持有之四億九千三百四十六萬三千五百八十股股份之數目內。

(b) **Short Positions in Shares and Underlying Shares**

Save as disclosed in paragraph (a) above, no other interest required to be recorded in the register kept under Section 336 of the SFO has been notified to the Company.

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in Note 28 on the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Management Contracts

No contract for the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Robin S.W. Ching
Secretary

Hong Kong, 31 August 2005

(b) **股份及相關股份之淡倉**

除以上(a)段所披露者外，根據證券條例第三百三十六條規定須予備存之登記冊所記錄，並無已知會本公司之其他權益。

關連人士交易

在日常業務中進行的重大關連人士交易詳情載於賬項附註第二十八項內。該等關連人士交易並不構成上市規則界定的須予披露關連交易。

管理合約

年內本公司並無就本公司全部或任何主要業務訂立或現存任何管理及行政合約。

購回、出售或贖回上市證券

年內本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

足夠公眾持股量

截至本年報日期，根據本公司可以得悉而本公司董事亦知悉之公開資料，本公司已維持上市規則訂明之公眾持股量。

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命

秘書
程式榮謹啟

香港，二零零五年八月三十一日

Report of the Auditors
核數師報告書



To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 74 to 127 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 31 August 2005

致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第七十四至一百二十七頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項提出獨立意見,並按照香港《公司條例》第一百四十一條的規定,僅向整體股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的賬項均真實與公允地反映　貴公司及　貴集團於二零零五年六月三十日的財政狀況和　貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零五年八月三十一日

Contents
目錄

Consolidated Income Statement
綜合收益表

For the year ended 30 June 2005 (Expressed in Hong Kong dollars)	截至二零零五年六月三十日止年度 (以港幣為單位)	Note 附註	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Turnover	營業額	2(a)	7,472.2	5,449.3
Other income	其他收入	3	600.6	354.6
Direct costs and operating expenses	直接成本及營業費用		(3,843.1)	(2,824.7)
Administrative expenses	行政費用		(175.1)	(181.7)
Profit from operations before finance costs	未計財務費用前之營業溢利		4,054.6	2,797.5
Finance costs	財務費用	4	(276.3)	(235.4)
Operating profit	營業溢利	4	3,778.3	2,562.1
Increase in fair value of investment properties	投資物業公平值增加	10	6,290.3	3,411.5
Share of results of jointly controlled entities	應佔合營公司業績		143.0	70.3
Profit before taxation	除稅前溢利	2(a)	10,211.6	6,043.9
Taxation	稅項	6	(1,929.3)	(1,316.0)
Profit after taxation	除稅後溢利		8,282.3	4,727.9
Minority interests	少數股東權益		(3,604.8)	(2,184.3)
Net profit attributable to shareholders	股東應佔純利	23	4,677.5	2,543.6
Dividends	股息	8	724.2	637.3
Earnings per share	**每股盈利**	9		
Basic	**基本**		352.2¢	191.7¢
Diluted	**攤薄**		350.0¢	191.3¢
Earnings per share excluding changes in fair value of investment properties net of deferred tax	每股盈利 (不包括扣除遞延稅項後之投資物業公平值變動)	9(d)		
Basic	基本		143.3¢	74.4¢
Diluted	攤薄		142.4¢	74.2¢

The annexed notes form part of these accounts.　　賬項附註乃本賬項之一部分。

Balance Sheets
資產負債表

At 30 June 2005 (Expressed in Hong Kong dollars)	於二零零五年六月三十日 (以港幣為單位)	Note 附註	Group 集團 2005 $Million 百萬元	 2004 $Million 百萬元 (restated) (重列)	Company 公司 2005 $Million 百萬元	 2004 $Million 百萬元
Non-current assets	非流動資產					
Fixed assets	固定資產	10	**41,730.6**	34,570.3	**–**	–
Interest in subsidiaries	附屬公司權益	11	**–**	–	**11,807.5**	12,390.5
Interest in jointly controlled entities	合營公司權益	12	**1,244.4**	1,272.0	**4.1**	3.9
Loans and investments	貸款及投資	13	**148.0**	183.7	**–**	–
			43,123.0	36,026.0	**11,811.6**	12,394.4
Current assets	流動資產					
Inventories	存貨	14	**10,757.3**	12,096.3	**–**	–
Trade and other receivables	應收賬款及其他應收款	15	**995.5**	1,922.7	**0.2**	0.2
Cash and deposits with banks	現金及銀行存款	24(b)	**3,733.8**	1,959.4	**0.2**	0.4
			15,486.6	15,978.4	**0.4**	0.6
Current liabilities	流動負債					
Trade and other payables	應付賬款及其他應付款	16	**2,034.8**	2,772.2	**34.5**	5.1
Floating rate notes due 2004	於二零零四年到期贖回之浮息票據		**–**	540.0	**–**	–
Taxation	稅項	17(a)	**625.7**	603.4	**–**	–
			2,660.5	3,915.6	**34.5**	5.1
Net current assets/(liabilities)	流動資產/(負債)淨值		**12,826.1**	12,062.8	**(34.1)**	(4.5)
Total assets less current liabilities	資產減流動負債總值		**55,949.1**	48,088.8	**11,777.5**	12,389.9
Non-current liabilities	非流動負債					
Bank loans	銀行貸款	18	**6,397.1**	11,319.3	**–**	–
Floating rate notes due 2009	於二零零九年到期贖回之浮息票據	19	**1,500.0**	–	**–**	–
Other long term liabilities	其他長期負債	20	**761.0**	824.6	**–**	–
Deferred taxation	遞延稅項	17(b)	**2,969.9**	1,478.4	**–**	–
			11,628.0	13,622.3	**–**	–
Minority interests	少數股東權益		**21,482.5**	15,638.0	**–**	–
NET ASSETS	**資產淨值**		**22,838.6**	18,828.5	**11,777.5**	12,389.9
CAPITAL AND RESERVES	**資本及儲備**					
Share capital	股本	22	**1,328.1**	1,327.5	**1,328.1**	1,327.5
Reserves	儲備	23	**21,510.5**	17,501.0	**10,449.4**	11,062.4
Shareholders' funds	股東權益		**22,838.6**	18,828.5	**11,777.5**	12,389.9

Nelson W. L. Yuen **袁偉良**
Managing Director *董事總經理*

Terry S. Ng **吳士元**
Executive Director *執行董事*

The annexed notes form part of these accounts.

賬項附註乃本賬項之一部分。

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 30 June 2005 (Expressed in Hong Kong dollars)	截至二零零五年六月三十日止年度 (以港幣為單位)	Note 附註	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Total equity at 1 July	於七月一日之總權益			
– as previously reported	– 上年度報告		**19,153.8**	16,888.2
– prior period adjustments arising from change in accounting policies	– 因會計政策變動所產生之前期調整	1(b)	(325.3)	(34.3)
– as restated	– 重列		**18,828.5**	16,853.9
Reserve realised on disposal of property	出售物業所變現之儲備	23	–	(2.1)
Exchange losses on translation of subsidiaries	換算附屬公司賬項產生之匯兑虧損	23	(0.6)	(0.8)
Net losses not recognised in the consolidated income statement	未計入綜合收益表之淨虧損		(0.6)	(2.9)
Net profit for the year	本年度純利		**4,677.5**	
– as previously reported	– 上年度報告			986.6
– prior period adjustments arising from change in accounting policies	– 因會計政策變動所產生之前期調整			1,557.0
– as restated	– 重列			2,543.6
Final dividend in respect of previous year	去年度末期股息		(478.0)	(424.6)
Interim dividend in respect of current year	本年度中期股息		(192.6)	(159.3)
Exercise of share options	股份期權被行使		3.8	17.8
Total equity at 30 June	於六月三十日之總權益		**22,838.6**	18,828.5

The annexed notes form part of these accounts. 賬項附註乃本賬項之一部分。

Consolidated Cash Flow Statement
綜合現金流量表

For the year ended 30 June 2005 (Expressed in Hong Kong dollars)	截至二零零五年六月三十日止年度 (以港幣為單位)	Note 附註	2005 $Million 百萬元	2005 $Million 百萬元	2004 $Million 百萬元	2004 $Million 百萬元
Operating activities	經營活動					
Cash generated from operations	來自經營業務之現金	24 (a)	5,650.3		945.8	
Tax paid	已付稅項					
Hong Kong profits tax paid	已付香港利得稅		(380.7)		(230.6)	
PRC income tax paid	已付中國所得稅		(9.7)		–	
Net cash generated from operating activities	來自經營活動之現金淨額			5,259.9		715.2
Investing activities	投資活動					
Purchase of fixed assets	購買固定資產付款		(1,326.9)		(462.5)	
Disposal of fixed assets	出售固定資產所得款項		–		857.2	
Interest received	已收利息		115.8		20.3	
Dividends received from jointly controlled entities	已收合營公司股息		24.0		24.2	
Purchase of investments	購買投資項目付款		(11.8)		(4.3)	
Disposal of investments	出售投資項目所得款項		1.7		242.5	
Net repayment of advances from unlisted investments	非上市投資項目償還貸款淨額		2.1		1.9	
Repayment from jointly controlled entities	合營公司還款		121.5		111.8	
Advances to jointly controlled entities	貸款予合營公司		–		(2.2)	
Increase in investment in subsidiaries	增加於附屬公司之投資		–		(774.4)	
Increase in bank deposits	銀行存款增加		(699.5)		–	
Net cash (used in)/generated from investing activities	(用於)／來自投資活動之現金淨額			(1,773.1)		14.5
Financing activities	融資活動					
Proceeds from new bank loans	新增銀行貸款所得款項		7,904.0		2,511.7	
Repayment of bank loans	償還銀行貸款		(12,817.2)		(944.6)	
Proceeds from issue of floating rate notes	發行浮息票據所得款項		1,500.0		–	
Repayment of floating rate notes	償還浮息票據		(540.0)		–	
Interest and other ancillary borrowing costs paid	利息及其他輔助借貸支出		(249.2)		(310.4)	
Finance lease charges paid	已付融資租約費用		(51.6)		(55.1)	
Dividends paid	已付股息		(670.6)		(583.9)	
Dividends paid to minority shareholders	已付少數股東股息		(780.6)		(515.5)	
Proceeds received from placement	配售所得款項		4,347.0		–	
Exercise of share options	股份期權被行使所得款項		3.8		17.8	
Repayment to minority shareholders	償還予少數股東		(1,002.5)		(514.6)	
Redemption of convertible bonds	贖回可換股債券		–		(12.0)	
Capital element of finance lease	已付融資租約之資本部份		(55.0)		(47.2)	
Net cash used in financing activities	用於融資活動現金淨額			(2,411.9)		(453.8)
Increase in cash and cash equivalents	現金及現金等價物之增加			1,074.9		275.9
Cash and cash equivalents at 1 July	於七月一日之現金及現金等價物			1,959.4		1,683.5
Cash and cash equivalents at 30 June	於六月三十日之現金及現金等價物	24 (b)		3,034.3		1,959.4

The annexed notes form part of these accounts.

賬項附註乃本賬項之一部分。

Notes on the Accounts
賬項附註

(Expressed in Hong Kong dollars)

(以港幣為單位)

1 Principal Accounting Policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in the accounting policy set out below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively, "HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has adopted in advance the following new HKFRSs in the preparation of the accounts for the year ended 30 June 2005:

Hong Kong Accounting Standard 40 ("HKAS 40")
— Investment Property
Hong Kong (SIC) Interpretation 21
("HKSIC-Int 21")
— Income Taxes — Recovery of Revalued Non-Depreciable Assets

In prior years, surpluses or deficits arising on the annual revaluation of the Group's investment properties to open market value at the balance sheet date were dealt with in the investment properties revaluation reserves. Investment properties with an unexpired lease term of 20 years or less were stated at amortised cost. Deferred tax was provided on the basis that the carrying amounts of investment properties would be recovered through disposal of the properties and calculated at the applicable rate for sale of properties.

1 主要會計政策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

(乙) 賬項編製基準

正如下文會計政策所解釋，除投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

香港會計師公會已發出多項新訂及經修訂香港財務報告準則、香港會計準則及詮譯(統稱「香港財務報告準則」)，並於二零零五年一月一日或之後開始之會計期間生效。

本集團已於編製截至二零零五年六月三十日止年度之賬目提早採納下列新訂香港財務報告準則：

《香港會計準則》第四十號(「HKAS 40」)
—投資物業
《香港註釋常務委員會詮釋》
第二十一號(「HKSIC-Int 21」)
—所得稅—收回經重估之不可折舊資產

於過往年度，本集團投資物業於每年結算日按公開市場價值重估之盈餘或減值於投資物業重估儲備處理。未到期租期為二十年或以下之投資物業按攤銷成本列賬。遞延稅項按投資物業將透過出售物業收回其賬面值之基準撥備，並按出售物業之適用稅率計算。

1 Principal Accounting Policies (Continued)

(b) Basis of preparation of the accounts (Continued)

Following the adoption of the new HKAS 40, all investment properties are stated at fair value and any changes in fair value of the Group's investment properties are recognised in the consolidated income statement. With the introduction of HKSIC-Int 21, deferred tax is provided on the basis that the carrying amounts of investment properties will be recovered through use and calculated at applicable profits tax rates.

As a result of the adoption of HKAS 40, the Group's net profit attributable to shareholders has increased by $3,250.2 million (2004: $1,853.2 million) and the net assets as at the year end has increased by $68.4 million (2004: $73.7 million). The adoption of HKSIC-Int 21 has decreased the Group's net profit attributable to shareholders by $469.8 million (2004: $296.2 million) and decreased the net assets as at the year end by $868.8 million (2004: $399.0 million).

These changes in accounting policies have been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity and note 23 of the accounts.

The Group is continuing its assessment of the impact of other new HKFRSs in the period of initial application and has so far concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Group Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

1 主要會計政策(續)

(乙) 賬項編製基準(續)

採納新訂HKAS 40後，所有投資物業按公平值列賬，而本集團投資物業之公平值變動於綜合收益表確認。引入HKSIC-Int 21後，遞延稅項按投資物業將透過使用物業時收回其賬面值之基準撥備，並按適用利得稅稅率計算。

由於採納HKAS 40，本集團股東應佔純利增加三十二億五千零二十萬元(二零零四年：十八億五千三百二十萬元)及於年底之淨資產增加六千八百四十萬元(二零零四年：七千三百七十萬元)。採納HKSIC-Int 21後，本集團股東應佔純利減少四億六千九百八十萬元(二零零四年：二億九千六百二十萬元)及於年底之淨資產減少八億六千八百八十萬元(二零零四年：三億九千九百萬元)。

該等會計政策變動已與保留溢利及儲備之期初結餘一併追溯採用，而比較資料已就有關過往期間之款額作出調整，並於綜合權益變動表及附註23披露。

本集團持續評估當採用其他新訂香港財務報告準則之影響，至今總結採用該等準則並沒有對本集團經營業績及財務狀況造成重大影響。

(丙) 綜合賬目之編製基準

本綜合賬目包括恒隆集團有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬內抵銷。

1 Principal Accounting Policies (Continued)

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

1 主要會計政策(續)

(丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

在本公司之資產負債表內，附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(戊) 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公允價值之差額。

1 Principal Accounting Policies (Continued)

(f) Goodwill (Continued)

Goodwill arising on new acquisitions effective from 1 July 2001 is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) Investments in securities

Investments in securities intended to be held on a continuing basis, for an identified long term purpose which are not investments in subsidiaries and jointly controlled entities, are classified under non-current assets and are carried at cost less provision for diminution in value which is other than temporary as considered by the directors by reference to the fair values. Results of these investments are recognised only to the extent of dividends and interests received and receivable. Any such provisions are recognised as an expense in the income statement.

All other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the income statement.

1 主要會計政策(續)

(己) 商譽(續)

由二零零一年七月一日起，本集團把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公允價值)按可折舊或攤銷之非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公允價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用《會計實務準則》第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) 證券投資項目

按界定之長線目標並擬持續持有但非屬於附屬公司及合營公司投資證券之投資項目，均列為非流動資產，並按成本值減董事參照其公允價值後認為需要作出之非暫時性減值準備列賬。此等投資之業績乃按已收及應收之股息及利息確認入賬。任何有關之準備均在收益表內確認為開支。

所有其他投資之公允價值在資產負債表內列賬。公允價值之變動已計入收益表內。

1 Principal Accounting Policies (Continued)

(h) Properties

1. Investment properties

Investment properties are those which are held either to earn rental income or for capital appreciation or for both. They are stated at fair value, representing the amount for which an asset could be exchanged between knowledgeable, willing parties in arm's length transaction, assessed by external qualified valuers. Any changes in fair values are recognised in the income statement. A property interest under an operating lease which is held for the above purposes is classified and accounted for as an investment property.

2. Investment properties under development

Property that is being constructed or developed for future use as investment property is classified as investment property under development and stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. When the construction or development is complete, it is reclassified and subsequently accounted for as investment property. At the date of transfer, the difference between fair value and cost is recorded in the consolidated income statement.

3. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

4. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

1 主要會計政策(續)

(辛) 物業

1. 投資物業

投資物業是持有用作賺取租金收益或資本增值(或兩者皆是)的物業。投資物業以公平值列賬，即各方於知情且自願並按公平交易之原則下就一項資產進行交易之款額，並由外界合資格估值師評估。公平值之任何變動於收益表確認。持作上述用途的營業租約物業權益按投資物業分類及列賬。

2. 發展中投資物業

興建或發展中用作日後投資物業的物業列作發展中投資物業，並按成本(包括資本化之借貸支出(如有)及專業服務費)減任何減值虧損列賬。當工程或發展完成時，物業會重新分類，並於其後按投資物業列賬。於轉讓當日，公平值與成本的差額於綜合收益表列賬。

3. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

4. 待售已建成物業

待售已建成物業皆列入流動資產，並以成本值及可變現淨值之較低者入賬。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

1 Principal Accounting Policies (Continued)

(h) Properties (Continued)

4. Completed properties for sale (Continued)

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

(i) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy as set out below.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies as set out below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out below.

1 主要會計政策(續)

(辛) 物業(續)

4. 待售已建成物業(續)

物業出售時，該等物業之賬面值乃於有關收入之確認期內確認為開支。物業之任何減值至可變現淨值均於減值期內確認為開支。倘若可變現淨值增加導致已作出之任何減值出現逆轉時，則於增值期內扣減同期的確認開支。

(壬) 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. 租賃資產

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公允價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若水平。減值虧損(如有)乃按下文會計政策計算。

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策所述之本集團收入確認政策作出確認。

1 Principal Accounting Policies (Continued)

(j) Depreciation

1. Investment properties

No depreciation is provided for investment properties and investment properties under development.

2. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4-20 years
Motor vehicles	5 years

(k) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(l) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

1 主要會計政策(續)

(癸) 折舊

1. 投資物業

投資物業及發展中投資物業毋須提撥折舊準備。

2. 其他固定資產

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撤銷其成本值：

契約土地	地契尚餘年期
樓宇	五十年或地契尚餘年期(取較短者)
傢俬及設備	四至二十年
車輛	五年

(子) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

撥回減值虧損僅限於在過往年度確認且並無減值虧損的資產賬面值。減值虧損乃於撥回確認的年度於收益表入賬。

(丑) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生期間在收益表列支。

1 Principal Accounting Policies (Continued)

(m) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(n) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Sale of properties

Revenue from sale of properties is recognised upon the signing of sale and purchase agreements. Revenue from pre-sale of properties under development is recognised by reference to the degree of completion of the development and the terms of payment for properties pre-sold, with due allowance for contingencies where appropriate in respect of contracts entered into before 1 January 2005, while the completion method is adopted for contracts entered into on or after 1 January 2005 pursuant to Hong Kong Interpretation 3 "Revenue - Pre-completion Contracts for the Sale of Development Properties" issued by the HKICPA. The adoption of the above has no impact to the consolidated accounts of the Group for the year ended 30 June 2005.

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

1 主要會計政策(續)

(寅) 撥備及或然負債

倘若本公司或本集團須就過往事件承擔法律或推定責任，而且履行責任可能涉及經濟效益的流出，並可作出可靠的估計，則需就未能確定時間或數額的負債確認撥備。

倘若不大可能涉及經濟效益流出，或無法對有關數額作出可靠估計，則會將責任披露為或然負債，惟倘若流出經濟效益的可能性極低則除外。

(卯) 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. 銷售物業

物業之銷售收入乃於簽訂買賣合約時確認，而預售發展中物業之收入則按二零零五年一月一日前訂立的合約中有關物業之建築完成比率、預售之付款方式及其他適用之或然預備作參考，而完成方式則根據香港會計師公會發出的香港詮釋第3號「收益 — 出售發展物業之未完成合約」於二零零五年一月一日或之後訂立的合約採納。採納上述條文對本集團截至二零零五年六月三十日止年度的綜合賬目並無影響。

2. 租金收入

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

3. 利息收入

銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

1 Principal Accounting Policies (Continued)

(n) Revenue recognition (Continued)

4. Dividends

Dividends are recognised when the right to receive payment is established.

(o) Taxation

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income and the initial recognition of assets and liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

1 主要會計政策（續）

（卯） 收入確認（續）

4. 股息

股息收入於收款權確立時確認。

（辰） 税項

本年度所得税項包括是期税項、遞延税項資產及負債的變動。除某些在股東權益內入賬的項目，其相關的税項亦應記入股東權益外，其他是期税項及遞延税項資產及負債的變動則於收益表確認。

是期税項為年度對應課税收入按結算日已生效或基本上已生效的税率計應付税項，並已包括以往年度的應付税項的任何調整。

遞延税項資產及負債是因納税基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣税及應課税的暫時差異。遞延税項資產也包括未使用的税項虧損額及税項抵免。

除有限的特別情況外，所有遞延税項負債及未來可能有應課税盈利予以抵銷的遞延税項資產均予確認。有限的特別情況，包括由不可扣税的商譽、已計入遞延收入的負商譽及於開始確認資產或負債時對會計盈利及可課税盈利皆無影響所產生的暫時差異。

確認遞延税項的金額是根據該項資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的税率計算。遞延税項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延税項資產的賬面金額，對預期不再有足夠的應課税盈利以實現相關税務利益予以扣減。被扣減的遞延税項資產若於預期將來出現足夠的應課税盈利時，則予以轉回。

1 Principal Accounting Policies (Continued)

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement, except for those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve. The results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the weighted average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(q) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

1 主要會計政策(續)

(巳) 外幣換算

年內之外幣交易按交易日匯率換算為港元。外幣資產及負債則按資產負債表結算日之市場匯率換算為港元。除因換算期初之外幣淨投資而產生之換算差額需計入匯兑變動儲備內,換算收益及虧損均計入收益表。海外附屬公司及合營公司之業績按照年內之加權平均匯率換算為港元;資產負債表項目則按資產負債表結算日之市場匯率換算為港元。所產生的匯兑差額作為儲備變動處理。

(午) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響,或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響,又或本集團與另一方人士均受制於共同的監控或共同的重要影響下,另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(未) 分部報告

分部指本集團內可明顯區分之組成部分,可分為提供產品或服務(業務分部),或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式,本集團決定把業務分部作為主要之報告方式,地區分部則作為次要之報告方式。

1 Principal Accounting Policies (Continued)

(r) Segment reporting (Continued)

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

(s) Employee benefits

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(t) Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash and deposits with banks which are within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

1 主要會計政策(續)

(未) 分部報告(續)

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外，分部之間之交易定價是按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)，所產生之成本總額。

(申) 僱員福利

本集團對界定供款計劃之供款，包括根據香港《強制性公積金計劃條例》之供款，均於產生時在收益表列支。

當本集團授予僱員認購本公司股份期權時，並無確認任何僱員福利成本或負擔。於行使股份期權時，股東權益將根據其所得之金額而增加。

(酉) 現金及現金等價物

於現金流量表之現金及現金等價物包括現金及由購入後三個月內到期之銀行存款，減按要求時償還及屬於本集團現金管理中一部份之銀行透支。

2 Turnover and Segment Information

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale, property leasing for rental income and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of dry-cleaning.

Turnover represents revenue from property sales, property leasing and other operations. An analysis of turnover by business and geographical segments is set out below.

(a) Business segment

1. Segment revenue and results

2 營業額及分部資料

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、物業租賃以獲取租金收入及其他投資。本集團亦從事停車場管理及物業管理，並透過合營公司經營乾洗服務。

營業額指物業銷售、物業租賃及其他業務之收入。按業務及地區分部分析之營業額已載於下文。

(甲) 業務分部

1. 分部收入及業績

		Segment revenue 分部收入		Segment results 分部業績	
		2005 $Million 百萬元	2004 $Million 百萬元	**2005 $Million 百萬元**	2004 $Million 百萬元 (restated) (重列)
Property sales	物業銷售	**4,899.6**	3,113.6	**1,687.7**	1,041.8
Property leasing	物業租賃	**2,555.0**	2,322.1	**1,922.0**	1,644.8
Other operations	其他業務	**17.6**	13.6	**21.7**	(25.3)
		7,472.2	5,449.3	**3,631.4**	2,661.3
Other net income	其他淨收入			**598.3**	317.9
Administrative expenses	行政費用			**(175.1)**	(181.7)
Finance costs	財務費用			**(276.3)**	(235.4)
Operating profit	營業溢利			**3,778.3**	2,562.1
Increase in fair value of investment properties – property leasing	投資物業之公平值增加 一物業租賃			**6,290.3**	3,411.5
Share of results of jointly controlled entities	應佔合營公司業績				
Property sales	物業銷售			**–**	(38.9)
Property leasing	物業租賃			**141.3**	110.3
Other operations	其他業務			**1.7**	(1.1)
Profit before taxation	除税前溢利			**10,211.6**	6,043.9

2 Turnover and Segment Information (Continued)

2 營業額及分部資料(續)

(a) Business segment (Continued)

(甲) 業務分部(續)

2. Segment assets and liabilities

2. 分部資產及負債

		Assets 資產		Liabilities 負債	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Property sales	物業銷售	11,489.0	13,869.3	411.4	1,330.4
Property leasing	物業租賃	41,846.6	34,641.7	1,849.7	1,766.7
Other operations	其他業務	153.8	190.8	0.2	6.1
		53,489.4	48,701.8	2,261.3	3,103.2
Interest in jointly controlled entities	於合營公司之權益				
Property sales	物業銷售	385.8	475.7	–	–
Property leasing	物業租賃	761.2	675.5	–	–
Other operations	其他業務	97.4	120.8	–	–
Unallocated *(Note)*	未分類 *(附註)*	3,875.8	2,030.6	12,027.2	14,434.7
		58,609.6	52,004.4	14,288.5	17,537.9

Note:

Unallocated items mainly comprise financial and corporate assets including cash and deposits with banks of $3,733.8 million (2004: $1,959.4 million), interest-bearing borrowings including bank loans of $6,397.1 million (2004: $11,319.3 million), other liabilities of $1,618.4 million (2004: $1,364.6 million), and taxation of $3,595.6 million (2004 restated: $2,081.8 million).

附註:

未分類之項目主要包括金融及共同資產,包括現金及存款三十七億三千三百八十萬元(二零零四年:十九億五千九百四十萬元),帶息借貸包括銀行貸款六十三億九千七百一十萬元(二零零四年:一百一十三億一千九百三十萬元)以及其他負債十六億一千八百四十萬元(二零零四年:十三億六千四百六十萬元),另稅項三十五億九千五百六十萬元(二零零四年重列:二十億八千一百八十萬元)。

3. Capital expenditure and depreciation

3. 資本開支及折舊

		Capital expenditure 資本開支		Depreciation 折舊	
		2005 $Million 百萬元	2004 $Million 百萬元	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Property leasing	物業租賃	1,184.7	377.0	9.8	18.7

2 Turnover and Segment Information (Continued)

2 營業額及分部資料(續)

(b) Geographical segment

(乙) 地區分部

1. Segment revenue and results

1. 分部收入及業績

		Segment revenue 分部收入		Segment results 分部業績	
		2005 $Million 百萬元	2004 $Million 百萬元	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Hong Kong	香港	6,501.4	4,476.3	3,126.7	2,140.6
Mainland China	中國大陸	970.8	973.0	504.7	520.7
		7,472.2	5,449.3	3,631.4	2,661.3

2. Segment assets

2. 分部資產

		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Hong Kong	香港	44,722.3	40,987.3
Mainland China	中國大陸	10,011.1	7,713.6
		54,733.4	48,700.9

3. Capital expenditure

3. 資本開支

		2005 $Million 百萬元	2004 $Million 百萬元
Hong Kong	香港	76.3	88.8
Mainland China	中國大陸	1,108.4	288.2
		1,184.7	377.0

3 Other Income

3 其他收入

		Group 集團 2005 $Million 百萬元	2004 $Million 百萬元
Interest income	利息收入	**120.3**	20.4
Dividend income from listed investments	來自上市投資項目之股息收入	**2.3**	2.2
Profit on disposal of listed investments	出售上市投資項目所得溢利	**–**	34.5
Deemed profit on placement of a listed subsidiary's shares *(Note)*	配售上市附屬公司股份之設定溢利 *(附註)*	**478.0**	–
Gain on deemed disposal of a subsidiary's shares	被視為集團出售附屬公司股份之收益	**–**	170.0
Others	其他	**–**	127.5
		600.6	354.6

Note:

The deemed profit arose from the placement of 370 million new ordinary shares by Hang Lung Properties Limited in November 2004.

附註：

該設定溢利來自恒隆地產有限公司於二零零四年十一月配售三億七千萬新普通股股份。

4 Operating Profit

4 營業溢利

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Operating profit is arrived at after charging:	營業溢利已扣除下列各項：		
Interest on bank loans and other borrowings repayable within 5 years	須於五年內償還之銀行貸款及其他借貸之利息	114.5	213.2
Interest on bank loans repayable after 5 years	須於五年後償還之銀行貸款利息	69.0	16.2
Finance lease charges	融資租約費用	51.6	55.1
Amortisation of issuing costs net of premium of Convertible Bonds	攤銷已扣除溢價之可換股債券發行費用淨額	–	35.9
Other ancillary borrowing costs	其他輔助借貸支出	61.4	42.2
Total borrowing costs	借貸支出總額	296.5	362.6
Less: Borrowing costs capitalised *(Note)*	減：借貸支出資本化 *(附註)*	(20.2)	(127.2)
Finance costs	財務費用	276.3	235.4
Auditors' remuneration	核數師酬金	6.8	5.7
Depreciation	折舊	9.8	18.7
Cost of property sold:	已出售物業之成本：		
Development properties	發展物業	2,727.7	1,394.4
Investment properties	投資物業	304.9	448.3
Provision for inventories	存貨撥備	4.2	316.1
Provision for overseas investments	海外投資撥備	–	57.9
Provision for impairment of fixed assets	固定資產虧損撥備	–	30.0
Operating lease charges	營業租約費用	92.8	90.5
Staff costs	職工成本	267.9	253.1
and after crediting:	並已計入：		
Profit on disposal of investment properties	出售投資物業所得溢利	52.8	57.5
Rental income less direct outgoings of $628.7 million (2004: $663.3 million), including contingent rentals of $84.6 million (2004: $63.4 million)	租金收入，已扣除直接支出六億二千八百七十萬元(二零零四年：六億六千三百三十萬元)，包括或然租金八千四百六十萬元(二零零四年：六千三百四十萬元)	1,926.3	1,658.8

Note:

The borrowing costs have been capitalised at an average rate of 1.8% (2004: 2.6%) per annum for properties under development.

附註：

發展中物業之借貸支出按每年百分之一點八(二零零四年：百分之二點六)之平均率資本化。

5 Emoluments of Directors and Senior Management

5 董事及高級管理層之酬金

The Nomination and Remuneration Committee consists of four independent non-executive Directors. The Committee makes recommendation to the Board on the Directors' remuneration packages and terms of employment. The emoluments of Directors are determined by the scope of responsibility and accountability, and individual performance of directors, taking into consideration of the Company's performance and profitability, market practice and prevailing business conditions.

提名及薪酬委員會包括四名獨立非執行董事。該委員會向董事會提供有關董事薪酬福利及僱傭條款的建議。董事的酬金乃按照負責及問責的範圍、個別董事的表現，經考慮本公司的表現及盈利、市場慣例及現行的業務條件而釐定。

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Name 姓名		Fees 袍金 $Million 百萬元	Salaries, allowances and benefits in kind 薪金、津貼及實物利益 $Million 百萬元	Discretionary bonuses 酌定花紅 $Million 百萬元	Group's contributions to retirement scheme 本集團對退休金計劃之供款 $Million 百萬元	Total 合計 $Million 百萬元
Ronnie C. Chan	陳啟宗	0.4	4.4	6.6	0.4	11.8
S.S. Yin	殷尚賢	0.2	—	—	—	0.2
Nelson W.L. Yuen	袁偉良	0.3	4.2	6.3	1.6	12.4
Gerald L. Chan	陳樂宗	0.1	—	—	—	0.1
Laura L.Y. Chen	陳樂怡	0.3	—	—	—	0.3
H.K. Cheng	鄭漢鈞	0.4	—	—	—	0.4
Wilfred S.L. Ho	何世良	0.3	1.9	2.9	0.2	5.3
Simon S.O. Ip	葉錫安	0.2	—	—	—	0.2
York Liao	廖約克	0.2	—	—	—	0.2
Terry S. Ng	吳士元	0.3	2.2	3.3	0.1	5.9
2005	二零零五年	2.7	12.7	19.1	2.3	36.8
2004	二零零四年	2.6	8.0	17.4	14.4	42.4

5 Emoluments of Directors and Senior Management (Continued)

5 董事及高級管理層之酬金(續)

Payment of bonus to Executive Directors, due at the end of a financial year ending 30 June, is normally made in January/February in the following year.

截至六月三十日止財政年度完結時應付予執行董事的花紅，一般於下年度一月/二月間派付。

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme, details of which are disclosed in note 27 to the accounts.

除上述酬金外，若干董事根據本公司的股份期權計劃獲授股份期權，詳情在賬項附註27披露。

The number of directors whose emoluments fell within the following bands is as follows:

酬金介乎下列範圍的董事人數如下：

	Number of directors 董事數目	
	2005	2004
$0 — $1,000,000	6	6
$4,500,001 — $5,000,000	—	2
$5,000,001 — $5,500,000	1	—
$5,500,001 — $6,000,000	1	—
$9,000,001 — $9,500,000	—	1
$11,500,001 — $12,000,000	1	—
$12,000,001 — $12,500,000	1	—
$22,000,001 — $22,500,000	—	1
	10	10

The emoluments of the five highest paid individuals in the Group, including 4 directors for 2005 (2004: 4 directors), are as follows:

本集團五名最高薪人士包括二零零五年四名董事(二零零四年：四名董事)的酬金如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Fees	袍金	1.2	1.2
Salaries, allowances and benefits in kind	薪金、津貼及實物利益	14.2	9.8
Group's contributions to retirement scheme	本集團對退休計劃的供款	3.9	14.6
Discretionary bonuses	酌情花紅	19.2	17.8
		38.5	43.4

5 Emoluments of Directors and Senior Management (Continued)

5 董事及高級管理層之酬金(續)

The emoluments of the five highest paid individuals, including 4 directors for 2005 (2004: 4 directors), fell within the following bands:

五名最高薪人士包括二零零五年四名董事(二零零四年：四名董事)的酬金介乎以下組別：

	Number of individuals 人數	
	2005	2004
$2,000,001 – $2,500,000	–	1
$3,000,001 – $3,500,000	1	–
$4,500,001 – $5,000,000	–	2
$5,000,001 – $5,500,000	1	–
$5,500,001 – $6,000,000	1	–
$9,000,001 – $9,500,000	–	1
$11,500,001 – $12,000,000	1	–
$12,000,001 – $12,500,000	1	–
$22,000,001 – $22,500,000	–	1
	5	5

6 Taxation in the Consolidated Income Statement

6 綜合收益表內之税項

(a) Taxation in the consolidated income statement represents:

(甲) 綜合收益表內之税項為:

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Provision for Hong Kong Profits Tax	本年度香港利得税準備		
Tax for the year	本年度税項	408.3	319.1
(Over)/Underprovision in respect of previous years	以往年度之準備 (多提)/少提	(9.8)	142.8
Share of jointly controlled entities	應佔合營公司	4.8	4.4
		403.3	466.3
Provision for PRC Income Tax for the year	中國企業所得税本年度税項準備	14.2	—
Deferred tax	遞延税項		
Origination and reversal of temporary differences *(Note 17(b))*	源自及撥回暫時性差額 *(附註17(乙))*	1,491.5	834.4
Share of jointly controlled entities	應佔合營公司	20.3	15.3
		1,511.8	849.7
		1,929.3	1,316.0

Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively of the estimated assessable profits for the year.

香港利得税及中國企業所得税税項準備乃按期內之估計應課税溢利分別乘以税率百分之十七點五及百分之三十三計算。

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

(乙) 税項支出與會計盈利以適用税率計算之對賬:

		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Profit before taxation	除税前溢利	10,211.6	6,043.9
Tax on profit before taxation at applicable rates	按除税前溢利以適用税率計算之税項	2,067.0	1,199.9
Tax effect of non-taxable income	非應課税收入的税項影響	(127.0)	(74.3)
Tax effect of non-deductible expenses	非扣減支出的税項影響	12.0	21.7
Tax effect of release of deferred tax assets	因遞延税項資產回撥的税項影響	—	2.9
Tax effect of tax losses utilised and other deductible temporary differences	因已使用之税務虧損及其他暫時性差異的税項影響	(40.3)	15.2
Tax effect of unrecognised tax losses	未確認使用之税務虧損的税項影響	15.6	31.3
Others	其他	11.8	(23.5)
(Over)/Underprovision in prior years	以往年度之準備(多提)/少提	(9.8)	142.8
Actual tax expense	實際税項支出	1,929.3	1,316.0

7 Net Profit Attributable to Shareholders

Net profit attributable to shareholders includes a profit of $54.4 million (2004: $54.3 million) which has been dealt with in the accounts of the Company.

7 股東應佔純利

股東應佔純利包括本公司賬項內之溢利為五千四百四十萬元(二零零四年:五千四百三十萬元)。

8 Dividends

8 股息

		2005 $Million 百萬元	2004 $Million 百萬元
Interim dividend paid of 14.5 cents (2004: 12 cents) per share	已派中期股息每股一角四點五仙 (二零零四年:一角二仙)	192.6	159.3
Proposed final dividend of 40 cents (2004: 36 cents) per share	擬派末期股息每股四角 (二零零四年:三角六仙)	531.6	478.0
		724.2	637.3

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

於結算日後擬派之末期股息,並無確認為結算日之負債。

9 Earnings Per Share

(a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $4,677.5 million (2004 restated: $2,543.6 million) and the weighted average number of 1,327.9 million (2004: 1,326.6 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $4,677.5 million (2004 restated: $2,543.6 million) and the weighted average number of 1,336.3 million (2004: 1,329.9 million) shares after adjusting for the effects of all dilutive potential shares.

9 每股盈利

(甲) 每股基本盈利乃按本年度之股東應佔純利四十六億七千七百五十萬元(二零零四年重列:二十五億四千三百六十萬元)及年內已發行股份之加權平均數十三億二千七百九十萬股(二零零四年:十三億二千六百六十萬股)計算。

(乙) 每股攤薄盈利乃按經調整之股東應佔純利四十六億七千七百五十萬元(二零零四年重列:二十五億四千三百六十萬元)及計入所有潛在攤薄盈利股份之影響後之加權平均數十三億三千六百三十萬股(二零零四年:十三億二千九百九十萬股)計算。

9 Earnings Per Share (Continued)

9 每股盈利(續)

(c) Reconciliations

(丙) 調節

		2005	2004
Weighted average number of shares used in calculating basic earnings per share	用以計算每股基本盈利之股份加權平均數	**1,327,944,545**	1,326,631,833
Effect of dilutive potential shares — share options	具攤薄作用之潛在股份之影響 — 股份期權	**8,324,090**	3,290,935
Weighted average number of shares used in calculating diluted earnings per share	用以計算每股攤薄盈利之股份加權平均數	**1,336,268,635**	1,329,922,768

(d) The calculation of basic and diluted earnings per share excluding changes in fair value of investment properties net of deferred tax and minority interests is based on the profit adjusted as follows:

(丁) 每股基本及攤薄盈利(不包括已扣除遞延稅項及少數股東權益之投資物業公平值變動)乃根據以下經調整之溢利計算:

		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Net profit attributable to shareholders	股東應佔純利	**4,677.5**	2,543.6
Effect of changes in fair value of investment properties	投資物業公平值變動之影響	**(3,244.3)**	(1,853.2)
Effect of corresponding deferred tax	相應遞延稅項之影響	**469.8**	296.2
Adjusted earnings for calculation of basic/diluted earnings per share	用以計算每股基本/攤薄盈利之經調整盈利	**1,903.0**	986.6

10 Fixed Assets — Group

10 固定資產 — 集團

		Investment properties 投資物業 $Million 百萬元	Investment properties under development 發展中投資物業 $Million 百萬元	Other fixed assets 其他固定資產 $Million 百萬元	Total 合計 $Million 百萬元
Cost or valuation:	成本值或估值：				
At 1 July 2004	於二零零四年七月一日				
— as previously reported	一 上年度報告	32,295.5	2,274.4	308.6	34,878.5
— prior year adjustments	一 前期調整	(68.6)	—	—	(68.6)
— as restated	一 重列	32,226.9	2,274.4	308.6	34,809.9
Additions	添置	69.7	1,106.8	8.2	1,184.7
Transfer	轉入／(轉出)	782.8	(782.8)	—	—
Disposals	出售	—	(304.9)	(0.1)	(305.0)
Increase in fair value	公平值增加	6,290.3	—	—	6,290.3
At 30 June 2005	於二零零五年六月三十日	39,369.7	2,293.5	316.7	41,979.9
Accumulated depreciation:	累計折舊：				
At 1 July 2004	於二零零四年七月一日				
— as previously reported	一 上年度報告	198.6	—	239.6	438.2
— prior year adjustments	一 前期調整	(198.6)	—	—	(198.6)
— as restated	一 重列	—	—	239.6	239.6
Charge for the year	本年度折舊	—	—	9.8	9.8
Written back on disposals	因出售撥回	—	—	(0.1)	(0.1)
At 30 June 2005	於二零零五年六月三十日	—	—	249.3	249.3
Net book value:	賬面淨值：				
At 30 June 2005	於二零零五年六月三十日	39,369.7	2,293.5	67.4	41,730.6
At 30 June 2004 (restated)	於二零零四年六月三十日 (重列)	32,226.9	2,274.4	69.0	34,570.3
Cost or valuation of the fixed assets at 30 June 2005 is made up as follows:	固定資產於二零零五年六月三十日之成本值或估值如下：				
Valuation	估值	39,369.7	—	—	39,369.7
Cost	成本值	—	2,293.5	316.7	2,610.2
		39,369.7	2,293.5	316.7	41,979.9

10 Fixed Assets — Group (Continued)

An analysis of net book value of properties is as follows:

10 固定資產 — 集團(續)

物業之賬面淨值分析如下：

		Investment properties 投資物業		Investment properties under development 發展中投資物業	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	**2005 $Million 百萬元**	2004 $Million 百萬元
Long leases in Hong Kong	香港長期地契	**21,679.5**	18,085.4	**678.0**	676.9
Long leases outside Hong Kong	香港以外地區長期地契	**677.0**	549.0	**371.1**	—
Medium term leases in Hong Kong	香港中期地契	**9,143.2**	7,865.6	**—**	—
Medium term leases outside Hong Kong	香港以外地區中期地契	**7,670.0**	5,515.0	**1,244.4**	1,597.5
Short lease in Hong Kong	香港短期地契	**200.0**	211.9	**—**	—
		39,369.7	32,226.9	**2,293.5**	2,274.4

Investment properties of the Group carried at fair value were revalued as at 30 June 2005 by Mr Charles C.K. Chan, Registered Professional Surveyor (General Practice), of Chesterton Petty Limited, on an open market value basis with reference to the total rental income after taking into account reversionary income potential.

集團所有以公平值列賬之投資物業均於二零零五年六月三十日經卓德測計師行有限公司之註冊專業測量師(產業測量)陳超國先生按公開市值，參考租金總值，並計入租約屆滿續租時租值升幅後之可能收益而進行之估值釐定。

The net book value of investment properties of the Group of $39,369.7 million (2004 restated: $32,226.9 million) includes an amount of $2,592.0 million (2004: $2,215.0 million) in respect of an asset held under a finance lease.

集團投資物業之賬面淨值三百九十三億六千九百七十萬元(二零零四年重列：三百二十二億二千六百九十萬元)內包括根據融資租約而持有之資產，其賬面淨值為二十五億九千二百萬元(二零零四年：二十二億一千五百萬元)。

The net book value of other fixed assets of the Group of $67.4 million (2004: $69.0 million) includes amounts of $10.4 million (2004: $10.6 million) and $5.8 million (2004: $5.9 million) in respect of land and buildings held in and outside Hong Kong respectively on long leases.

集團其他固定資產之賬面淨值六千七百四十萬元(二零零四年：六千九百萬元)內包括分別位於香港及香港以外地區以長期地契持有的房地產分別為一千零四十萬元(二零零四年：一千零六十萬元)及五百八十萬元(二零零四年：五百九十萬元)。

The Group leases out its investment properties under operating leases and subleases under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to the revenue of tenants.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般初步為期兩至五年，其中部分有權選擇續約，屆時重新協商所有條款。長期租約通常會訂明重新檢討或調整之條款，而本集團每年均有一定比例的租約期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

10 Fixed Assets — Group (Continued)

10 固定資產 — 集團(續)

At 30 June, the Group's total future minimum lease income under non-cancellable operating leases were as follows:

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

		2005		
		Subleases 分租 $Million 百萬元	Other leases 其他租約 $Million 百萬元	Total 總額 $Million 百萬元
Within 1 year	一年內	161.9	1,850.8	2,012.7
After 1 year but within 5 years	一年後但五年內	221.3	1,862.5	2,083.8
After 5 years	五年後	83.8	123.3	207.1
		467.0	3,836.6	4,303.6

		2004		
		Subleases 分租 $Million 百萬元	Other leases 其他租約 $Million 百萬元	Total 總額 $Million 百萬元
Within 1 year	一年內	155.0	1,731.7	1,886.7
After 1 year but within 5 years	一年後但五年內	216.9	1,728.2	1,945.1
After 5 years	五年後	146.6	251.4	398.0
		518.5	3,711.3	4,229.8

11 Interest in Subsidiaries

11 附屬公司權益

		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元
Unlisted shares, at cost	非上市股份，成本值	165.7	165.7
Amounts due from subsidiaries less provision	應收附屬公司款項減準備	11,847.0	12,419.6
Amounts due to subsidiaries	應付附屬公司款項	(205.2)	(194.8)
		11,807.5	12,390.5

Details of principal subsidiaries are set out in note 31.

各主要附屬公司之詳細資料載於附註31項內。

12 Interest in Jointly Controlled Entities

12 合營公司權益

		Group 集團		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	2005 $Million 百萬元	2004 $Million 百萬元
Unlisted shares, at cost	非上市股份，成本值	–	–	5.4	5.4
Share of net assets	應佔資產淨值	134.2		–	–
– as previously reported	一上年度報告		88.1		
– prior period adjustments	一前期調整		(47.8)		
– as restated	一重列		40.3		
Amounts due from jointly controlled entities	應收合營公司款項	1,122.2	1,243.1	5.8	5.6
Amounts due to jointly controlled entities	應付合營公司款項	(12.0)	(11.4)	(7.1)	(7.1)
		1,244.4	1,272.0	4.1	3.9

Amounts due from jointly controlled entities included a provision of $67.1 million (2004: $67.1 million).

應收合營公司款項包括六千七百一十萬元(二零零四年：六千七百一十萬元)撥備。

Details of principal jointly controlled entities are set out in note 32.

各主要合營公司之詳細資料載於附註32項內。

13 Loans and Investments

13 貸款及投資

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Unlisted investments	非上市投資	0.6	1.0
Advances less provision	貸款減準備	17.5	19.6
		18.1	20.6
Listed investments in Hong Kong	於香港的上市投資	47.6	35.8
Mortgage loans	按揭貸款	82.3	127.3
		148.0	183.7
Market value of listed investments in Hong Kong	於香港上市投資之市值	75.2	58.5

14 Inventories

14 存貨

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Located in Hong Kong:	於香港：		
Properties under development	發展中物業	–	5,018.0
Completed properties for sale	待售已建成物業	10,757.3	7,078.3
		10,757.3	12,096.3

The amount of inventories (included above) carried at net realisable value is $43.0 million (2004: $48.1 million).

按可變現淨值列賬之存貨額(包括在上表之總額內)為四千三百萬元(二零零四年：四千八百一十萬元)。

15 Trade and Other Receivables

15 應收賬款及其他應收款

		Group 集團		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元	2005 $Million 百萬元	2004 $Million 百萬元
Mortgage loans	按揭貸款	4.3	5.7	–	–
Debtors, deposits and prepayments	應收賬款、存款及預付款	991.2	1,917.0	0.2	0.2
		995.5	1,922.7	0.2	0.2

Included in trade and other receivables are trade debtors with the following ageing analysis:

已計入應收賬款及其他應收款之應收賬款，其賬齡分析如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Within 1 month	一個月內	438.7	1,774.4
1 – 3 months	一至三個月	3.7	5.0
Over 3 months	三個月以上	2.3	9.3
		444.7	1,788.7

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

16 Trade and Other Payables

16 應付賬款及其他應付款

		Group 集團		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元	**2005 $Million 百萬元**	2004 $Million 百萬元
Creditors and accrued expenses *(Note i)*	應付款及應計費用 *(附註i)*	**1,102.1**	1,920.3	**34.5**	5.1
Deposits received *(Note ii)*	已收按金 *(附註ii)*	**932.7**	851.9	**—**	—
		2,034.8	2,772.2	**34.5**	5.1

Notes:

(i) Creditors and accrued expenses include retention money payable of $38.3 million (2004: $77.1 million) which is not expected to be settled within one year.

(ii) Included in deposits received was an amount of $321.0 million related to a downpayment from the purchaser of The Bay Bridge where the purchaser terminated the purchase and claimed against the Group for return of the deposit of $321.0 million and for damages. The Group, in return, counterclaimed against the purchaser for breach of the agreement. On 2 August 2004, the Court ruled in favour of the Group in this litigation. The purchaser has lodged its appeal and a further hearing is scheduled in November 2005.

The remaining deposits received of $611.7 million (2004: $530.9 million) are not expected to be settled within one year.

附註：

(i) 應付款及應計費用包括預期於一年內不會償付之保留款項三千八百三十萬元(二零零四年：七千七百一十萬元)。

(ii) 已收按金包括汀蘭居之買方所付訂金三億二千一百萬元。然而買方終止購買，並向本集團追討三億二千一百萬元訂金及賠償損失。本集團則以違反協議而向買方提出反索償。於二零零四年八月二日，法庭判本集團勝訴。買方已提出上訴，而聆訊已排期於二零零五年十一月進行。

其餘已收之六億一千一百七十萬元(二零零四年：五億三千零九十萬元)按金預期於一年內不會償付。

Included in trade and other payables are trade creditors with the following ageing analysis:

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Within 1 month	一個月內	**683.9**	1,590.2
Over 3 months	三個月以上	**67.7**	142.7
		751.6	1,732.9

17 Taxation in the Balance Sheets

17 於資產負債表上之稅項

(a) Current taxation in the balance sheet represents:

(甲) 於資產負債表上之現時稅項：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Provision for Hong Kong Profits Tax for the year	本年度香港利得稅準備	408.3	319.1
Provision for PRC Income Tax for the year	本年度中國企業所得稅準備	4.5	–
Provision for Hong Kong Profits Tax relating to prior years	以往年度之香港利得稅準備	212.9	284.3
		625.7	603.4

(b) Deferred taxation

(乙) 遞延稅項

The components of deferred tax liabilities/(assets) recognised in the consolidated balance sheet and the movements during the year are as follows:

於資產負債表上確認之遞延稅項負債／(資產)成份及年內之變動如下：

Deferred tax arising from: 遞延稅項產生於：		Depreciation allowances in excess of related depreciation 折舊免稅額多於相關的折舊 $Million 百萬元	Revaluation of properties 物業重估 $Million 百萬元	Future benefit of tax losses 因稅務虧損產生之將來得益 $Million 百萬元	Interest capitalised 資本化之利息 $Million 百萬元	Total 總數 $Million 百萬元
At 1 July 2003	於二零零三年七月一日					
– as previously reported	－上年度報告	387.7	66.0	(55.7)	(84.4)	313.6
– prior period adjustment	－前期調整	–	330.4	–	–	330.4
– as restated	－重列	387.7	396.4	(55.7)	(84.4)	644.0
Charged/(Credited) to consolidated income statement (restated) *(Note 6(a))*	於綜合收益表內扣除／(撥入)(重列) *(附註6(甲))*	102.9	690.9	(2.3)	42.9	834.4
At 30 June 2004 and 1 July 2004 (restated)	於二零零四年六月三十日及二零零四年七月一日(重列)	490.6	1,087.3	(58.0)	(41.5)	1,478.4
Charged/(Credited) to consolidated income statement *(Note 6(a))*	於綜合收益表內扣除／(撥入) *(附註6(甲))*	153.6	1,333.0	(5.7)	10.6	1,491.5
At 30 June 2005	於二零零五年六月三十日	644.2	2,420.3	(63.7)	(30.9)	2,969.9

17 Taxation in the Balance Sheets (Continued)

(c) Deferred tax assets not recognised

The Group has not recognised deferred tax assets in respect of tax losses of $1,826.9 million (2004: $2,579.2 million) sustained in the operations of certain subsidiaries as the availability of future taxable profits against which the assets can be utilised is uncertain at 30 June 2005. The tax losses arising from Hong Kong operations do not expire under current tax legislation. The tax losses arising from Mainland China operations expire five years after the relevant accounting year end date.

17 於資產負債表上之稅項（續）

（丙） 未確認之遞延稅項資產

本集團尚未就若干附屬公司營運期間出現的十八億二千六百九十萬元（二零零四年：二十五億七千九百二十萬元）稅務虧損所產生的遞延稅項資產作出確認，因為截至二零零五年六月三十日，可用作抵銷有關資產的日後應課稅溢利尚未確定。此等香港業務的稅務虧損於現時稅務法規上並未逾時，而中國內地業務的稅務虧損則於相關會計年結日五年後逾時。

18 Bank Loans

At 30 June, bank loans were unsecured and repayable as follows:

18 銀行貸款

於六月三十日無抵押銀行貸款之還款期如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
After 1 year but within 2 years	一年後但兩年內	–	821.1
After 2 years but within 5 years	兩年後但五年內	302.2	8,662.1
Total after 1 year but within 5 years	一年後但五年內總計	302.2	9,483.2
After 5 years	五年後	6,188.5	1,920.7
		6,490.7	11,403.9
Less: unamortised front end fees	減：未攤銷之財務費用	(93.6)	(84.6)
		6,397.1	11,319.3

19 Floating Rate Notes due 2009

The floating rate notes were issued by the Company's subsidiary. These notes fall due in December 2009.

19 於二零零九年到期贖回之浮息票據

浮息票據由本公司之附屬公司發行。該等浮息票據將於二零零九年十二月到期。

20 Other Long Term Liabilities

20 其他長期負債

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Finance lease obligations *(Note 21)*	融資租約承擔 *(附註21)*	642.6	706.2
Deferred income	遞延收入	117.7	117.7
Land premium	須補地價	0.7	0.7
		761.0	824.6

21 Finance Lease Obligations

21 融資租約承擔

Total minimum lease payments under finance lease and their present values are as follows:

融資租約最少應付之租金總額及其現值如下：

		Group 集團		
		Present value of minimum lease payments 最少應付之租金額之現值	Interest expenses relating to future periods 將於未來年度計入之利息費用	Total minimum lease payments 最少應付之租金總額
			2005	
		$Million 百萬元	$Million 百萬元	$Million 百萬元
Amounts payable	應付金額			
Within 1 year	一年內	63.6	47.5	111.1
After 1 year but within 5 years	一年後但五年內	355.4	135.5	490.9
After 5 years	五年後	287.2	24.3	311.5
Total after 1 year	一年後總計	642.6	159.8	802.4
		706.2	207.3	913.5

			2004	
		$Million 百萬元	$Million 百萬元	$Million 百萬元
Amounts payable	應付金額			
Within 1 year	一年內	55.0	51.6	106.6
After 1 year but within 5 years	一年後但五年內	313.2	158.7	471.9
After 5 years	五年後	393.0	48.6	441.6
Total after 1 year	一年後總計	706.2	207.3	913.5
		761.2	258.9	1,020.1

22 Share Capital

22 股本

		2005		2004	
		Number of shares 股份數目 Million (百萬)	$Million 百萬元	Number of shares 股份數目 Million (百萬)	$Million 百萬元
Authorised	法定				
Shares of $1 each	每股面值一元	**2,000.0**	**2,000.0**	2,000.0	2,000.0
Issued and fully paid	已發行及繳足				
At 1 July	於七月一日	**1,327.5**	**1,327.5**	1,324.6	1,324.6
Shares issued under share option scheme	根據股份期權計劃發行之股份	**0.6**	**0.6**	2.9	2.9
At 30 June	於六月三十日	**1,328.1**	**1,328.1**	1,327.5	1,327.5

23 Reserves

23 儲備

		Group 集團		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	**2005 $Million 百萬元**	2004 $Million 百萬元
Capital reserves:	資本儲備				
Share premium	股份溢價	**2,197.3**	2,194.1	**2,197.3**	2,194.1
Investment property revaluation reserve:	投資物業重估儲備：	**–**		**–**	
– as previously reported	–上年度報告		3,025.4		–
– prior period adjustment arising from adoption of HKAS 40	–因採納 HKAS 40 所產生之前期調整		(3,025.4)		–
– as restated	–重列		–		–
Capital reserve on consolidation	編製綜合賬目而產生之資本儲備	**1,058.4**	1,058.4	**–**	–
Share of post-acquisition capital reserves of jointly controlled entities:	應佔合營公司收購後之資本儲備：	**16.5**		**–**	
– as previously reported	–上年度報告		165.0		–
– prior period adjustment arising from adoption of HKAS 40	–因採納 HKAS 40 所產生之前期調整		(148.5)		–
– as restated	–重列		16.5		–
Capital redemption reserve	資本贖回儲備	**26.1**	26.1	**26.1**	26.1
Other capital reserves	其他資本儲備	**421.6**	422.2	**–**	–
		3,719.9	3,717.3	**2,223.4**	2,220.2
General reserve	普通儲備金	**275.0**	275.0	**861.6**	861.6
Retained profits	保留溢利	**17,515.6**	13,508.7	**7,364.4**	7,980.6
		17,790.6	13,783.7	**8,226.0**	8,842.2
		21,510.5	17,501.0	**10,449.4**	11,062.4
Movements in capital reserves:	資本儲備變動：				
At 1 July	於七月一日				
– as previously reported	–上年度報告	**6,891.2**	5,031.2	**2,220.2**	2,205.3
– prior period adjustment arising from adoption of HKAS 40	–因採納 HKAS 40 所產生之前期調整	**(3,173.9)**	(1,325.9)	**–**	–
– as restated	–重列	**3,717.3**	3,705.3	**2,220.2**	2,205.3
Share premium arising on shares issued under share option scheme	根據股份期權計劃發行股份所產生之股份溢價	**3.2**	14.9	**3.2**	14.9
Capital reserves on consolidation	編製綜合賬目而產生之資本儲備				
– realised on property disposal	–出售物業變現	**–**	(2.0)	**–**	–
Other capital reserves	其他資本儲備				
– exchange difference	–匯兌差額	**(0.6)**	(0.8)	**–**	–
– realised on property disposal	–出售物業變現	**–**	(0.1)	**–**	–
At 30 June	於六月三十日	**3,719.9**	3,717.3	**2,223.4**	2,220.2
Movements in retained profits:	保留溢利變動：				
At 1 July	於七月一日				
– as previously reported	–上年度報告	**10,660.1**	10,257.4	**7,980.6**	8,510.2
– prior period adjustment arising from adoption of	–因以下變更所產生之前期調整				
HKAS 40	採納 HKAS 40	**3,247.6**	1,394.4	**–**	–
HKSIC-Int 21	採納 HKSIC-Int 21	**(399.0)**	(102.8)	**–**	–
– as restated	–重列	**13,508.7**	11,549.0	**7,980.6**	8,510.2
Net profit for the year	本年度純利	**4,677.5**	2,543.6	**54.4**	54.3
Final dividend in respect of previous year	去年度末期股息	**(478.0)**	(424.6)	**(478.0)**	(424.6)
Interim dividend in respect of current year	本年度中期股息	**(192.6)**	(159.3)	**(192.6)**	(159.3)
At 30 June	於六月三十日	**17,515.6**	13,508.7	**7,364.4**	7,980.6

23 Reserves (Continued) / 23 儲備（續）

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Statement of retained profits:	保留溢利報表：		
Group companies	集團公司	**17,271.6**	13,314.9
Jointly controlled entities	合營公司	**244.0**	193.8
		17,515.6	13,508.7

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2005 was $8,226.0 million (2004: $8,842.2 million).

於二零零五年六月三十日，本公司可供分派予股東之儲備金總額為八十二億二千六百萬元（二零零四年：八十八億四千二百二十萬元）。

24 Notes to the Consolidated Cash Flow Statement / 24 綜合現金流量表附註

(a) Cash generated from operations / （甲） 來自經營業務之現金

		2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)
Profit before taxation	除稅前溢利	**10,211.6**	6,043.9
Adjustments for:	調節：		
Increase in fair value of investment properties	投資物業公平值之增加	**(6,290.3)**	(3,411.5)
Interest and other ancillary borrowing costs	利息及其他輔助借貸支出	**224.7**	180.3
Finance lease charges	融資租約費用	**51.6**	55.1
Depreciation	折舊	**9.8**	18.7
Impairment loss	減值虧損	**–**	30.0
Interest income	利息收入	**(120.3)**	(20.3)
Deemed profit on placement of a listed subsidiary's shares	配售一間上市附屬公司股份之設定溢利	**(478.0)**	–
Share of results of jointly controlled entities	應佔合營公司業績	**(143.0)**	(70.3)
Profit on disposal of fixed assets	出售固定資產之溢利	**(47.0)**	(54.4)
Profit on disposal of listed investments	出售上市投資之溢利	**–**	(34.5)
Profit on disposal of unlisted investments	出售非上市投資之溢利	**(1.3)**	–
Provision for overseas investments	海外投資撥備	**–**	57.9
Other income	其他收入	**–**	(297.5)
Exchange difference	匯兑差額	**(2.3)**	(2.9)
Decrease/(Increase) in inventories	存貨之減少／(增加)	**1,359.2**	(512.9)
Decrease in mortgage loans	按揭貸款之減少	**46.4**	55.4
Decrease/(Increase) in debtors, deposits and prepayments	應收款、按金及預付款之減少／(增加)	**1,085.8**	(1,651.1)
Decrease in investments	投資之減少	**–**	11.9
(Decrease)/Increase in creditors and accrued expenses	應付款及應計費用之(減少)／增加	**(337.4)**	514.6
Increase in deposits received	已收按金增加	**80.8**	33.4
Cash generated from operations	來自經營業務之現金	**5,650.3**	945.8

24 Notes to the Consolidated Cash Flow Statement (Continued)

24 綜合現金流量表附註（續）

(b) Cash and cash equivalents

（乙） 現金及現金等價物

		2005 $Million 百萬元	2004 $Million 百萬元
Cash and cash equivalents in the consolidated balance sheet	綜合資產負債表的現金及現金等價物	3,733.8	1,959.4
Less: Bank deposits with maturity greater than three months	減：於三個月後到期的銀行存款	(699.5)	–
Cash and cash equivalents in the consolidated cash flow statement	綜合現金流量表的現金及現金等價物	3,034.3	1,959.4

25 Contingent Liabilities

25 或然負債

At 30 June, contingent liabilities were as follows:

於六月三十日之或然負債如下：

		Company 公司	
		2005 $Million 百萬元	2004 $Million 百萬元
Guarantees given to banks to secure credit facilities for subsidiaries	就附屬公司所獲得之銀行信貸而提供之擔保	2,303.2	1,739.0

26 Commitments

26 承擔

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

（甲） 於六月三十日尚未入賬之資本承擔如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Contracted for	已簽約	764.0	988.7
Authorised but not contracted for	已授權但尚未簽約	2,931.2	1,375.0
		3,695.2	2,363.7

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

此外，本集團應佔合營公司之資本承擔如下：

		2005	2004
Contracted for	已簽約	58.3	77.9
Authorised but not contracted for	已授權但尚未簽約	21.2	15.6
		79.5	93.5

26 Commitments (Continued)

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follow:

26 承擔（續）

（乙）本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

		Group 集團	
		2005 $Million 百萬元	2004 $Million 百萬元
Within 1 year	一年內	75.9	75.9
After 1 year but within 5 years	一年後但五年內	317.1	283.1
After 5 years	五年後	130.0	239.9
		523.0	598.9

27 Employee Benefits

(a) Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of this scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $14.5 million (2004: $25.8 million) and forfeited sums credited to reserves amounted to $0.5 million (2004: $0.6 million). Total contributions made by the Group for the year included a special contribution of $2.8 million (2004: $13.7 million) made in respect of 2 senior executives in accordance with the provisions of the Group's retirement scheme.

27 僱員福利

（甲）退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐定。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為一千四百五十萬元（二零零四年：二千五百八十萬元），而撥入儲備金之沒收供款金額總數為五十萬元（二零零四年：六十萬元）。根據本集團之退休福利計劃條款，本集團於年內之供款總額包括為兩名高級行政人員所支付的二百八十萬元（二零零四年：一千三百七十萬元）特別供款。

27 Employee Benefits (Continued)

(a) Retirement benefits (Continued)

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $1.0 million (2004: $0.7 million).

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contribution made by the PRC subsidiaries for the year amounted to $7.3 million (2004: $3.2 million).

(b) Equity compensation benefits

The Company

The Company has a share option scheme which was adopted on 24 November 2000, whereby the Board of Directors (the "Board") of the Company are authorised to grant options to selected participants, including directors of any company in the Group, to subscribe for shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the five business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant.

27 僱員福利(續)

(甲) 退休福利(續)

一項集成信託強制性公積金計劃(「強積金計劃」)已成立,並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為一百萬元(二零零四年:七十萬元)。

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為七百三十萬元(二零零四年:三百二十萬元)。

(乙) 股份補償福利

本公司

本公司於二零零零年十一月二十四日設立一份股份期權計劃。此計劃授權本公司董事局向被揀選人士(包括集團內任何公司之董事)授予股份期權認購本公司股份。股份期權行使價由董事局於授予股份期權時決定,並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之有效期,行使期及每個股份期權可認購股份之數目均由董事局於授予當日決定。

27 Employee Benefits (Continued)

(b) Equity compensation benefits (Continued)

Hang Lung Properties Limited

The Company's subsidiary, Hang Lung Properties Limited ("HLP") has a share option scheme which was adopted on 22 November 2002, whereby the Board of HLP are authorised to grant options to selected participants, including directors of any company in the HLP group, to subscribe for ordinary shares of HLP. The exercise price of the options is determined by the Board of HLP at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the 5 business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board of HLP at the time of grant.

27 僱員福利(續)

(乙) 股份補償福利(續)

恒隆地產有限公司

本公司之附屬公司,恒隆地產有限公司(「恒隆地產」)於二零零二年十一月二十二日設立一份股份期權計劃。此計劃授權恒隆地產董事局向被揀選人士(包括恒隆地產集團內任何公司之董事)授予股份期權認購恒隆地產之普通股股份。股份期權行使價由恒隆地產董事局於授予股份期權時決定,並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之有效期、行使期及每個股份期權可認購股份之數目均由恒隆地產董事局於授予當日決定。

The movements of Share Options during the year are as follows:

年內股份期權之變動如下:

	Number of Share Options outstanding on 1 July 2004 於二零零四年七月一日尚未被行使之股份期權數目	Number of Share Options granted during the year 年內授出之股份期權數目	Number of Share Options exercised during the year 年內已被行使之股份期權數目	Number of Share Options lapsed during the year 年內失效之股份期權數目	Number of Share Options outstanding on 30 June 2005 於二零零五年六月三十日尚未被行使之股份期權數目	Date granted 授出日期	Period during which options are exercisable 股份期權之行使期	Exercise price 行使價 $ 元	Weighted average share price before exercise of options 行使股份期權前之加權平均股價 $ 元
The Company *本公司*									
Directors 董事	3,750,000	–	–	–	3,750,000	24 February 2000 二零零零年二月二十四日	24 February 2001 to 23 February 2010 二零零一年二月二十四日至二零一零年二月二十三日	6.12	–
	1,250,000	–	–	–	1,250,000	1 November 2001 二零零一年十一月一日	1 November 2002 to 31 October 2011 二零零二年十一月一日至二零一一年十月三十一日	5.87	–
	10,866,000	–	–	–	10,866,000	20 May 2004 二零零四年五月二十日	20 May 2005 to 19 May 2014 二零零五年五月二十日至二零一四年	9.45	–

27 Employee Benefits (Continued)

(b) Equity compensation benefits (Continued)

27 僱員福利(續)

(乙) 股份補償福利(續)

	Number of Share Options outstanding on 1 July 2004 於二零零四年七月一日尚未被行使之股份期權數目	Number of Share Options granted during the year 年內授出之股份期權數目	Number of Share Options exercised during the year 年內已被行使之股份期權數目	Number of Share Options lapsed during the year 年內失效之股份期權數目	Number of Share Options outstanding on 30 June 2005 於二零零五年六月三十日尚未被行使之股份期權數目	Date granted 授出日期	Period during which options are exercisable 股份期權之行使期	Exercise price 行使價 $ 元	Weighted average share price before exercise of options 行使股份期權前之加權平均股價 $ 元
Employees 僱員	2,997,000	–	(607,000)	–	2,390,000	24 February 2000 二零零零年二月二十四日	24 February 2001 to 23 February 2010 二零零一年二月二十四日至二零一零年二月二十三日	6.12	12.77
	100,000	–	–	–	100,000	1 December 2000 二零零零年十二月一日	30 November 2001 to 29 November 2010 二零零一年十一月三十日至二零一零年十一月二十九日	5.49	–
	75,000	–	–	–	75,000	10 July 2001 二零零一年七月十日	10 July 2002 to 9 July 2011 二零零二年七月十日至二零一一年七月九日	6.87	–
	120,000	–	–	–	120,000	7 December 2001 二零零一年十二月七日	7 December 2002 to 6 December 2011 二零零二年十二月七日至二零一一年十二月六日	6.83	–

27 Employee Benefits (Continued)

(b) Equity compensation benefits (Continued)

27 僱員福利（續）

（乙） 股份補償福利（續）

	Number of Share Options outstanding on 1 July 2004 於二零零四年七月一日尚未被行使之股份期權數目	Number of Share Options granted during the year 年內授出之股份期權數目	Number of Share Options exercised during the year 年內已被行使之股份期權數目	Number of Share Options lapsed during the year 年內失效之股份期權數目	Number of Share Options outstanding on 30 June 2005 於二零零五年六月三十日尚未被行使之股份期權數目	Date granted 授出日期	Period during which options are exercisable 股份期權之行使期	Exercise price 行使價 $ 元	Weighted average share price before exercise of options 行使股份期權前之加權平均股價 $ 元
Employees (Continued) 僱員（續）	500,000	–	–	–	500,000	12 May 2004 二零零四年五月十二日	12 May 2005 to 11 May 2014 二零零五年五月十二日至二零一四年五月十一日	10.17	–
	3,208,000	–	(12,500)	(137,500)	3,058,000	20 May 2004 二零零四年五月二十日	20 May 2005 to 19 May 2014 二零零五年五月二十日至二零一四年五月十九日	9.45	13.15
Total 總計	22,866,000	–	(619,500)	(137,500)	22,109,000				

27 Employee Benefits (Continued)

(b) Equity compensation benefits (Continued)

27 僱員福利（續）

（乙） 股份補償福利（續）

	Number of Share Options outstanding on 1 July 2004 於二零零四年七月一日尚未被行使之股份期權數目	Number of Share Options granted during the year 年內授出之股份期權數目	Number of Share Options exercised during the year 年內已被行使之股份期權數目	Number of Share Options lapsed during the year 年內失效之股份期權數目	Number of Share Options outstanding on 30 June 2005 於二零零五年六月三十日尚未被行使之股份期權數目	Date granted 授出日期	Period during which options are exercisable 股份期權之行使期	Exercise price 行使價 $ 元	Weighted average share price before exercise of options 行使股份期權前之加權平均股價 $ 元
Hang Lung Properties Limited *恒隆地產有限公司*									
Directors 董事	18,694,000	–	–	–	18,694,000	20 May 2004 二零零四年五月二十日	20 May 2005 to 19 May 2014 二零零五年五月二十日至二零一四年五月十九日	9.20	–
Employees 僱員	10,867,000	–	(50,000)	(550,000)	10,267,000	20 May 2004 二零零四年五月二十日	20 May 2005 to 19 May 2014 二零零五年五月二十日至二零一四年五月十九日	9.20	11.10
	–	400,000	–	–	400,000	3 May 2005 二零零五年五月三日	3 May 2006 to 2 May 2015 二零零六年五月三日至二零一五年五月二日	11.85	–
Total 總計	29,561,000	400,000	(50,000)	(550,000)	29,361,000				

27 Employee Benefits (Continued)

(b) Equity compensation benefits (Continued)

The Share Options granted by the Company and HLP are not recognised in the financial statements until they are exercised. The weighted average value per Share Option granted by HLP during the year estimated at the date of grant using the Black-Scholes pricing model ("the Model") were $3. The weighted average assumptions used are as follows:

Risk-free interest rate	3%
Expected life (in years)	6
Volatility	0.4
Expected dividend per share	$0.4

The Model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Share Options of the Company and HLP have characteristics significantly different from those of traded options, the Model may not necessarily provide a reliable measure of their fair value.

28 Related Party Transactions

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project.

At 30 June 2005, the Group advanced to this jointly controlled entity a total of $1,015.3 million (2004 : $1,105.3 million). All advances are interest-free, unsecured and have no fixed settlement dates.

29 Comparative Figures

Certain comparative figures have been re-classified due to the changes in accounting policy for valuation of investment properties and deferred taxation, details of which are set out in note 1(b).

30 Approval of Accounts

The accounts were approved and authorised for issue by the Board of Directors on 31 August 2005.

27 僱員福利(續)

(乙) 股份補償福利(續)

本公司及恒隆地產授出之股份期權直至行使前均不會在財務報表內確認。年內恒隆地產授出之股份期權按於授出日期採用「柏力克—舒爾斯」期權定價模式(「該模式」)而估計之每份股份期權之加權平均價值為三元。所採用之加權平均假設如下:

無風險利率	百分之三
預期使用年限(年)	六
波幅	零點四
預期每股股息	四角

該模式乃為估計無限制賦予權及可全部轉讓之交易期權之公平價值而設。由於本公司及恒隆地產之股份期權之某些特點與交易期權之特點明顯不同,該模式未必可就公平價值提供可靠之計量。

28 關連人士交易

本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃,本集團持有該合營公司百分之二十權益。

於二零零五年六月三十日,本集團已向該合營公司合共墊款十億一千五百三十萬元(二零零四年:十一億零五百三十萬元)。所有墊款均為免息、無抵押及無固定償還期。

29 比較數字

由於重估投資物業及遞延稅項之會計政策出現變動,若干比較數字已作出調整,詳情載於附註1(乙)。

30 核准賬項

董事局於二零零五年八月三十一日核准並許可發行。

31 Principal Subsidiaries

At 30 June 2005

31 主要附屬公司

於二零零五年六月三十日

Company 公司	Issued Share Capital (HK$) 已發行股本（港元）	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Akihiro Company Limited*	2	100	100	Property development 物業發展	Hong Kong 香港
Amoy International Treasury Limited	8	53.1	—	Financial services 財務	British Virgin Islands 英屬維爾京群島
Antonis Limited	10,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
AP City Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
AP Joy Limited*	2	53.1	—	Property development 物業發展	Hong Kong 香港
AP Properties Limited*				Property development 物業發展	Hong Kong 香港
'A' Shares 「A」股	34	53.1	—		
'B' Shares 「B」股	6	—	—		
AP Star Limited	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
AP Success Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
AP Universal Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
AP Win Limited	1,000,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
AP World Limited*	2	53.1	—	Property development 物業發展	Hong Kong 香港
APW Finance Limited*	2	53.1	—	Financial services 財務	Hong Kong 香港
Bayliner Investment Ltd.	8	100	100	Investment holding 控股投資	British Virgin Islands 英屬維爾京群島
Believecity Limited	2	100	—	Investment holding & securities trading 控股投資及證券買賣	Hong Kong 香港
Bonna Estates Company Limited*	1,000,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Caddo Enterprises, Limited 基道企業有限公司	4,000,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Carmana Limited 嘉萬拿有限公司	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港

31 Principal Subsidiaries (Continued)

31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本(港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Cititop Limited*	2	53.1	—	Property development 物業發展	Hong Kong 香港
Cokage Limited	2	100	100	Investment holding 控股投資	Hong Kong 香港
Country Bond Development Limited* 港邦發展有限公司*				Investment holding 控股投資	Hong Kong 香港
'A' shares 「A」股	990	52.5	—		
'B' share 「B」股	1	53.1	—		
Country First Enterprises Limited* 港豐企業有限公司*	2	100	—	Investment holding 控股投資	Hong Kong 香港
Country Link Enterprises Limited* 港興企業有限公司*	5,000,000	56.4	—	Investment holding 控股投資	Hong Kong 香港
Crest Incorporated	16	100	—	Investment holding 控股投資	British Virgin Islands 英屬維爾京群島
Curicao Company Limited	2	100	—	Investment holding 控股投資	Hong Kong 香港
Dokay Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Ease Smart Development Limited* 怡傑發展有限公司*				Investment holding 控股投資	Hong Kong 香港
'A' share 「A」股	1	100	—		
'B' share 「B」股	1	53.1	—		
Easegood Enterprises Limited* 怡冠企業有限公司*	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Ever Brilliant Investment Limited* 恒穎投資有限公司*	2	100	100	Investment holding 控股投資	Hong Kong 香港
Folabs Limited	2	100	—	Property leasing 物業租賃	Hong Kong 香港
Fu Yik Company Limited	3	53.1	—	Property leasing 物業租賃	Hong Kong 香港

31 Principal Subsidiaries (Continued)

31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本(港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Gala Ruby Limited 璧玉有限公司	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Glory View Properties Limited 恒景置業有限公司	2	100	100	Property leasing 物業租賃	Hong Kong 香港
Gowily Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Grand Centre Limited*	4	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Grand Hotel Group Limited*	10,200	53.1	—	Apartment operating & management 服務式住宅經營及管理	Hong Kong 香港
Grand Hotel Holdings Limited* 格蘭酒店集團有限公司 *				Investment holding 控股投資	Hong Kong 香港
'A' shares 「A」股	62,163,123	53.1	—		
'B' shares 「B」股	6,000,000	53.1	—		
Great Cheer Development Limited* 恒宜發展有限公司 *	2	100	100	Property development 物業發展	Hong Kong 香港
Hang Chui Company Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Hang Far Company Limited	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Hang Fine Company Limited* 恒快有限公司 *	200	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Hang Kwok Company Limited	10,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Hang Lick Company Limited	10,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Hang Lung (Administration) Limited* 恒隆(行政)有限公司 *	10,000	53.1	—	Management services 管理服務	Hong Kong 香港
Hang Lung (China) Limited* 恒隆(中國)有限公司 *	2	100	100	Investment holding 控股投資	Hong Kong 香港

31 Principal Subsidiaries (Continued) 31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本 (港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Hang Lung Financial Services Limited* 恒隆財務管理有限公司 *	2	100	100	Financial services 財務	Hong Kong 香港
Hang Lung Investments Limited 恒隆投資有限公司	2	100	100	Investment holding 控股投資	Hong Kong 香港
Hang Lung Park-In Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Hang Lung Project Management Limited 恒隆工程策劃有限公司	10,000	53.1	—	Project management 物業發展策劃及管理	Hong Kong 香港
Hang Lung Properties Limited* 恒隆地產有限公司 *				Investment holding 控股投資	Hong Kong 香港
Ordinary shares 普通股	3,683,152,780	53.1	—		
Convertible cumulative preference shares 可換股累積優先股	434,362,500	—	—		
Hang Lung Property Management Limited 恒隆物業管理有限公司	100,000	53.1	—	Property management 物業管理	Hong Kong 香港
Hang Lung Real Estate Agency Limited 恒隆地產代理有限公司	2	53.1	—	Property agencies 物業代理	Hong Kong 香港
Hang Lung (Secretaries) Limited* 恒隆(秘書服務)有限公司 *	2	53.1	—	Secretarial services 秘書服務	Hong Kong 香港
Hang Lung (Shanghai) Properties Limited 恒隆(上海)地產發展有限公司	2	100	—	Management services 管理服務	Hong Kong 香港
Hang Lung (Tianjin) Limited* 恒隆(天津)有限公司 *	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Hang Lung Treasury Limited* 恒隆集團融資有限公司 *	2	100	100	Financial services 財務	Hong Kong 香港
Hanson Mortgage Limited 恒城財務有限公司	2	100	100	Financial services 財務	Hong Kong 香港
Hantak Limited*	2	100	100	Investment holding 控股投資	Hong Kong 香港
Hebo Limited*	2	100	100	Property development 物業發展	Hong Kong 香港

31 Principal Subsidiaries (Continued)

31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本(港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
HL Enterprises Limited	2	100	100	Investment holding 控股投資	Hong Kong 香港
HL Mortgage (HTG) Limited 恒隆按揭(恒豐園)有限公司	2	100	100	Financial services 財務	Hong Kong 香港
HL Mortgage (NH) Limited 恒隆按揭(名逸居)有限公司	2	100	100	Financial services 財務	Hong Kong 香港
HL Mortgage (NP) Limited 恒隆按揭(景峰豪庭)有限公司	2	100	100	Financial services 財務	Hong Kong 香港
HL Mortgage (NV) Limited 恒隆按揭(名賢居)有限公司	2	100	100	Financial services 財務	Hong Kong 香港
HLP (China) Limited* 恒隆地產(中國)有限公司*	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
HLP Treasury Limited* 恒隆地產融資有限公司*	2	53.1	—	Financial services 財務	Hong Kong 香港
HLP Treasury Services Limited	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Hoi Sang Limited	2	53.1	—	Investment holding 控股投資	Hong Kong 香港
Kindstock Limited	2	100	—	Investment holding 控股投資	Hong Kong 香港
Land Venture Limited 隆卓有限公司	2	100	—	Property development 物業發展	Hong Kong 香港
Levington Limited	8	53.1	—	Financial services 財務	British Virgin Islands 英屬維爾京群島
Lockoo Limited 樂古有限公司	1,000,002	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Luckyson Investments Limited* 運生投資有限公司*	10,000	100	—	Property development 物業發展	Hong Kong 香港
Lungsun Mortgage (PV) Limited 隆新按揭(帝欣苑)有限公司	20	89.7	—	Financial services 財務	Hong Kong 香港

31 Principal Subsidiaries (Continued)　31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本(港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Mansita Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Merrysun Limited 敏新有限公司	2	100	—	Investment holding 控股投資	Hong Kong 香港
Modalton Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Monafat Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Nikco Limited* 力奧有限公司*	2	100	—	Property leasing 物業租賃	Hong Kong 香港
Ocean Time Investments Limited 海麗投資有限公司	10,000	100	—	Property leasing 物業租賃	Hong Kong 香港
Ottringham Limited	20	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Palex Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Paradot Limited	2	100	100	Property development 物業發展	Hong Kong 香港
Pocaliton Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Promax Limited*	2	89.7	—	Property development 物業發展	Hong Kong 香港
Prosperland Housing Limited* 恒旺有限公司*	1,560,000	100	100	Investment holding 控股投資	Hong Kong 香港
Purotat Limited	2	100	100	Investment holding 控股投資	Hong Kong 香港
Rago Star Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Rioloy Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Ronhero Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Scotat Limited*	2	89.7	—	Investment holding 控股投資	Hong Kong 香港
Stanman Properties Limited* 敦汶置業有限公司*	20	100	100	Property development 物業發展	Hong Kong 香港

31 Principal Subsidiaries (Continued)

31 主要附屬公司(續)

Company 公司	Issued Share Capital (HK$) 已發行股本(港元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Stooket Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Style Giant Limited*	2	89.7	—	Property development 物業發展	Hong Kong 香港
Success Cosmos Development Limited 恒豪發展有限公司	2	100	100	Property development 物業發展	Hong Kong 香港
Tegraton Limited*	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Topnic Limited*	2	100	100	Property leasing 物業租賃	Hong Kong 香港
Velan Limited*	2	100	100	Property development 物業發展	Hong Kong 香港
Wai Luen Investment Company, Limited 偉聯置業有限公司	100,000	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Wililoy Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Yangli Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港
Yee Fly Investment Limited 愉快置業有限公司	1,000	100	100	Investment holding & securities trading 控股投資及證券買賣	Hong Kong 香港
Zarat Limited	2	53.1	—	Property leasing 物業租賃	Hong Kong 香港

31 Principal Subsidiaries (Continued)

31 主要附屬公司(續)

Equity Joint Venture in The People's Republic of China 中華人民共和國中外合資企業	Registered Capital (US$) 註冊資本 (美元)	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Shanghai Hang Bond Property Development Co., Ltd.* 上海恒邦房地產開發有限公司*	167,004,736	52	—	Property development & leasing 物業發展及租賃	The People's Republic of China 中華人民共和國
Shanghai Heng Cheng Real Estate Development Co., Ltd.* 上海恒城房地產有限公司*	17,766,000	70	—	Property development 物業發展	The People's Republic of China 中華人民共和國
Shanghai Kong Hui Property Development Co., Ltd.* 上海港匯房地產開發有限公司*	165,000,000	50.8	—	Property development & leasing 物業發展及租賃	The People's Republic of China 中華人民共和國

* *Audited by KPMG*

* 經畢馬威會計師事務所審核

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

32 Principal Jointly Controlled Entities

At 30 June 2005

32 主要合營公司

於二零零五年六月三十日

Company 公司	Issued Share Capital (HK$) 已發行股本（港元）	% Held by The Group 集團所佔權益百分率	% Held by The Company 公司所佔權益百分率	Activity 業務	Place of Incorporation and Operations 註冊及營業地點
Daily Win Development Limited 日威發展有限公司	400	25	–	Property leasing 物業租賃	Hong Kong 香港
Hang Hing Mortgage (TH) Limited 恒興按揭(大興)有限公司	2	50	–	Financial services 財務	Hong Kong 香港
Hang Lung-Hakuyosha Dry Cleaning Limited 恒隆白洋舍乾洗有限公司	519,000	50	–	Dry and laundry cleaning 乾洗及洗衣服務	Hong Kong 香港
Newfoundworld Finance Limited	100,000	20	–	Financial services 財務	Hong Kong 香港
Newfoundworld Holdings Limited	2,000,000	20	–	Investment holding 控股投資	Hong Kong 香港
Newfoundworld Limited	2,000,000	20	–	Property development 物業發展	Hong Kong 香港
Pure Jade Limited	1,000	20	–	Property development 物業發展	Hong Kong 香港
Star Play Development Limited 星際發展有限公司	3	17.7	–	Property leasing 物業租賃	Hong Kong 香港

The above companies are not audited by KPMG.

上列公司並非經畢馬威會計師事務所審核。

The above list gives the principal jointly controlled entities of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

上表列出董事局認為對本集團之溢利及資產有重大影響之主要合營公司。

Ten-year Financial Summary
十年財務概覽

	2005 $Million 百萬元	2004 $Million 百萬元 (restated) (重列)	2003 $Million 百萬元	2002 $Million 百萬元	2001 $Million 百萬元	2000 $Million 百萬元	1999 $Million 百萬元	1998 $Million 百萬元	1997 $Million 百萬元	1996 $Million 百萬元
Total assets *(Notes 1 & 5)* 總資產 *(附註1及5)*	**58,610**	52,004	46,416	48,921	50,234	49,568	45,806	46,017	56,575	52,008
Investment properties *(Note 1)* 投資物業 *(附註1)*	**39,370**	32,227	28,658	28,461	28,530	26,577	22,955	26,780	37,089	32,544
Properties for sale 待售物業										
– Completed – 已建成	**10,757**	7,078	542	284	359	2,700	431	640	192	2,049
– Under development – 發展中	**–**	5,018	10,914	9,688	8,407	4,562	4,790	1,939	5,047	5,928
Cash and deposits with banks 現金及銀行存款	**3,734**	1,959	1,684	3,673	4,187	5,333	6,014	5,313	5,720	4,621
Total liabilities *(Notes 1 & 5)* 總負債 *(附註1及5)*	**14,289**	17,538	17,185	16,540	16,101	14,842	12,630	9,493	8,914	11,923
Bank loans and overdrafts *(Note 5)* 銀行貸款及透支 *(附註5)*	**6,397**	11,319	9,759	9,473	12,320	9,456	9,212	5,880	4,865	8,732
Convertible bonds 可換股債券	**–**	–	3,414	3,390	–	–	–	–	–	–
Shareholders' funds / Net assets *(Note 1)* 股東權益/資產淨值 *(附註1)*	**22,839**	18,829	16,888	18,160	19,146	19,828	19,009	20,934	26,745	23,321
Turnover 營業額	**7,472**	5,449	3,421	3,254	5,579	2,428	2,898	5,230	7,359	6,939
Net profit attributable to shareholders *(Note 1)* 股東應佔純利 *(附註1)*	**4,678**	2,544	387	692	745	873	1,265	1,029	2,520	2,275
Underlying net profit *(Note 2)* 基本純利 *(附註2)*	**1,903**	**987**	**387**	**692**	**745**	**873**	**1,265**	**1,029**	**2,520**	**2,275**
Dividends 股息	**724**	637	584	582	582	695	505	411	1,000	937
Per share data 每股資料										
Earnings *(Note 1)* 盈利 *(附註1)*										
– Basic – 基本	**352.2¢**	191.7¢	29.2¢	52.3¢	56.3¢	65.7¢	95.2¢	77.1¢	187¢	168.8¢
– Diluted – 攤薄	**350.0¢**	191.3¢	29.2¢	52.2¢	56.2¢	–	–	–	177.1¢	160.9¢
Underlying earnings *(Note 2)* 基本盈利 *(附註2)*										
– Basic – 基本	**143.3¢**	74.4¢	29.2¢	52.3¢	56.3¢	65.7¢	95.2¢	77.1¢	187¢	168.8¢
– Diluted – 攤薄	**142.4¢**	74.2¢	29.2¢	52.2¢	56.2¢	–	–	–	177.1¢	160.9¢

	2005	2004 (restated) (重列)	2003	2002	2001	2000	1999	1998	1997	1996
Dividends 股息										
– Interim – 中期	**14.5¢**	12¢	12¢	12¢	12¢	12¢	14¢	26¢	26¢	24.5¢
– Final – 末期	**40¢**	36¢	32¢	32¢	32¢	40.5¢	24¢	5¢	48.5¢	45¢
– Total for the year – 全年	**54.5¢**	48¢	44¢	44¢	44¢	52.5¢	38¢	31¢	74.5¢	69.5¢
Net assets *(Notes 1 & 4)* 資產淨值 *(附註1及4)*	**$17.2**	$14.2	$12.7	$13.7	$14.5	$15.0	$14.3	$15.8	$19.9	$17.3
Gearing ratio *(Notes 1 & 3)* 負債率 *(附註1及3)*	**10%**	24%	31%	25%	22%	14%	11%	4%	N/A	11%
Pay-out ratio *(Note 1)* 派息比率 *(附註1)*	**15%**	25%	151%	84%	78%	80%	40%	40%	40%	41%
Underlying pay-out ratio *(Note 2)* 基本派息比率 *(附註2)*	**38%**	65%	151%	84%	78%	80%	40%	40%	40%	41%
Number of Shares outstanding (in million) 已發行股數(百萬)	**1,328**	1,328	1,325	1,324	1,322	1,325	1,329	1,329	1,343	1,348

Notes:

1. Figures for 2004 have been restated due to the adoption of Hong Kong Accounting Standard 40 on investment properties and Hong Kong (SIC) Interpretation 21 on deferred tax starting from the current year. For year 2003 and before, no restatements are made.

2. To facilitate better understanding of the Group's operational results, the underlying net profit, earnings per share and pay-out ratio are presented by excluding the effect of changes in fair value of investment properties and their related deferred tax.

3. Gearing ratio represents net debt over equity plus net debt. Net debt represents bank loans and overdrafts, convertible bonds, floating rate notes and finance lease obligations, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

4. Based on net assets divided by number of shares outstanding on the balance sheet date.

5. Bank loans and overdrafts have been net off unamortised front end fees for year 2003 and after.

附註：

1. 由於從本年度開始採納《香港會計準則》第四十號投資物業及《香港註釋常務委員會詮釋》第二十一號遞延稅項之政策，二零零四年之有關數字已作出調整。二零零三年及以前之年度並未重列。

2. 為加強對本集團營運業績的理解，上述之基本純利、每股盈利及派息比率均已撤除投資物業之公平值變動及其有關遞延稅項的影響。

3. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款及透支、可換股債券、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。

4. 根據於結算日之資產淨值除已發行股數。

5. 於二零零三年及以後之年度，銀行貸款及透支已扣除未攤銷之財務費用。

Financial Calendar
財務日誌

Interim Results announced 3 March 2005	**公布中期業績** 二零零五年三月三日
Interim Dividend paid 22 April 2005	**已派發中期股息** 二零零五年四月二十二日
Annual Results announced 31 August 2005	**公布全年業績** 二零零五年八月三十一日
Latest time to lodge transfer 4:00 p.m. on 1 November 2005	**截止辦理股份過戶** 二零零五年十一月一日下午四時正
Share Register closed (for final dividend) 2 November to 4 November 2005 (both days inclusive)	**暫停辦理股份過戶登記** (就末期股息而言) 二零零五年十一月二日至十一月四日 (首尾兩天包括在內)
Annual General Meeting 11:00 a.m. on 8 November 2005 at Registered Office (Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)	**股東週年大會** 二零零五年十一月八日上午十一時正 假座註冊辦事處 (細節請參閱本年報附上之股東週年大會通告)
Proposed Final Dividend payable 25 November 2005	**建議派發末期股息** 二零零五年十一月二十五日

Listing Information
上市資料

At 30 June 2005

1,328,149,742 shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited

於二零零五年六月三十日

1,328,149,742 股每股面值港幣1.00元之股份在香港聯合交易所有限公司上市

Stock Code	股份代號	
Hong Kong Stock Exchange	香港聯合交易所	0010
Reuters	路透社	0010.HK
Bloomberg	彭博	10HK
Board Lot Size (Share)	**每手買賣單位（股份）**	1,000
American Depositary Receipt	**美國預託證券**	
Sponsored Level-1 (Over the Counter)	第一級保薦(櫃台交易)	
CUSIP Number / Ticker Symbol	證券識別統一號碼/票據代號	41043E102/HNLGY
ADR : Underlying Share Ratio	預託證券對股份之比率	1:5
Depositary Bank	存託銀行	The Bank of New York 紐約銀行 (http://www.adrbny.com)

Share Registrars	股票過戶及登記處
Computershare Hong Kong Investor Services Limited	香港中央證券登記有限公司
17th Floor, Hopewell Centre	香港皇后大道東一百八十三號
183 Queen's Road East, Hong Kong	合和中心十七樓
Telephone : 2862 8628	電話：2862 8628
Fax : 2529 6087	傳真：2529 6087

Investor Relations Contact	投資者關係聯絡
Terry S. Ng	吳士元
Executive Director	*執行董事*
Email address: ir@hanglung.com	電郵地址：ir@hanglung.com

Share Information 股份資料

		Price 股價 High 最高 HK$ 港幣	Price 股價 Low 最低 HK$ 港幣	Total Trading Volume 總成交額 No. of Shares 股份數目			Price 股價 High 最高 HK$ 港幣	Price 股價 Low 最低 HK$ 港幣	Total Trading Volume 總成交額 No. of Shares 股份數目
2004					2003				
Third quarter	第三季	12.95	10.25	81,939,000	Third quarter	第三季	9.30	6.55	149,336,000
Fourth quarter	第四季	15.70	12.35	112,446,000	Fourth quarter	第四季	10.35	9.15	124,021,000
2005					2004				
First quarter	第一季	15.40	13.10	160,793,000	First quarter	第一季	13.05	9.85	165,829,000
Second quarter	第二季	14.20	12.90	65,378,000	Second quarter	第二季	12.30	9.05	89,520,000

Share Price as at 30 June 2005: HK$13.80
Share Price as at 30 June 2004: HK$10.50

於二零零五年六月三十日之股價：港幣13.80元
於二零零四年六月三十日之股價：港幣10.50元


Seeing
beyond
limits.
用遠見·來創展
Reaching
beyond
limits.
用遠見·來創展
Annual Report
2004/05 年報

Seeing Beyond Limits. Reaching Beyond Limits. With its long-term strategic vision, Hang Lung Group sees beyond limitations to guide future growth and development. Executing the Group's long-term vision with passion and professionalism, Hang Lung Properties reaches beyond limitations to set the benchmark for the property industry throughout China.

用遠見．來創展。恒隆集團抱長線策略性視野，高瞻遠矚，為未來創造增長。恒隆地產執行集團之鴻圖大計，以雄毅和專才在神州大地樹立指標，攻無不克。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



恒隆集團有限公司
HANG LUNG GROUP LIMITED

(Stock Code: 10)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Group Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 8th November, 2005 at 11:00 a.m. for the following purposes:-

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2005.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Meeting of the Company;

(ii) the expiration of the period within which the next Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 6th October, 2005

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Directors:
Executive Directors: Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN and Mr. Terry S. NG
Non-Executive Director: Mr. Gerald L. CHAN
Independent Non-Executive Directors: Ms. Laura L.Y. CHEN, Dr. H.K. CHENG, Mr. Simon S.O. IP, Dr. York LIAO and Mr. S.S. YIN

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. Pursuant to Article 74 of the Articles of Association of the Company, a poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

The Chairman intends to demand a poll on each of the resolutions submitted for voting at the Meeting. The results of the poll will be published in the newspapers and on the Company's and the Stock Exchange's websites on the business day following the Meeting.

3. The Register of Members will be closed from Wednesday, 2nd November, 2005 to Friday, 4th November, 2005, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 1st November, 2005.

4. In relation to Resolution No. 3, the directors coming up for re-election are Mr. Gerald L. Chan, Mr. Ronnie C. Chan and Mr. Nelson W.L. Yuen, and separate resolutions will be proposed for their respective re-election at the Meeting. Details of these directors are set out in Appendix I to this Notice of the Meeting ("Notice").

5. With respect to Resolution No. 5A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), is set out in Appendix II to this Notice.

6. Concerning Resolution No. 5B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

7. With respect to Resolution No. 5C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Gerald L. Chan, Mr. Ronnie C. Chan and Mr. Nelson W.L. Yuen shall retire from the board by rotation at the forthcoming Meeting and, being eligible, offer themselves for re-election. The following are the particulars of these three directors proposed to be elected at the Meeting to be held on 8th November, 2005:

1. **Mr. Gerald L. CHAN**, aged 54, Non-executive Director of the Company. Mr. Chan has been a Director of the Company since 1986. He is Chairman of Media Partners International Holdings Inc., an outdoor media company listed on the GEM of the Stock Exchange. Since 1985, Mr. Chan has been involved in venture capital and direct investments globally and sits on the board of numerous private companies. He serves on the advisory councils of several universities including Harvard School of Public Health, John Hopkins University and the University of Southern California. Mr. Chan received his undergraduate training in engineering at the University of California at Los Angeles and his Doctor of Science degree from Harvard University. He is a brother of Mr. Ronnie C. Chan, Chairman of the Company.

   Other than in his capacity as a director of the Company and a brother of Mr. Ronnie C. Chan, Mr. Chan has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 23rd September, 2005, the latest practicable date, the Company had received no notification of Mr. Chan having any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The amount of director's fee paid for the year ended 30th June, 2005 to Mr. Chan was $130,000 determined by his duty and responsibility. Mr. Chan does not have a service contract with the Company.

2. **Mr. Ronnie C. CHAN**, aged 55, Chairman of the Company. Mr. Chan joined the Company in 1972 and became Chairman in 1991. He is also Chairman of Hang Lung Properties Limited ("HLPL"), a listed subsidiary of the Company. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Centre, and a board member of the China Development Research Foundation of the State Council of the People's Republic of China. Mr. Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California, U.S.A., where he received his MBA. He is a brother of Mr. Gerald L. Chan, a Non-Executive Director of the Company.

   Other than in his capacity as the Chairman of the Company and as the Chairman of HLPL, and also a brother of Mr. Gerald L. Chan, Mr. Chan has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 23rd September, 2005, the latest practicable date, Mr. Chan had notified the Company, within the meaning of Part XV of the Securities and Futures Ordinance, of his interest in share options in respect to 5,090,000 underlying shares of the Company and 5,090,000 underlying shares of HLPL granted to him pursuant to the respective Share Option Schemes of the Company and HLPL. The amount of emoluments paid for the year ended 30th June, 2005 to Mr. Chan was $11.8 million determined by the scope of responsibility and accountability, and his individual performance, taking into consideration of the Company's performance and profitability, market practice and prevailing business conditions. Mr. Chan does not have a service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

3. **Mr. Nelson W.L. YUEN**, aged 54, Executive Director of the Company. Mr. Yuen has been with the Company since 1978 when he joined the Company as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining the Company, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of HLPL.

   Other than in his capacity as an executive director of the Company and as an executive director of HLPL, Mr. Yuen has no relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 23rd September, 2005, the latest practicable date, Mr. Yuen had notified the Company, within the meaning of Part XV of the Securities and Futures Ordinance, of his interest in share options in respect to 5,500,000 underlying shares of the Company and 7,126,000 underlying shares of HLPL granted to him pursuant to the respective Share Option Schemes of the Company and HLPL. The amount of emoluments paid for the year ended 30th June, 2005 to Mr. Yuen was $12.4 million determined by the scope of responsibility and accountability, and his individual performance, taking into consideration of the Company's performance and profitability, market practice and prevailing business conditions. Mr. Yuen does not have a service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Meeting to be held on 8th November, 2005 and also constitutes the Memorandum required by Section 49BA of the Companies Ordinance:-

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 23rd September, 2005, the latest practicable date for determining such figures, the number of Shares in issue was 1,330,884,742. On the basis of such figures (and assuming no Shares are repurchased after 23rd September, 2005 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 133,088,474 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2005 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at 23rd September, 2005, the latest practicable date prior to the printing of this document, CHAN TAN Ching Fen (founder of the Trust) and Cole Limited (a Trust) are taken to have interest in the same parcel of 493,463,580 Shares, representing 37.08 per cent. of the Company's issued share capital. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Meeting, their interests in the issued share capital of the Company would be increased from 37.08 per cent. to 41.20 per cent., and they would be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase. The directors have no present intention for the Company to exercise the Repurchase Mandate to such an extent as would give rise to an obligation on CHAN TAN Ching Fen and Cole Limited to make a mandatory offer under Rule 26 of the Takeovers Code.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
September 2004	12.95	11.80
October 2004	12.85	12.35
November 2004	15.25	12.65
December 2004	15.70	14.30
January 2005	15.40	13.40
February 2005	14.25	13.10
March 2005	14.30	13.50
April 2005	14.20	13.40
May 2005	14.15	12.90
June 2005	14.00	13.10
July 2005	15.65	13.60
August 2005	15.85	14.35
September 2005 (up to the latest practicable date)	15.70	14.70

五百八十股股份中擁有權益，該等股份相當於本公司已發行股本百分之三十七點零八之權益。根據該等權益，倘本公司根據將於大會上提呈之決議案之條款，全面行使權利購回股份，則彼等於本公司已發行股本中之權益將會由百分之三十七點零八增加至百分之四十一點二，而彼等將會因該項權益增加而有責任根據收購守則第26條提出強制性收購建議。董事現無意令本公司行使購回授權至將會引致陳譚慶芬及Cole Limited根據收購守則第26條有責任提出強制性收購建議。

(viii)本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高	**最低**
	(港元)	*(港元)*
二零零四年九月	12.95	11.80
二零零四年十月	12.85	12.35
二零零四年十一月	15.25	12.65
二零零四年十二月	15.70	14.30
二零零五年一月	15.40	13.40
二零零五年二月	14.25	13.10
二零零五年三月	14.30	13.50
二零零五年四月	14.20	13.40
二零零五年五月	14.15	12.90
二零零五年六月	14.00	13.10
二零零五年七月	15.65	13.60
二零零五年八月	15.85	14.35
二零零五年九月(直至最後實際可行日期)	15.70	14.70

以下之說明書為根據上市規則必須就擬於二零零五年十一月八日舉行之大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零五年九月二十三日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億三千零八十八萬四千七百四十二股。按上述數字(及假定於二零零五年九月二十三日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千三百零八萬八千四百七十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零五年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 倘一名股東於本公司之投票權之比例權益因購回股份而增加，就香港公司合併收購守則(「收購守則」)而言，該等增加將被視作一項收購。因此，一名股東或一群一致行動之股東可取得或鞏固本公司之控制權，並根據收購守則第26條，有責任提出強制性收購建議。於二零零五年九月二十三日(本文件付印前之最後實際可行日期)，陳譚慶芬(信託創辦人)及Cole Limited(一項信託)被視為於同一批之四億九千三百四十六萬三千

(三) **袁偉良先生**現年五十四歲，本公司之執行董事，於一九七八年加盟本公司出任本公司之財務總監。一九八一年晉升為助理董事，開始處理本集團各類業務。彼於一九八八年出任執行董事，繼而於一九九二年獲委任為董事總經理。加盟本公司前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆地產之董事總經理。

除其作為本公司執行董事及恒隆地產執行董事之身份外，袁先生與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零五年九月二十三日(最後實際可行日期)，袁先生已知會本公司，就證券及期貨條例第XV部所界定，彼於根據本公司及恒隆地產之股份期權計劃，分別獲授五百五十萬股本公司及七百一十二萬六千股恒隆地產相關股份中擁有購股權之權益。截至二零零五年六月三十日止年度，袁先生之酬金總額為一千二百四十萬元，該酬金乃按照職責及問責之範圍、其任出為董事之表現，經考慮本公司之表現及盈利、市場慣例及現行之業務條件而釐定。袁先生並無與本公司訂立任何於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

根據本公司組織章程細則第一百零三、一百零四及一百一十八條規定，陳樂宗先生、陳啟宗先生及袁偉良先生須於即將舉行之大會輪值告退，惟彼等願膺選連任。以下為建議於二零零五年十一月八日舉行之大會上遴選之三名董事詳情：

(一) **陳樂宗先生**現年五十四歲，本公司之非執行董事，自一九八六年起出任本公司董事。彼為媒體伯樂集團有限公司之主席，該公司在聯交所創業板上市，經營戶外廣告媒體業務。陳先生由一九八五年起從事環球性之創業投資及直接投資，並在多家私人公司擔任董事。彼為哈佛大學公共衛生學院、約翰霍普金斯大學及美國南加州大學等多間大學之顧問委員會成員。陳先生在洛杉磯加州大學完成工程學高級學位課程，並獲哈佛大學頒授科學博士學位。彼為本公司主席陳啟宗先生之胞弟。

除其作為本公司董事以及陳啟宗先生之胞弟之身份外，陳先生與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零五年九月二十三日(最後實際可行日期)，本公司並無接獲陳先生知會，彼於本公司之股份中擁有任何證券及期貨條例第XV部界定之權益。截至二零零五年六月三十日止年度，陳先生之董事袍金為十三萬元，此乃按照其職責而釐定。陳先生並無與本公司訂立任何服務合約。

(二) **陳啟宗先生**現年五十五歲，本公司之主席，於一九七二年加盟本公司，一九九一年出任主席。彼亦為本公司之上市附屬公司 — 恒隆地產有限公司(「恒隆地產」)之主席。陳先生為香港地產建設商會副會長、亞洲協會副主席兼其香港分會主席，及中國國務院屬下中國發展研究基金會常務理事。陳先生亦為多個國際智庫和大學的董事局或顧問委員會成員，如香港科技大學及美國南加州大學等。陳氏持有美國南加州大學工商管理學碩士。彼亦為本公司非執行董事陳樂宗先生之胞兄。

除其作為本公司主席及恒隆地產主席，以及陳樂宗先生之胞兄之身份外，陳先生與本公司任何董事、高級管理層、主要股東或控股股東無任何關係。於二零零五年九月二十三日(最後實際可行日期)，陳先生已知會本公司，就證券及期貨條例第XV部所界定，彼於根據本公司及恒隆地產之股份期權計劃，分別獲授五百零九萬股本公司及五百零九萬股恒隆地產相關股份中擁有購股權之權益。截至二零零五年六月三十日止年度，陳先生之酬金總額為一千一百八十萬元，該酬金乃按照職責及問責之範圍、其出任為董事之表現，經考慮本公司之表現及盈利、市場慣例及現行之業務條件而釐定。陳先生並無與本公司訂立任何於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

三、 本公司將於二零零五年十一月二日(星期三)至二零零五年十一月四日(星期五)(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲享有建議之末期股息，須於二零零五年十一月一日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、 就第三項決議案而言，即將重選之董事為陳樂宗先生、陳啟宗先生及袁偉良先生，將於大會上就彼等之重選提呈個別決議案。該等董事之詳情載於本大會通告(「通告」)附錄一內。

五、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。根據聯交所證券上市規則(「上市規則」)規定，有關之說明書載於通告附錄二內。

六、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

七、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零五年十月六日

註冊辦事處：
香港
德輔道中四號
二十八樓

董事：
*執行董事：*陳啟宗先生、袁偉良先生及吳士元先生
*非執行董事：*陳樂宗先生
*獨立非執行董事：*陳樂怡女士、鄭漢鈞博士、葉錫安先生、廖約克博士及殷尚賢先生

附註：

一、凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、根據本公司組織章程細則第七十四條規定，大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

主席計劃於大會上要求以投票方式表決每一條提呈之決議案，而投票結果將於緊接着大會後的營業日於報章以及本公司和聯交所網頁公佈。

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆大會結束時；

(ii) 按法律規定召開下屆大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議**：

(a) 在下文(c)段之規限下及根據公司條例第57B 段，全面及無條件批准本公司董事於有關期間(定義見大會通告中第五A(c)項決議案)內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案(即大會通告中第五C 項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及



恒隆集團有限公司
HANG LUNG GROUP LIMITED
(股份代號：10)

股東週年大會通告

茲通告恒隆集團有限公司(「本公司」)訂於二零零五年十一月八日(星期二)上午十一時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會(「大會」)，討論下列事項：

一、省覽截至二零零五年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、A. 「**動議**：

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間(定義見下文)內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司(「聯交所」)，或於證券及期貨事務監察委員會以及聯交所根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.



公司編號 Company Number: 6206

1 公司名稱 Company Name

恒隆集團有限公司
HANG LUNG GROUP LIMITED

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	24	10	2005
至 To			

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	288,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	2,433,600.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	1,331,772,742.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 26th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLG0127 / Deadline: 24/11/2005

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

14/11/2005 11:12:15

Submission No.:	222025671/1
CR NO.:	0006206
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$2,434.00

Receipt No.	Method	Amount(HKD)
222220036662	Chq	$2,434.00

表格
Form **SC1**

公司編號 **Company Number**

6206

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	288,000	HKD 1,00	HKD 9.45	HKD 0.00	HKD 8.45	HKD 2,433,600.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

公司編號 Company Number

6206

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
何世良 Wilfred Sai Leung HO	Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong	288,000	
	各類別股份分配的總數 Total Shares Allotted by Class	288,000	

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~ ／ 秘書 Secretary *

日期 Date : 24/10/2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
Hang Lung Group Limited

2. Stock Code: 10

3. Class of shares: Ordinary Shares

4. Number of issued shares in class
1,329,054,742

5. Name of substantial shareholder
The Capital Group Companies, Inc.

8. Business registration number
N/A

9. Place of incorporation
Delaware, USA

Certificate of Incorporation No.
860206507

6. Registered office
333 South Hope Street, 55th Floor
Los Angeles, CA 90071

10. Contact Person
Vivien Tan

11. Daytime telephone
(213) 615-0469

12. E-mail address
GRGroup@capgroup.com

7. Principal place of business in Hong Kong
2601 One International Finance Centre, No.1 Harbour View Street Hong Kong

****To avoid delay, please send all correspondence to our office at:**

333 South Hope Street, 55th Floor
Los Angeles, CA 90071, USA

13. Exchange on which listed
N/A

14. Name of listed parent and exchange on which parent is listed
N/A

15. Date of relevant event

27	10	2005
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	103	202	202	1,000,000	HKD	14.6000	14.6000		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	92,480,300	6.9584%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	93,480,300	7.0336%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	93,480,300	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

. Further information in relation to interests of corporations controlled by substantial shareholder

ame of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
apital Research and anagement Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	8,767,000	
apital Group International, c.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
apital Guardian Trust ompany	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	47,893,300	
apital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	2,173,000	
apital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	26,854,000	
apital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	7,793,000	

. Further information in relation to interests held by substantial shareholder jointly with another person

ame of joint shareholder	Address	Number of shares	
		Long Position	Short Position
IL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

28	10	2005
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st October, 2005

To: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li — Tel No : 2879 0365
(Name of Responsible Official)

Date : 7th November, 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: ✔
2. Preference shares: N/A
3. Other classes of shares: N/A — please specify: ____
4. Warrants: N/A — please specify: ____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000.00
Increase/(Decrease) (EGM approval date):	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	1.00	2,000,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,331,184,742	N/A	N/A
Increase/~~(Decrease)~~ during the month	588,000		
Balance at close of the month:	1,331,772,742		

(D) Details of Movement:

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Exercise price: HK$	Per	attached			-	588,000
2. Share Option Exercise price: HK$					-	
3. Share Option Exercise price: HK$					-	
4. Share Option Exercise price: HK$					-	
5. Share Option Exercise price: HK$					-	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (please specify)	Price:	Issue and allotment Date:				
	Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased~~/(decreased)~~ during the month:					588,000

Remarks:

Authorised Signatory:

Name: Esther Li

Title: Assistant Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	4,190,000	Nil	Nil	Nil	4,190,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$6.87	45,000	Nil	Nil	Nil	45,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil
- Exercise price: HK$10.17	500,000	Nil	Nil	Nil	500,000	Nil
- Exercise price: HK$9.45	12,969,000	Nil	588,000	Nil	12,381,000	588,000




恒隆集團
HANG LUNG GROUP

恒隆集團有限公司 Hang Lung Group Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 10)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Group Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 8th November, 2005 at 11:00 a.m. for the following purposes:-

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2005.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

5. A. "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

   (i) the conclusion of the next Meeting of the Company;

   (ii) the expiration of the period within which the next Meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 6th October, 2005

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Directors:
Executive Directors: Mr. Ronnie C. CHAN, Mr. Nelson W.L. YUEN and Mr. Terry S. NG
Non-Executive Director: Mr. Gerald L. CHAN
Independent Non-Executive Directors: Ms. Laura L.Y. CHEN, Dr. H.K. CHENG, Mr. Simon S.O. IP, Dr. York LIAO and Mr. S.S. YIN

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. Pursuant to Article 74 of the Articles of Association of the Company, a poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

The Chairman intends to demand a poll on each of the resolutions submitted for voting at the Meeting. The results of the poll will be published in the newspapers and on the Company's and the Stock Exchange's websites on the business day following the Meeting.

3. The Register of Members will be closed from Wednesday, 2nd November, 2005 to Friday, 4th November, 2005, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 1st November, 2005.

4. In relation to Resolution No. 3, the directors coming up for re-election are Mr. Gerald L. Chan, Mr. Ronnie C. Chan and Mr. Nelson W.L. Yuen, and separate resolutions will be proposed for their respective re-election at the Meeting. Details of these directors are set out in Appendix I to the Notice of the Meeting of the Company dated 6th October, 2005 ("Notice").

5. With respect to Resolution No. 5A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), is set out in Appendix II to the Notice.

6. Concerning Resolution No. 5B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

7. With respect to Resolution No. 5C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

Please also refer to the published version of this announcement in South China Morning Post.


恒 隆 集 團
HANG LUNG GROUP

恒隆集團有限公司 Hang Lung Group Limited

(於香港註冊成立之有限公司)

(股份代號：10)

股東週年大會通告

茲通告恒隆集團有限公司(「本公司」)訂於二零零五年十一月八日(星期二)上午十一時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會(「大會」)，討論下列事項：

一、 省覽截至二零零五年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、A. 「**動議**：

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間(定義見下文)內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司(「聯交所」)，或於證券及期貨事務監察委員會以及聯交所根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆大會結束時；

(ii) 按法律規定召開下屆大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議**：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間（定義見大會通告中第五A(c)項決議案）內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即大會通告中第五C項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照大會通告中第五B 項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零五年十月六日

註冊辦事處：
香港
德輔道中四號
二十八樓

董事：
執行董事：陳啟宗先生、袁偉良先生及吳士元先生
非執行董事：陳樂宗先生
獨立非執行董事：陳樂怡女士、鄭漢鈞博士、葉錫安先生、廖約克博士及殷尚賢先生

附註：

一、凡有權出席大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、根據本公司組織章程細則第七十四條規定，大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

主席計劃於大會上要求以投票方式表決每一條提呈之決議案，而投票結果將於緊接着大會後的營業日於報章以及本公司和聯交所網頁公佈。

三、本公司將於二零零五年十一月二日(星期三)至二零零五年十一月四日(星期五)(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲享有建議之末期股息，須於二零零五年十一月一日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、就第三項決議案而言，即將重選之董事為陳樂宗先生、陳啟宗先生及袁偉良先生，將於大會上就彼等之重選提呈個別決議案。該等董事之詳情載於日期為二零零五年十月六日之本公司大會通告(「通告」)附錄一內。

五、有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。根據聯交所證券上市規則(「上市規則」)規定，有關之説明書載於通告附錄二內。

六、有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

七、有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

請同時參閱本公布於星島刊登的內容。

Our Ref: SO-251-2005/HLGL

13th October, 2005

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Proxy Form

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

cc IFN Financial Press Ltd. (Attn. Mr. Vincent Chan)


COPY


恒隆集團有限公司
HANG LUNG GROUP LIMITED
(Stock Code: 10)

PROXY FORM

I/We ____

of ____

being the registered holder(s) of ______________ shares of $1.00 each of **Hang Lung Group Limited**

("the Company") hereby appoint ____

of ____

or failing him ____

of ____

or failing him the Chairman of the Annual General Meeting ("the Meeting") to act as my/our proxy to attend and on a poll to vote for me/us and on my/our behalf at the Meeting of the Company to be held on Tuesday, 8th November, 2005 at 11:00 a.m. and of any adjournment thereof as indicated below:

Resolutions*	**For**	**Against**
1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2005		
2. To declare the final dividend recommended by the Directors		
3. A. To re-elect Mr. Gerald L. Chan as a Director		
B. To re-elect Mr. Ronnie C. Chan as a Director		
C. To re-elect Mr. Nelson W.L. Yuen as a Director		
D. To authorise the Board of Directors to fix Directors' fees		
4. To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors		
To approve the following Ordinary Resolutions: 5. A. Power of the Company to purchase its own shares		
B. General mandate to Directors re issue of shares		
C. Authorisation to Directors re issue of shares to include own shares purchased by the Company		

Date: ______________________ Signature: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If you wish to vote **FOR** or **AGAINST** the Resolution, please indicate with a "√" in the appropriate space. In the absence of any such indication, the proxy will vote or abstain at his discretion.
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him; a proxy need not be a member.
5. If the appointer is a corporation, this form must be under its common seal or under the hand of any officer or attorney duly authorised in that behalf.
6. In the case of joint holders, if more than one of such joint holders be present personally or by proxy, that one of the said persons so present whose name stands first on the register shall alone be entitled to vote.
7. To be effective, this form together with the power of attorney, or other authority, if any, under which it is signed, or a notarially certified copy of that power of authority, must be deposited at the registered office of the Company at 28th Floor, 4 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

* *The full text of the Resolutions is set out in the Notice of the Meeting.*


恒隆集團有限公司
HANG LUNG GROUP LIMITED
(股份代號：10)

代表委任書

本人／吾等 ______________________________

寓 ______________________________

持有**恒隆集團有限公司**(「本公司」)每股面值一元之股份共 __________股，茲委任 __________

寓 ______________________________

如其未克出席則委任 ______________________________

寓 ______________________________

如其未克出席則委任股東週年大會(「大會」)主席為本人/吾等代表，出席於二零零五年十一月八日(星期二)上午十一時正召開之大會及其任何延會，並於大會中就以下各決議案代為投票：

決議案*	**贊成**	**反對**
1. 省覽截至二零零五年六月三十日止年度之財務報表及董事局與核數師報告		
2. 宣布派發董事建議之末期股息		
3. A. 選舉陳樂宗先生連任為董事		
B. 選舉陳啟宗先生連任為董事		
C. 選舉袁偉良先生連任為董事		
D. 授權董事局釐定董事袍金		
4. 重聘畢馬威會計師事務所為本公司核數師，酬金將由董事釐定		
批准以下普通決議案： 5. A. 授權本公司購回本身股份		
B. 授權董事有關發行股份		
C. 授權董事有關發行之股份可包括本公司購回本身之股份在內		

日期：______________________ 簽署：______________________

附註：

1. 請用**正楷**填寫姓名及地址。
2. 請填上 台端持有之股份數目，凡未填上股數，則此代表委任書將被視為代表 台端在本公司名下所有股份。
3. 閣下如欲**贊成**或**反對**上述決議案，請在適當欄內填上[√]號。如未有明確表示，則其委託之代表於投票時，將有權自行作出決定。
4. 凡有權出席大會及於會上投票之股東可委派一位或多位代表出席，並於表決時代為投票，代表人毋須為本公司股東。
5. 如委任者為公司，此代表委任書必須蓋上公司印鑑或由其公司任何負責人或正式授權人代表公司簽署。
6. 如屬聯名股東，而親身出席或委任代表出席人數超過一人，則在股東名冊上排名首位之聯名股東將獨自享有投票權。
7. 本代表委任書連同授權書或其他已簽署之有效授權文件(如有)或該授權書之公證副本，必須於大會或其任何延會召開前四十八小時送抵本公司註冊辦事處，香港德輔道中四號二十八樓，方為有效。

* *決議案之全文載於大會通告中。*

Our Ref: SO-249-2005/HLGL

13th October, 2005

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
13/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Company Name : Hang Lung Group Limited
Case Number : 20050905-F00010-0034
Transaction Type: General Mandate to Repurchase Shares
Subject : Circular

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Jack Zhao of the Exchange on 26th September, 2005 at 4:17 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

cc IFN Financial Press Ltd. (Attn. Mr. Vincent Chan)


COPY

Our Ref: SO-260-2005/HLGL

13th October, 2005

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Hang Lung Group Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el


COPY


HKE

香港交易所

14 October 2005

Hang Lung Group Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Group Limited (the "Company")

Based on the result announcement summary form dated 31 August 2005 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.40 per share.

Book closing dates: 02/11/2005 to 04/11/2005, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Senior Officer
Information Services Department

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 18th October, 2005